24-10131

As filed with the Securities and Exchange Commission on September 30, 2005


05067658


RECD S.E.C.
SEP 3 0 2005
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
REGULATION A OFFERING STATEMENT
Under
THE SECURITIES ACT OF 1933

HOMETOWN FINANCIAL SERVICES, INC.
(Exact name of issuer as specified in its charter)

WASHINGTON	**6712**	**91-1984439**
(State or other jurisdiction of incorporation or organization)	*(Primary standard industrial classification code number)*	*(I.R.S. employer identification no.)*

970 14th Avenue, Longview, Washington 98632 (360) 414-0716
(Address and telephone number of principal executive offices and principal place of business)

PAUL J. THIELEN
President and Chief Executive Officer
970 14th Avenue
Longview, Washington 98632
(360) 414-0716
(Name, address, and telephone number of agent for service)

Copies of communications to:

STEPHEN M. KLEIN, ESQ.
BART E. BARTHOLDT, ESQ.
Graham & Dunn PC
Pier 70, 2801 Alaskan Way, Suite 300
Seattle, Washington 98121-1128

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART 1 – NOTIFICATION

Item 1. Significant Parties

The directors and executive officers of HomeTown Financial Services, Inc. are as follows. The residence and business addresses of such persons are provided below.

Name	Residence Address	Business Address
(a) Directors		
Clayton J. Bartness, D.C.	3905 Pennsylvania Avenue Longview, WA 98632	831 12th Avenue Longview, WA 98632
Ray E. Caldwell	2446 Mulberry Avenue Longview, WA 98632	3303 Washington, Suite D Longview, WA 98632
Dan I. Carlson	899 Highland Drive Waldport, OR 97394	Same
Terry S. Hollinger	1405 21st Avenue Longview, WA 98632	1061 Industrial Way Longview, WA 98632
James E. Hulbert, M.D.	3326 Columbia Heights Road Longview, WA 98632	339 Triangle Mall Longview, WA 98632
Jeffrey P. Rauth	551 Lone Oak Road Longview, WA 98632	PO Box 2423 Longview, WA 98632
David H. Taylor	2604 Maryland Street Longview, WA 98632	971 14th Avenue Longview, WA 98632
Paul J. Thielen	119 Sweetbirch Drive Longview, WA 98632	PO Box 1639 Longview, WA 98632
Steven R. Waite	1160 Industrial Way Longview, WA 98632	1356 Tennant Way Longview, WA 98632
(b) Executive Officers		
Helen M. Smith	146 West Beacon Hill Drive Longview WA 98632	PO Box 1639 Longview WA 98632
Merl A. Plummer	15513 NE 85th Street Vancouver, WA 98682	PO Box 1639 Longview WA 98632

(c) Not Applicable.

(d) and (e) Principal Shareholders

Name	Residence Address	Business Address
Patrick Hopper	2624 Pebblegold Avenue Henderson, NV 89014	Same
Rollie Hutton	2070 Rose Valley Road Longview, WA 98632	Same
Ray E. Caldwell	2446 Mulberry Avenue Longview, WA 98632	3303 Washington, Suite D Longview, WA 98632
James E. Hulbert, M.D.	3326 Columbia Heights Road Longview, WA 98632	339 Triangle Mall Longview, WA 98632
Terry S. Hollinger	1405 21st Avenue Longview, WA 98632	1061 Industrial Way Longview, WA 98632

(f) Promoters

The promoters of HomeTown National Bank include each of the persons named in Item 1(a) above and the following additional persons:

Name	Residence Address	Business Address
Rollie M. Hutton	2070 Rose Valley Road Kelso, WA 98626	Same as Residence
Claudia G. Dobyns	401 Spruce Creek Road Longview, WA 98632	Same as Residence
John G. Kuhlman	117 River Glenn Terrace Kalama, WA 98625	Same as Residence
Dennis R. Krey		2817 Colby Avenue Everett, WA 98201

(g) **Affiliates of the Issuer.** HomeTown National Bank is a wholly-owned subsidiary of Hometown Financial Services, Inc.

(h) **Legal Counsel.** Graham & Dunn PC, Seattle, Washington, Pier 70, 2801 Alaskan Way, Suite 300, Seattle, Washington 98121-1128 has advised the Issuer in connection with certain banking and securities aspects of the offering.

(i) – (m) Not Applicable

Item 2. Application of Rule 262

(a) None of the persons identified in the response to Item 1 is subject to the disqualification provisions set forth in Rule 262.

(b) Not Applicable

Item 3. Affiliate Sales

Not Applicable

Item 4. Jurisdiction in Which Securities Are to be Offered

(a) The Shares will not be offered or sold by any underwriters, dealers or salespersons.

(b) The Issuer will offer and sell the shares to the general public. Although no priority or allocation will be made with respect to existing shareholders, such shareholders will be offered an opportunity to participate in the offering, although the Company has discretion not to offer shares to existing shareholders who reside in states in which regulatory compliance would, in the judgment of the Company, be unduly burdensome. The issuer intends to offer shares to persons who are currently shareholders, pursuant to state exemptions for offers and sales to existing shareholders or other applicable exemptions, or qualification by coordination, in the states of Alaska, Arizona, California, Idaho, Nevada, Oregon, Tennessee, Texas and Washington. The Issuer will also offer shares to persons who are not currently shareholders, who may reside in the listed states or in other states. All offers and sales will be accomplished in accordance with applicable state securities laws. The shares will be offered on a best-efforts basis by Paul Thielen, President and Chief Executive Officer of the Issuer, who will receive no bonus, commission or other compensation directly or indirectly in connection with such sales.

Item 5. Unregistered Securities Issued or Sold Within One Year

No unregistered securities have been issued by the Issuer, predecessor or affiliated issuer within the past year, other than shares that were issued by the Issuer pursuant to the exercise of stock options under the First Amended and Restated HomeTown Financial Services, Inc. 2000 Stock Incentive Plan ("Plan"). Hometown Financial Services, Inc. issued the following shares of common stock pursuant to the exercise of stock options under the Plan:

NAME	DATE	SHARES	PRICE	TOTAL
Terry Hollinger	5/04/05	2,500	$ 20.00	$ 50,000
James E. Hulbert	6/14/05	2,500	$ 20.00	$ 50,000
Rollie M Hutton	5/04/05	2,500	$ 20.00	$ 50,000
Dennis R. Krey	2/01/04	1,500	$ 20.00	$ 30,000
Steven R Waite	7/01/05	50	$ 20.00	$ 1,000
Total Options Exercised		**9,050**		**$ 181,000**

The basis for computing the consideration for which the above shares were issued was the exercise price for the options exercised, pursuant to the terms of the Plan. Such issuances were issued pursuant to a written compensatory benefit plan under circumstances that comply with the requirements of Rule 701 promulgated under the Securities Act of 1933, and are thus exempted from the registration requirements of such Act by virtue of Rule 701.

Item 6. Other Present or Proposed Offerings

No offerings are present or proposed at the current time.

Item 7. Marketing Arrangements

There is no arrangement known to the Issuer or to any person named in response to Item 1 above for any of the purposes set forth in Item 7, Form 1-A.

Item 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

Item 9. Use of a Solicitation of Interest Document

No written document or broadcast script authorized by Rule 254 was used prior to the filing of this notification.

OFFERING CIRCULAR

970 14th Avenue
Longview, WA 98632
(360) 414-0716

A Maximum of $1,500,000
(50,000 Shares at $30.00 Per Share)
(No Minimum Offering Amount)

HomeTown Financial Services, Inc. is offering up to 50,000 shares of its common stock to our shareholders and the general public at $30.00 per share. The offering will commence on __________, 2005, and will terminate on _____________, 2005 [60 days], unless we terminate it earlier or extend it for up to an additional 30 days.

The minimum purchase for NEW shareholders is 100 shares ($3,000).

In addition to other matters discussed in this document, you should also be aware of the following:

- There is no minimum offering amount, and we may receive less than $1,500,000 in gross proceeds;
- Because there is no minimum offering amount, we will have immediate access to subscription funds once we have accepted the related subscription;
- Once we have accepted a subscription, it cannot be withdrawn by the investor;
- We are selling shares directly – there is no underwriter involved in the offering;
- There is no established trading market for our shares, and there is very limited trading activity; and
- We have arbitrarily established the offering price at $30.00 per share, based on a variety of factors considered by our board of directors (see "TERMS OF THE OFFERING – The Offering Price" for a description of the factors considered).

Investment in the shares involves certain risks. See "RISK FACTORS" beginning on page 3 for information that should be considered by each prospective investor.

The securities offered by means of this Offering Circular are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER. THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public(1)	Underwriting Discounts and Commissions(2)	Proceeds to Company(3)
Per Common Share	$30.00	$-0-	$30.00
Maximum Offering	$1,500,000	$-0-	$1,500,000

(1) The offering price for the shares has been determined by the Company based upon various factors. See "RISK FACTORS."
(2) Neither an underwriter nor broker-dealer will be used in connection with the offering; all shares are being offered on a best-efforts basis by certain directors and executive officers of the Company and no commissions will be paid on sales. See "TERMS OF THE OFFERING."
(3) Before deducting estimated expenses of the offering of approximately $100,000 including legal and accounting fees, printing and other miscellaneous expenses payable by the Company. The Company anticipates that a substantial portion of the proceeds will be contributed to HomeTown National Bank. See ""USE OF PROCEEDS."

The date of this Offering Circular is ______, 2005.

TABLE OF CONTENTS

OFFERING CIRCULAR SUMMARY

The following summary explains the significant aspects of the stock offering. The summary is qualified by the more detailed information and the financial statements appearing elsewhere in this Offering Circular.

The Offering

Common Stock Offered	50,000 shares
Common Stock to be Outstanding After the Offering	209,550 shares, assuming all offered shares are purchased.
Minimum Subscription	Persons who are not currently shareholders must subscribe for at least 100 shares. There is no minimum requirement for existing shareholders. See "TERMS OF THE OFFERING."
Maximum Subscription	10,000 shares (subject to any applicable regulatory approval and the discretion of the Board of Directors).
Price	$30.00 per share.
Use of Proceeds	To redeem certain outstanding Subordinated Debentures previously issued by the Company, and to support anticipated growth of the Bank and for general working capital purposes. See "USE OF PROCEEDS."
Special Factors to be Considered	The securities offered involve certain risks. See "RISK FACTORS."

Plan of Distribution and Terms of the Offering

The offering will commence on __________, **2005** and will continue until __________, **2005** unless we determine in our sole discretion to terminate the offering earlier or to extend it, for up to 30 additional days.

The offering is to the general public; although we will provide offering materials to our existing shareholders, they will not have priority in the offering. The offering will be conducted on a "first-come-first served" basis. Among other things, the offering will allow persons residing or working in our market area an opportunity to become shareholders, as well as customers.

Persons who are not currently shareholders must purchase a minimum of 100 shares ($3,000). There is no minimum purchase requirement for current shareholders.

Subject to any applicable prior regulatory approvals and the discretion of our Board of Directors, the maximum investment limit in the offering (not including shares previously owned) is 10,000 shares ($300,000).

We reserve broad discretion in determining whether to sell shares to any particular person, whether a current shareholder or a new shareholder. See "TERMS OF THE OFFERING – Broad Company Discretion."

Conditions of the Offering

Completion of the offering is not conditioned upon our receiving a minimum total offering amount. There are no escrow arrangements with respect to this offering. Accordingly, subscription funds that we receive and accept will be available for our immediate use.

We may accept or reject any subscription in whole or in part for any reason. Once we accept a subscription, you cannot withdraw it.

Our shares will be marketed on a best efforts basis through our President and Chief Executive Officer. No person will receive any commission or other form of compensation in connection with such efforts. While no modification of the terms of the offering are anticipated, if there are any material changes, subscribers will be resolicited and will be given an opportunity to rescind their investment.

See "TERMS OF THE OFFERING" for a more complete description of the offering.

About HomeTown Financial Services, Inc. and HomeTown National Bank

Hometown Financial Services, Inc. is a Washington state-chartered bank holding company formed in January 2002 primarily to hold all of the common stock of HomeTown National Bank, a national banking association that commenced operations in May 2000. The Company and the Bank are located in Longview, Washington.

At June 30, 2005, we had consolidated total assets of approximately $42.25 million, consolidated total liabilities of approximately $38.88 million, total net loans of approximately $36.54 million, total deposits of approximately $36.71 million, and shareholders' equity of approximately $3.36 million.

Through HomeTown National Bank, the Company provides a full range of retail banking services, including the acceptance of demand, savings and time deposits; the making of loans to consumers and businesses; the investment of excess funds in the purchase of federal funds, U.S. government and agency obligations, and state, county and municipal bonds; and other financial services usually handled for customers by commercial banks. See "BUSINESS."

The Bank maintains a web site at www.hometownnational.com, which contains additional information about the products and services offered.

RISK FACTORS

An investment in the shares being offered involves certain risks, including those described below. There are many risks inherent in any business enterprise; the risks described below are risks that are unique to our business and our market.

Hometown Bank is operating under a formal written Agreement with the OCC.

On March 16, 2005, the Bank entered into a formal written agreement with the Office of the Comptroller of the Currency (the "OCC Agreement"), agreeing to remedy deficiencies noted in the Bank's November 15, 2004 Report of Examination. The OCC Agreement requires the Bank to strengthen its loan portfolio management and credit administration, to maintain its capital at specified levels, and to restrict total loan growth to 5% annually. This restriction on annual loan growth may limit the Bank's results of operation during the period that the OCC Agreement is in effect. For a complete discussion of the regulatory factors impacting the Bank, see "Regulatory Matters" under "BUSINESS."

We have recently experienced changes in our senior management, and additional changes will occur

Paul J. Thielen has served as the President and CEO of the Bank only since January, 2005, and as President and CEO of the Company only since April 2005, when he succeeded Rollie M. Hutton, who retired, in such capacities. Prior to his becoming President and CEO, Mr. Thielen served as the Bank's Chief Lending Officer, and the Bank has not yet filled this position on a permanent basis. The Bank has retained a loan consultant who is working with Mr. Thielen to evaluate the Bank's loan portfolio, but the permanent position of Chief Lending Officer remains vacant. Various factors, such as the existence of the OCC Agreement and the historically relatively stagnant local economy (in comparison to other areas along the I-5 Corridor) may serve to make the recruitment of a qualified Chief Lending Officer more difficult. The relatively limited experience of current senior management and the lack of a permanent Chief Lending Officer could make it more difficult for the Company to successfully implement its business objectives.

We have subjectively set the offering price ourselves, and the price may not reflect the actual value of the shares; as a result the price investors pay for shares in the offering may be greater than the actual value of the shares

We have established the offering price of $30.00 per share based solely on our belief of the fair market value of our shares. The offering represents a multiple of 1.42 times the book value of the shares as of June 30, 2005. We did not retain an independent investment banking firm or securities dealer to assist in the valuation of the shares or in the determination of the offering price. For a description of the factors that our board considered in establishing the offering price, see "TERMS OF THE OFFERING – The Offering Price." Because we have subjectively set the offering price ourselves, the price that investors pay for shares in the offering may be greater than the actual value of the shares that they buy.

There is no minimum offering amount, and we may raise substantially less than the maximum amount being offered, which could affect our future growth

We have not set a minimum number of shares that must be sold in the offering in order for the offering to close. No escrow arrangements have been made with respect to the offering. Thus, subject to the acceptance of any particular subscription (see "TERMS OF THE OFFERING – Broad Company Discretion"), subscription funds related to such subscription will be immediately available to us, regardless of the number of shares sold in the offering to such date or in the completed offering generally. There can be no assurance that the maximum 50,000 shares will be sold, or that any particular amount of shares will be sold. If the Offering is subscribed at significantly less than the maximum offering amount, our ability to support our future growth (see "USE OF PROCEEDS") will be affected.

We have a limited history of operations, and we cannot assure that our growth will continue

HomeTown National Bank commenced operations in May 2000, and our relatively limited operating history is still insufficient to evaluate our long-term performance. Although the Bank's performance, as measured by growth in total assets and deposits, has been reasonable through the period ended June 30, 2005, there can be no assurance that such growth will continue. The OCC Agreement, which among other things restricts our annual loan growth to 5% per year, may serve to limit our growth in the short term. See "BUSINESS – Regulatory Matters."

We have a high concentration of loans secured by real estate, which makes us more vulnerable if there is a downturn in that sector of the economy

A significant portion of the Bank's loans are secured by real estate. At June 30, 2005, the Bank had a concentration of loans secured by real estate representing 84.43% of the loan portfolio. Of the loans secured by real estate, approximately:

- 13.54% are commercial real estate; and
- 7.53% are construction loans; and
- 76.90% are residential loans; and
- 2.03% are installment loans.

A downturn in the economy of the Longview, Washington area or the other areas in which the Bank has made loans secured by real estate could have a material adverse effect on borrowers' ability to repay such loans, as well as the value of the real property held as collateral.

You may have difficulty selling your shares, as there is little trading activity

There is no current trading market for our shares, and it is unlikely that an established market will develop in the near future. We presently do not intend to seek listing of our shares on any securities exchange, or quotation on the NASDAQ interdealer quotation system. We do not know whether significant trading activity will take place for several years, if at all. Accordingly, subscribers should consider this as a long-term and illiquid investment. See "THE COMPANY – Market for Common Equity and Related Stockholder Matters."

We have a high percentage of out-of-market loans, and our deposit base has a relatively high proportion of certificates of deposit

At June 30, 2005, approximately 43.32% of the Bank's loan portfolio consisted of loans made to borrowers outside the Bank's primary market area (Longview, Washington and environs). The greatest concentrations of these loans (approximately 21.62% of total loans) have been made to borrowers in the Portland, Oregon area and the Washington and Oregon coastal areas (approximately 10.10% of total loans) and the remainder has been made to borrowers throughout the Pacific Northwest. Such loans can be more difficult than locally secured loans to evaluate and administer, and can result in additional costs (such as legal fees) associated with non-performing loans. As the Bank matures without abandoning its lending relationships with out-of-market borrowers, the Bank intends to increase the percentage of locally made loans in its portfolio. Due primarily to intense competition in the Bank's primary market area, there can be no assurance that the Bank will be successful in meeting this objective.

Additionally, the Bank's deposit base is comprised of a relatively high percentage of certificates of deposit ("CDs"). At June 30, 2005, CDs comprised 76.26% of the Bank's deposits. Reliance upon CDs as a significant component of deposits, increases a bank's interest expense. The Bank anticipates that approximately 44.51% of its current CDs will mature in the next 12 months, and replacing such CDs in a rising interest environment may have an adverse effect on the Bank's profitability.

Fluctuating interest rates can adversely affect our profitability

The Bank's profitability is dependent to a large extent upon net interest income, which is the difference between its interest income on interest-earning assets and interest expense on interest-bearing liabilities. The banking industry has in recent years experienced significant fluctuations in net interest income due to changing interest rates. The Bank will continue to be affected by changes in levels of interest rates and other economic factors beyond its control.

There is intense competition in our market area, and we cannot assure that we will be able to successfully compete

Commercial banking is a highly competitive business. The Bank competes with other commercial banks, savings and loan associations, credit unions and finance companies operating in Longview and its environs and elsewhere, for loans and deposits. The Bank is subject to substantial competition from other financial institutions in the market area. In certain aspects of its business, the Bank also competes with credit unions, small loan companies, insurance companies, mortgage companies, finance companies, brokerage houses, and other financial institutions, some of which are not subject to the same degree of regulation and restriction as the Bank and some of which have financial resources greater than those of the Bank. Credit unions are particularly well established in the Longview market area, making competition for consumer deposits even more intense. See "THE BANK – Market Area and Competition."

Our allowance for loan losses may not be adequate to cover actual losses

Like all financial institutions, we maintain an allowance for loan losses to provide for loan defaults and non-performance. The underwriting and credit monitoring policies that we have adopted to address these risks may not prevent unexpected losses that could materially and adversely affect our business. Our allowance for loan losses is based on our prior experience and peer bank experience, as well as an evaluation of the known risks in the current portfolio, composition and growth of the loan portfolio, and economic factors. The determination of the appropriate level of loan loss allowance is an inherently difficult process and is based on numerous assumptions. The amount of future losses is also susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond our control. The Bank has increased the amount of the loan loss allowance for the six months ended June 30, 2005, compared to the level of the allowance for the same period in 2004. There can be no assurance that the allowance for loan losses will not increase in the future as management continues to review and assess the loan portfolio, and any such increase would adversely affect the Company's profitability through necessary provisions for loan losses.

You will not likely receive cash dividends on the shares

We have never paid a cash dividend and, do not anticipate paying a cash dividend in the foreseeable future. We expect to retain all earnings to provide capital for operations and expansion of the Bank. Our ability to pay dividends in the future will depend primarily upon the earnings of the Bank and its ability to pay dividends to the Company. See "DIVIDEND POLICY" and "SUPERVISION AND REGULATION – Distributions."

TERMS OF THE OFFERING

Method of Offering

The offering will commence on ___________, 2005 and will terminate on ____________, 2005. We may, in our sole discretion, determine to terminate the offering earlier than ___________, 2005, or to extend it, for up to 30 additional days following that date.

Persons who are not currently Company shareholders must subscribe for a minimum of 100 shares ($3,000). There is no minimum subscription requirement for current shareholders.

Subject to any prior applicable regulatory approvals and the discretion of our Board of Directors, the maximum investment limit is 10,000 shares ($300,000).

The offering will be conducted on a "first-come-first-served" basis.

The Offering Price

Our board of directors considered various factors in determining that the shares should be offered at a price of $30.00 per share. In determining that the sales price represents the fair market value, the board took the following factors into account: the historical earnings of the Bank since its opening; the Company's and the Bank's future prospects; the book value per share of the Company's outstanding common stock; recent sales prices of the Company's common stock in transactions between individuals; and the sales prices in stock offerings by other similarly situated financial institutions.

Our board of directors did not retain any independent party to assist in the valuation of the shares for this offering, and there can be no assurance that the offering price reflects the actual value of the offered shares – see "RISK FACTORS". We have subjectively set the offering price ourselves, and the price may not reflect the actual value of the shares."

How to Subscribe

Complete and sign the enclosed subscription agreement and send it with full payment for the shares subscribed to us.

We reserve broad discretion to accept or reject the subscriptions of any person. See "– Broad Company Discretion" below.

Broad Company Discretion

Subscribers should be aware that we are entitled to exercise broad discretion in determining whether to sell shares to them. **We may, in our absolute discretion, reject a subscription of any person, whether such person is currently a shareholder or not.**

In exercising our discretion, we may consider, among other things:

- Whether or not the subscriber is a Bank customer, or a resident of the Bank's primary marketing area; and

- Whether or not the subscriber is a resident of the State of Washington, and if not, whether the subscriber's state of residence imposes any restrictions on, or costs in connection with, the sale of securities to its residents.

Subject to our absolute discretion, and the factors described above, if there are no countervailing considerations, we will attempt to honor subscriptions on a "first-come, first-served" basis.

Minimum Purchase Requirement for Persons Who Are Not Currently Shareholders

We have established the minimum purchase requirement of 100 shares for new shareholders so that we can avoid the administrative, printing and related costs associated with maintaining a shareholder base consisting of shareholders with very small stock holdings.

Offering Expiration Date

We must receive at our offices, completed and executed subscriptions, together with full payment for the shares subscribed, no later than 5:00 p.m. on ____________, 2005, unless the offering is terminated earlier or extended, for up to 30 days, by us in our sole discretion.

Subscription Funds

We will hold subscription funds, pending acceptance, in a segregated, non-interest bearing account at the Bank. If a subscription is rejected for any reason, the applicable subscription funds will be promptly returned to the subscriber, without charge or deduction.

Once you have delivered or mailed your subscription agreement to us, you cannot revoke it.

Commissions

The shares will be offered on behalf of the Company by Paul Thielen, the President and Chief Executive Officer of the Company. No commissions, fees or other remuneration will be paid to Mr. Thielen, or to any other person or entity, for selling the shares in this offering.

Delivery of Stock Certificates

We will issue certificates for shares duly subscribed, paid for and accepted as soon as practicable after completion of the offering.

Purchase Intentions of Our Directors and Executive Officers

Our directors and executive officers are eligible to participate in this offering on the same terms being offered to all other shareholders. Our directors and executive officers have indicated that they plan to purchase, in the aggregate, approximately 10,000 shares ($300,000), subject to availability. Assuming they purchase this number of shares, and assuming the offering is fully subscribed, they will own in the aggregate 41.31% of the then outstanding shares (not including shares that they could purchase upon the exercise of stock options).

DILUTION

Assuming Full Subscription

The net tangible book value of the Company at June 30, 2005 was $3.36 million, or $21.09 per share. Net tangible book value per share is determined by dividing the net worth of the Company (assets less total liabilities) by the number of shares outstanding. Without taking into account any changes in such net book value after June 30, 2005, other than to give effect to the sale of 50,000 shares offered by us in this offering (after deducting estimated offering expenses) the pro forma net tangible book value of the outstanding shares at June 30, 2005 would have been $4.76 million or $22.74 per share. This represents an immediate increase in net tangible book value to present shareholders of $1.65 per share and an immediate dilution to new investors of $7.26 per share. The following table illustrates the dilution on a per-share basis:

Offering price per share		$30.00
Net tangible book value per share prior to offering (1)	$21.09	
Increase in net tangible book value per share attributable to new investors	$1.65	
Pro forma net tangible book value per share after offering		$22.74
Dilution per share to new investors (2)		$7.26

(1) At June 30, 2005, total shareholders' equity was $3.36 million, which represents a net tangible book value of $21.09 per share. Net tangible book value per share represents the Company's total shareholders' equity divided by the total number of shares outstanding.

(2) Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers in the offering and the pro forma book value per share immediately after the completion of the offering.

Although our current shareholders will not experience net tangible book value dilution of their shares as a result of the offering, they will experience a dilution in their respective ownership percentages of the Company to the extent that such persons do not participate in the offering.

Assuming Less than Full Subscription

The following table represents the dilution that would be experienced by new shareholders on a per-share basis, assuming that the offering is subscribed at a level equal to 75%, 50%, and 25%, respectively, of the maximum offering amount of 50,000 shares:

	Percent of maximum offering proceeds		
	75%	50%	25%
Number of Shares offered or assumed to be sold	37,500	25,000	12,500
Gross proceeds	$1,125,000	$750,000	$375,000

	Percent of maximum offering proceeds		
	75%	50%	25%
Expenses	($100,000)	($100,000)	($100,000)
Net proceeds	$1,025,000	$650,000	$275,000
Net tangible book value @ 06/30/05	$3,363,743	$3,363,743	$3,363,743
Net proceeds from the stock offering	$1,025,000	$650,000	$275,000
Pro forma net tangible book value @ 6/30/05	$4,388,743	$4,013,743	$3,638,743
Number of shares outstanding @ 06/30/05	159,500	159,500	159,500
Number of Shares offered or assumed to be sold	37,500	25,000	12,500
Pro forma number of shares outstanding @ 6/30/05	197,000	184,500	172,000
Offering price per share	$30.00	$30.00	$30.00
Net tangible book value per share prior to offering	$21.09	$21.09	$21.09
Increase in net tangible book value per share attributable to new investors	$1.19	$0.66	$0.07
Pro forma net tangible book value per share after offering	$22.28	$21.75	$21.16
Dilution per share to new investors	$7.72	$8.25	$8.84

DIVIDEND POLICY

We currently intend to retain any earnings to help fund the future growth of the Bank, and we do not anticipate paying any cash dividends in the foreseeable future. We cannot predict when cash dividends, if any, will ever be paid. The payment of dividends, if any, will at all times be subject to the ability of the Bank to pay dividends to the Company, which is subject to the payment of the Bank's expenses, the maintenance of adequate liquidity and loan loss allowance, and minimum capital requirements for commercial banks, and other factors. See "SUPERVISION AND REGULATION – Distributions." Additionally, the Company is subject to restrictions on the declaration of dividends as a result of certain administrative actions. See "BUSINESS – Regulatory Matters."

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares offered, assuming that all 50,000 shares offered by means of this Offering Circular are sold, will be $1,500,000 before deducting estimated expenses of approximately $100,000. Because this offering is not conditioned on the sale of a minimum number of shares, the net proceeds will be reduced to the extent that the maximum number of shares offered (50,000) are not subscribed for. There can be no assurance that the maximum proceeds of $1,500,000, or any other amount, will be attained.

The Company anticipates that it will retain at least $425,000 of the proceeds of the offering in order to allow it to redeem, through the payment of all principal and interest on, the Company's outstanding Subordinated Debentures (see "CERTAIN TRANSACTIONS AND RELATIONSHIPS – Subordinated Debentures") and for working capital, and contribute any offering proceeds in excess of $425,000 to the Bank. The capital contributed to the Bank will be used to support the Bank's anticipated future deposit and asset growth, subject to the current OCC Agreement (see "RISK FACTORS"), while maintaining adequate capital levels. The additional capital will also give the Bank the option of increasing its lending limits. The Company intends to retain a minimum of $100,000 in the Holding Company for future anticipated expenditures.

Our business plan calls for moderate growth in the near-to-mid term future. To the extent that the offering is subscribed at a level significantly below the maximum offering amount of $1,500,000, our future growth will be restricted. In such event, we may consider options such as additional equity financing or borrowing funds, which we would contribute to the Bank, to fund its growth.

BUSINESS

HomeTown Financial Services, Inc.

Financial Overview

We are a bank holding company organized under the laws of Washington, chartered in January 2002. We had consolidated total assets of approximately $42.25 million at June 30, 2005. We are located in Longview, Washington, and conduct our operations through our subsidiary, HomeTown National Bank, a national banking association, which commenced operations in May 2000. We do not engage in any substantial activities other than acting as a bank holding company for the Bank. We believe that we can present an alternative to large financial institutions by offering local ownership, local decision-making and other personalized services characteristic of community banks. The holding company structure provides flexibility for expansion of our banking business through acquisition of other financial institutions and allows us to provide additional banking-related services that a traditional commercial bank may not be able to provide. See "SUPERVISION AND REGULATION."

Regulatory Matters

On March 16, 2005, the Bank entered into the OCC Agreement based on findings in the November 15, 2004 Report of Examination ("2004 ROE") of the Bank. Since the 2004 ROE, the Bank has worked to improve the quality of its loan portfolio and strengthen its senior management by hiring Paul Thielen as Chief Lending Officer in 2004, and then promoting him to President and CEO of the Bank and later of the Company. As part of the OCC Agreement, the Bank has prepared a management and staffing plan to address the areas that could be furthered enhanced, in particular hiring a qualified Chief Lending Officer. Many of the deficiencies noted by the OCC in the 2004 ROE were based on the need for the Bank to strengthen its loan portfolio management and credit administration. The Bank is proactively working to resolve its criticized assets and to improve the quality of its loan portfolio. The Bank has brought in a loan review consultant and a loan workout expert who are working to make progress in this area.

Under the OCC Agreement, the Bank must also maintain the following capital levels: (i) total risk-based capital of at least ten percent (10%) of risk-weighted assets; and (ii) Tier 1 capital of at least equal to eight percent (8%) of adjusted total assets. In connection with the capital requirements, the Bank must adhere to a three-year capital plan developed by the Board of Directors.

The OCC Agreement also requires the Bank to take certain steps, including:

- Adoption of an insider policy to govern transactions with insiders;
- Revision of the Bank's written loan policy;

- Development and implementation of a written program to improve the Bank's loan portfolio management and credit risk management;
- Implementation of a written asset diversification program;
- Establishment of a program for the maintenance of and adequate allowance for Loan and Lease Losses;
- Restricting total loan growth to five percent (5%) per annum; and
- Adoption and implementation of an interest rate risk policy.

Many of the necessary policies have already been adopted and implemented, and management and the Board of Directors are working in coordination with the OCC to meet the terms of the OCC Agreement and to maintain the Bank's capital at the required level. The OCC Agreement will remain in effect until the OCC determines that all of the terms have been satisfied.

Company Selected Financial Information as of June 30, 2005

The following table presents consolidated financial information regarding the Company through June 30, 2005. This summary is qualified in its entirety by the detailed financial information and financial statements appearing elsewhere in this offering circular.

	Six months ended June 30		Twelve months ended December 31				
	2005	2004	2004	2003	2002	2001	2000
RESULTS OF OPERATIONS:	*(In thousands, except per share data)*						
Interest Income	$1,493	$1,106	$2,576	$2,440	$2,120	$1,389	$361
Interest Expense	($572)	($422)	($920)	($897)	($908)	($681)	($169)
Net Interest Margin	$921	$684	$1,656	$1,543	$1,212	$708	$192
Provision for Loan Losses	($142)	($49)	($248)	($72)	($385)	($215)	($50)
Noninterest Income	$114	$99	$74	$91	$89	$138	$7
Noninterest Expense	($682)	($462)	($1,090)	($962)	($921)	($777)	($385)
Income (Loss) before Income Taxes	$211	$272	$392	$600	($5)	($146)	($286)
Income Tax (Expense) Benefit	($89)	($105)	($126)	($210)	$12	$301	$0
Net Income (Loss)	$122	$167	$266	$390	$7	$155	($286)
Other Comprehensive Income (Loss)	-0-	-0-	($1)	($3)	$4	-0-	-0-
Net Comprehensive Income	$122	$167	$265	$387	$11	$155	($286)
Earnings (Loss) Per Share							
Basic	$0.81	$1.10	$1.76	$2.59	$0.05	$1.03	($2.98)
Diluted	$0.78	$1.06	$1.69	$2.50	$0.05	$1.03	($2.98)
Book Value per share	$21.09	$22.11	$20.33	$18.54	$15.97	$15.89	$14.87

	Six months ended June 30		Twelve months ended December 31				
	2005	**2004**	**2004**	**2003**	**2002**	**2001**	**2000**
FINANCIAL POSITION:	***(In thousands, except per share data)***						
Cash and Due from Banks	$1,113	$598	$453	$452	$760	$478	$239
Federal Funds Sold	$1,700	$1,175	$1,775	$1,500	$1,380	$1,550	$1,835
Investment Securities	$2,225	$3,471	$2,326	$3,005	$2,006	$599	$2,326
Net Loans	$36,535	$28,401	$35,950	$27,791	$25,979	$18,078	$5,287
Total Assets	$42,248	$34,209	$41,168	$33,476	$30,829	$21,370	$10,062
Total Deposits	$36,714	$30,756	$37,375	$30,216	$27,910	$18,838	$7,687
Shareholders' Equity	$3,364	$2,986	$3,090	$2,790	$2,403	$2,392	$2,237

Company Selected Quarterly Financial Data

(in thousands)

	Quarter Ended		Quarter Ended				Quarter Ended			
	6/30/2005	3/31/2005	12/31/2004	9/30/2004	6/30/2004	3/31/2004	12/31/2003	9/30/2003	6/30/2003	3/31/2003
Interest income	$753	$740	$841	$628	$545	$562	$706	$574	$592	$568
Interest expense	($302)	($270)	($280)	($229)	($206)	($205)	($223)	($214)	($231)	($229)
Net Interest income	$451	$470	$561	$399	$339	$357	$483	$360	$361	$339
Other income	$55	$59	($79)	$54	$46	$53	($96)	$71	$56	$60
Other expense	($353)	($329)	($377)	($250)	($237)	($226)	($261)	($217)	($238)	($249)
Net operating income	$153	$200	$105	$203	$148	$184	$126	$214	$179	$150
Provision for loan losses	($133)	($9)	($110)	($89)	($31)	($18)	($15)	($15)	($11)	($31)
Income tax expense	($20)	($69)	$22	($43)	($44)	($61)	($42)	($70)	($62)	($36)
Net income	$0	$122	$17	$71	$73	$105	$69	$129	$106	$83

	Year-To-Date Ended		Year-To-Date Ended				Year-To-Date Ended			
	6/30/2005	3/31/2005	12/31/2004	9/30/2004	6/30/2004	3/31/2004	12/31/2003	9/30/2003	6/30/2003	3/31/2003
Interest income	$1,493	$740	$2,576	$1,735	$1,107	$562	$2,440	$1,734	$1,160	$568
Interest expense	($572)	($270)	($920)	($640)	($411)	($205)	($897)	($674)	($460)	($229)
Net Interest income	$921	$470	$1,656	$1,095	$696	$357	$1,543	$1,060	$700	$339
Other income	$114	$59	$74	$153	$99	$53	$91	$187	$116	$60
Other expense	($682)	($329)	($1,090)	($713)	($463)	($226)	($962)	($704)	($487)	($249)
Net operating income	$353	$200	$640	$535	$332	$184	$672	$543	$329	$150
Provision for loan losses	($142)	($9)	($248)	($138)	($49)	($18)	($72)	($57)	($42)	($31)
Income tax expense	($89)	($69)	($126)	($148)	($105)	($61)	($210)	($168)	($98)	($36)
Net income	$122	$122	$266	$249	$178	$105	$390	$318	$189	$83

Return on Assets and Equity

Following are performance ratios of the Company for six months ended June 30, 2005 and 2004, and for the years ended December 31, 2004, 2003 and 2002:

	Six Months Ended June 30(1)		Year ended December 31		
	2005	2004	2004	2003	2002
Return on average assets	0.58%	0.99%	0.74%	1.22%	0.03%
Return on average equity	6.59%	10.17%	7.92%	13.13%	2.77%
Dividend payout ratio	0.00%	0.00%	0.00%	0.00%	0.00%
Average equity to average assets	8.80%	9.76%	9.37%	9.31%	9.56%

(1) Annualized

Employees

The Bank had a total of seven full-time employees and four part-time employees at June 30, 2005. There are no separate full-time employees of the Company.

Property

The Company leases its headquarters building from Our Blue Sky LLC, a limited liability company ("OBC"). The same property and building located at 970 -14th Avenue, Longview, Washington 98632 is occupied by the Bank located. OBC is owned and operated by five members of the Bank's board of directors. Raymond E. Caldwell is acting as Manager of OBC. Other members of OBC are James E. Hulbert, Dan I. Carlson, David H. Taylor, and Steven R. Waite. The lease agreement is for a period of three years, commencing on July 1, 2005 and terminating on June 30, 2008. Monthly rental of the building and property during the original term of the lease is $7,083.24 per month. The Bank will have the option to renew the lease for at least one additional three-year extension period unless written notice of intention to cancel lease not less than 90 days prior to the end of the base term. After July 1, 2008 the lease will continue in effect on the same terms and conditions, except that rent will be adjusted in the manner provided in the lease agreement and there shall be no further renewal options unless otherwise agreed in writing. The Bank will have the option to purchase the subject property at fair market value, as determined by a mutually acceptable qualified appraiser, at any time during the first three year period.

Legal Proceedings

The Bank is subject to the OCC Agreement, as described under "—Regulatory Matters."

Aside from the matters described above, there are no other material pending legal proceedings to which we or the Bank is a party or to which any of our properties is subject; nor are there material proceedings known to us to be contemplated by any governmental authority; nor are there material proceedings known to us, pending or contemplated, in which any director, officer or any principal security holder, or any associate of any of the foregoing, is a party or has an interest adverse to us or the Bank.

Market for Common Equity and Related Stockholder Matters

No broker makes a market in our common stock, and trading has not been extensive. Trades that have occurred cannot be characterized as amounting to an active market. The shares are traded by individuals on a personal basis and are not listed on any exchange or traded on the over-the-counter market. Due to the limited information available, the following price information may not accurately reflect the actual market value of the shares. The following data includes trades between individual investors. It does not include new issues of stock or the exercise of stock options, and does not include transfers as to which we have no information as to the purchase or sale price.

Period	# of Shares Traded	Price Range
2002	200	$23.00
2003	2,766	$20.00 - $30.00
2004	5,890	$20.00 - $30.00
2005 (to June 30, 2005)	11,050	$20.00 - $30.00

To the best of our knowledge, the most recent transaction in the shares was June 28, 2005, in a transaction involving 1,000 shares at a price of $30.00 per share.

At June 30, 2005, stock options for 20,950 shares at exercise price of $20.00 per share were outstanding.

Debentures

In order for additional funding and to increase regulatory capital for the Bank, the board of directors approved a private offering of Subordinated Debentures ("Debentures"). The Debentures were purchased by certain directors and third parties affiliated with such directors. An aggregate of $525,000 of Debentures has been issued. The Debentures provide that interest will be paid quarterly until the maturity date of such Debentures, on which date the Debentures will become payable in full. The Debentures, which were issued at various dates in 2002, 2003 and 2004, each provide for a maturity date of September 15, 2007. The Bank intends to use a portion of the proceeds of this offering to redeem the Debentures, subject to regulatory approval. See "CERTAIN TRANSACTIONS AND RELATIONSHIPS – Subordinated Debentures."

Number of Equity Holders

As of June 30, 2005, there were approximately 135 holders of record of Company common shares.

Reports to Shareholders

The Company delivers to each shareholder of record an annual report including audited financial statements for the year then ended and other periods described in such financial statements. The Company is not subject to the reporting requirements of the Securities Exchange Act of 1934, and thus does not file periodic reports, proxy statements or other information with the Securities and Exchange Commission.

Cash Dividends

We have never paid a cash dividend, and do not anticipate paying a cash dividend in the foreseeable future. Our board of directors has adopted resolutions precluding the declaration or payment of dividends without the prior written approval of the Federal Reserve Bank of San Francisco. We expect to retain all earnings to provide capital for operations and expansion of our subsidiary. Dividends, when and if paid, will be subject to determination and declaration by the board of directors, which will take into account the financial condition of the Bank, results of operations, tax considerations, industry standards, economic conditions and other factors. Our ability to pay dividends in the future will depend primarily upon the earnings of the Company and of the Bank and its ability to pay dividends to us. The Bank's ability to pay dividends is governed by various statutes. See "SUPERVISION AND REGULATION – Dividends."

HomeTown National Bank

The Bank primarily serves individuals and small and medium-sized businesses located in its primary trade area, Longview, Washington. The Bank offers its customers a full range of deposit services that are typically available in most financial institutions, including checking accounts, savings accounts and other deposits of various types, ranging from money market accounts to certificates of deposit. The transaction accounts and time certificates are tailored to the principal market areas at rates competitive in the area. The Bank's deposits are attracted primarily from individuals, merchants, small and medium-sized businesses, and professionals. All deposit accounts are insured by the FDIC up to the maximum amount. (See "SUPERVISION AND REGULATION – Deposit Insurance").

The principal sources of the Bank's revenues are: (i) interest and fees on loans; (ii) interest on investments (principally government securities); (iii) interest on federal funds sold (funds loaned on a short-term basis to other banks); and (iv) deposit service charges. The Bank's lending activity consists of short-to-medium-term real estate and construction commercial loans, including operating loans and lines, equipment loans, real estate loans, personal loans or lines of credit, home improvement and rehabilitation loans. The Bank also offers safe deposit boxes, direct deposit of payroll and social security checks, and automatic draft for various accounts. The Bank intends to offer to its commercial and personal customers on-line banking services, including bill payment services, in the latter half of 2005.

Market Area and Competition

The Bank competes with other commercial banks, savings and loan associations, credit unions and finance companies operating in its primary service area, which is the city of Longview, Washington and its environs. There are two state chartered local "community banks" which are headquartered in the Bank's primary service area and directly target the same loan and deposit markets of the Bank. These banks range in asset size from approximately $26 million to under $350 million. Additionally, there are nine larger regional and national banks with offices located within the Bank's primary service area, which also provide competition to the Bank. Also, there are nine local credit unions that directly target the same deposit markets of the Bank.

Because of these large concentrations of local commercial banks, savings and loan associations, credit union and finance companies, it may be extremely difficult for the Bank to attract and retain local loan and deposit relationships in the future. The need for stable or core deposit relationships is essential for the success of the Bank. The Bank is currently taking steps in marketing to actively seek out new core deposits from the local environs.

The Bank is subject to substantial competition in all aspects of its business. Intense competition for loans and deposits comes from other financial institutions in the market area. In certain aspects of its business, the Bank also competes with credit unions, small loan companies, insurance companies, mortgage companies, finance companies, brokerage houses and other financial institutions, some of which are not subject to the same degree of regulation and restriction as the Bank and some of which have financial resources greater than those of the Bank. The future success of the Bank will depend primarily upon the difference between the cost of its borrowing (primarily interest paid on deposits) and income from operations (primarily interest or fees earned on loans, interest earned on investment securities and Fed funds sold). The Bank competes for funds with other institutions, which, in most cases, are significantly larger and are able to provide a greater variety of services than the Bank and thus may obtain deposits at lower rates of interest.

Products and Services

In conjunction with the growth of its asset base, the Bank has introduced new products and services to position itself to compete in its highly competitive market. The Bank's customers demand not only a wide range of financial products but also efficient and convenient service. In response to these demands, the Bank has developed a mix of products and services tailored to its market. Additionally, the Bank offers a wide range of commercial and retail banking products and services to its customers. Deposit accounts include certificates of deposit and other time deposits, checking and other demand deposit accounts, interest-bearing checking accounts, savings accounts and money market accounts. Loans include real estate construction and development, commercial, installment and consumer loans.

Assets

At June 30, 2005, total assets were $42.25 million, an increase of $1.08 million from December 31, 2004. This growth has primarily occurred in loans and investments. Total average assets for the year 2004 were $36.08 million.

Management of the Bank considers many criteria in managing assets, including credit-worthiness, diversification and structural characteristics, maturity and interest rate sensitivity. The following table sets forth the Bank's interest earning assets by category at June 30, 2005, and at December 31, 2004, 2003, 2002 and 2001.

Earning Assets

	June 30, 2005		December 31, 2004		December 31, 2003	
	Amount	% Earning Assets	Amount	% Earning Assets	Amount	% Earning Assets
	(dollars in thousands)					
Loan Portfolio (Net)	$36,535	90.30%	$35,950	89.76%	$27,791	86.05%
Investment Portfolio	$2,225	5.50%	$2,326	5.81%	$3,005	9.30%
Fed Funds Sold and Int. Bearing Deps.	$1,700	4.20%	$1,775	4.43%	$1,500	4.64%
Total	$40,460	100.00%	$40,051	100.00%	$32,296	100.00%

	December 31, 2002		December 31, 2001	
	Amount	% Earning Assets	Amount	% Earning Assets
Loan Portfolio (Net)	$25,979	88.47%	$18,077	89.38%
Investment Portfolio	$2,006	6.83%	$599	2.96%
Fed Funds Sold and Int. Bearing Deps.	$1,380	4.70%	$1,550	7.66%
Total	$29,365	100.00%	$20,226	100.00%

At June 30, 2005 and at December 31, 2004 and 2003, obligations of the United States Government or its agencies and obligations of states and political subdivisions represented 100% of the investment portfolio.

The following tables present the maturity distribution of the amortized cost of the Bank's debt securities at June 30, 2005, December 31, 2004 and 2003. The weighted average yields on these instruments are presented based on final maturity.

June 30, 2005

	Due in one year or less		Over on through five years		Over five through ten years		Over ten years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)									
U.S. government and agency securities	$ 500	4.49%	$ 1,725	3.51%	-0-	---	-0-	---	2,225	3.73%
Mortgage-backed securities	-0-	---	-0-	---	-0-	---	-0-	---	-0-	---
Total	$ 500	4.49%	$ 1,725	3.51%	-0-	---	-0-	---	$ 2,225	3.73%

December 31, 2004

	Due in one year or less		Over on through five years		Over five through ten years		Over ten years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)									
U.S. government and agency securities	$ 1,500	3.93%	$ 826	3.96%	-0-	---	-0-	---	2,326	3.94%
Mortgage-backed securities	-0-	---	-0-	---	-0-	---	-0-	---	-0-	---
Total	$ 1,500	3.93%	$ 826	3.96%	-0-	---	-0-	---	$ 2,326	3.94%

Lending Activities

The two main areas in which the Bank has directed its lendable funds are commercial and real estate loans. At June 30, 2005, these categories accounted for approximately 13.54% and 84.43%, respectively, of the Bank's total loan portfolio. The Bank's major source of income is interest and fees charged on loans.

In general, the Bank is permitted to make loans to single borrowers in aggregate amounts of up to $591,626. At June 30, 2005, the Bank had a concentration of loans secured by real estate representing approximately 84.43% of the loan portfolio. Of the loans secured by real estate, approximately 51.62%

are commercial real estate, 8.92% are construction loans, and 6.65% are secured by land. These loans are concentrated 56.68% in the Longview, Washington area. Due to the diversity of the borrowers and product types, the Bank does not believe this loan concentration represents a significant risk, although a downturn in the Longview area real estate market could have an adverse effect on the Bank and its operations.

At June 30, 2005, approximately 43.32% of the Bank's loan portfolio consisted of loans made to borrowers outside the Bank's primary market area. There can be disadvantages associated with such loans, as discussed in "RISK FACTORS – We have a high percentage of out-of-market loans, and our deposit base has a relatively high proportion of certificates of deposit." The percentage of out-of-market loans is primarily the result of previous stagnant local economic conditions. As the Bank matures and in view of improvement in the Longview/Kelso local economic conditions, the Bank intends to increase the percentage of locally made loans in its portfolio.

The Bank on occasion sells "participations" in loans. A loan "participation" represents a portion of a loan that a bank has made and sells, to one or more other banks. This sale is on a non-recourse basis, thus limiting the Bank's exposure on the loan to the amount that it retains (does not sell through a participation). In addition to limiting exposure, selling participations in loans can be used when necessary to stay within lending limits. Loan participations are customary in the banking industry, and the terms of the agreements between the Bank and the banks to which it sells loan participations contain customary terms and conditions.

In the normal course of business there are various commitments outstanding and commitments to extend credit which are not reflected in the financial statements. A "commitment" is an agreement by the Bank to loan money in the future, subject to certain conditions being met. These commitments generally require the customers to maintain certain credit standards and have fixed expiration dates or other termination clauses. The Bank uses the same credit policies in making commitments as it does for loans. Management does not expect that all such commitments will be fully utilized. Similar to the loan participations discussed above, the Bank on occasion enters into agreements with other banks to participate in certain of its commitments to extend credit.

At June 30, 2005 the Bank had loan commitments to loan monies totaling approximately $3.10 million. Of this amount, approximately $1.34 million (43.17%) is secured by real estate. Commercial and other loan commitments total approximately $1.76 million (56.83%) of total commitments

Lending activities are conducted pursuant to a written loan policy, which has been adopted by the board of directors of the Bank. See "Loan Policy" below.

The Bank's loan policy provides that accrual of interest on loans will be discontinued when there is reasonable doubt as to the full, timely collections of interest or principal. When a loan becomes contractually past due 90 days with respect to interest or principal, it will be reviewed and a determination is made as to whether it should be placed on nonaccrual status. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to principal and interest and when, in the judgment of management, the loans are estimated to be fully collectible as to principal and interest. Restructured loans are those loans on which concessions in terms have been granted because of a borrower's financial difficulty. Interest is generally accrued on such loans in accordance with the new terms.

Interest income on loans is based on principal amounts outstanding, at applicable interest rates. Accrual of interest on impaired loans is discontinued when reasonable doubt exists as to the full, timely collection of interest or principal or when payment of principal or interest is contractually past due 90 days, unless the loan is well secured and in the process of collection. When a loan is placed on nonaccrual status, all interest previously accrued, but not collected, is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and when future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought current with respect to both principal and interest and when, in the opinion of management, the loans are estimated to be fully collectible as to both principal and interest.

Loan Policy

Lending activities are conducted under a written loan policy that has been adopted by the Bank's board of directors. Each loan officer has a defined lending authority. Regardless of lending authority, individual secured loans over $200,000 and unsecured loans over $25,000 are required to be approved by the Bank's Directors' Loan Committee.

Loan commitments are underwritten within the Bank's established guidelines for each loan category and carry no unusual risk.

Loan Portfolio: Loans Receivable

Total net loans of $36.54 million at June 30, 2005 reflected an increase of $.59 million or 1.63%, compared to total loans for the year ended December 31, 2004.

The following table sets forth the composition of the Bank's loan portfolio June 30, 2005, and December 31, 2004, 2003, 2002, and 2001.

	June 30, 2005		**December 31, 2004**		**December 31, 2003**	
	Amounts	**Percent of Total Loans**	**Amounts**	**Percent of Total Loans**	**Amounts**	**Percent of Total Loans**
	(dollars in thousands)					
Gross Loans:						
Commercial	$5,024	13.54%	$5,557	15.17%	$4,508	15.99%
Real Estate:						
Construction	$2,796	7.53%	$2,417	6.60%	$948	3.36%
Mortgage	$28,543	76.90%	$27,988	76.38%	$22,217	78.80%
Consumer	$754	2.03%	$680	1.86%	$522	1.85%
Total	$37,117	100.00%	$36,642	100.00%	$28,195	100.00%

	December 31, 2002		December 31, 2001	
	Amounts	Percent of Total Loans	Amounts	Percent of Total Loans
	(dollars in thousands)			
Gross Loans:				
Commercial	$5,443	20.64%	$4,543	24.63%
Real Estate:				
Construction	$3,246	12.31%	$2,020	10.95%
Mortgage	$16,742	63.48%	$11,360	61.58%
Consumer	$941	3.57%	$524	2.84%
Total	$26,372	100.00%	$18,447	100.00%

Total mortgage loans secured by real estate mortgages at June 30, 2005 are composed of loans secured by 1-4 family residential (24.95%) and commercial real estate (51.62%). All mortgage loans are underwritten within the Bank's established lending guidelines.

The following table sets forth the maturities and interest sensitivities of the Bank's loan portfolio at June 30, 2005.

	Due in One Year or Less	Due after One through Five Years		Due after Five through Ten Years		Over Ten Years		
	Amount	Fixed	Variable	Fixed	Variable	Fixed	Variable	Total
Gross Loans:								
Commercial	$2,698	$1,549	$534	$243	$0	$0	$0	$5,024
Real Estate:								
Construction	$1,941	$855	$0	$0	$0	$0	$0	$2,796
Mortgage	$4,477	$14,960	$1,023	$7,287	$0	$796	$0	$28,543
Consumer	$105	$494	$0	$155	$0	$0	$0	$754
Total	$9,221	$17,858	$1,557	$7,685	$0	$796	$0	$37,117

Loans with either fixed or variable interest rates are categorized by their maturity: Less than one year; one to five years; five to ten years; and over ten years. At June 30, 2005 the Bank had total loans of $9.22 million maturing in less than one year. Of this amount, $6.06 million or 65.72% are considered variable rate, indexed to the prime lending rate or the 30 day LIBOR rate.

The Bank's real estate loan portfolio is secured by office buildings, land for development, single family homes and other real property. Substantially all of these loans are secured by first liens with an initial loan to value ratio of generally not more than 80%.

The Bank has recently undertaken a comprehensive review that will, when completed, include all loans in the loan portfolio in excess of $200,000, representing approximately 63% of the total loan portfolio. The Bank will adjust the allowance for loan losses in anticipation of possible losses that may be identified in the course of this comprehensive review. The loan loss reserve will be adjusted as loans are reviewed and appropriately graded.

Investment Policy

The Bank's primary internal objective is to establish a sound asset portfolio that will provide a maximum return on investment while taking into account the liquidity need of the Bank and continued compliance with sound banking practices. This objective will be constrained somewhat by liquidity, flexibility, and risk considerations. We pursue our objectives, mindful of these constraints, by close management of our total asset/liability mix. We seek a liquidity position that is moderate, mindful that excess liquidity can hurt profits as much as an illiquid position.

Our investment portfolio will be maintained and structured to give the Bank's management flexibility in asset/liability management. The portfolio will be allowed to fluctuate depending upon loan demand. The Bank's objective is to constantly maintain a portfolio with a high degree of liquidity. Investment trade-offs between liquidity and profitability are unavoidable, and these trade-offs will be resolved toward a more liquid position to achieve our desired asset/liability management objectives.

There are six objectives for our investment portfolio:

A. Gap Management: One investment portfolio objective is to achieve an acceptable asset/liability gap position. The Bank has a separate policy statement on asset/liability management that contains guidance for how investments are to be used to manage asset/liability gaps.

B. Liquidity: We define liquidity as the ability to raise cash quickly without excessive cost. Asset liquidity consists of short-term assets that can be sold or allowed to mature when cash is needed. Liability liquidity is the ability to raise cash by borrowing or changing deposit prices. A second objective of the investment portfolio is to support our needs for liquidity.

C. Profits: The third objective of the investment portfolio is to increase profits.

D. Pledging: This objective is closely related to the liquidity objective. If qualified securities are purchased, then, when necessary, investments can be pledged to raise cash from public funds or to secure repurchase agreements. However, only unpledged securities are liquid. All liquidity in the instrument is lost as soon as it is pledged to secure a deposit.

E. Local Community Support: To the extent possible, we meet the credit needs of our municipality, county, and state by purchasing local bonds for investment. Undue concentrations in a specific local community is avoided.

F. Substitute for a Lack of Loan Demand: When the objectives listed above are met and funds remain after meeting loan demand, a separate fund will be maintained to replace the lack of loans.

Because no security can meet all of these objectives, the investment portfolio will be managed to meet objectives in the following order of priority:

- Match the Bank's interest-sensitive liabilities;
- Provide for liquidity and pledging;
- Improve earnings; and

- Purchase local bonds.

The Bank's investment securities portfolio of $2.22 million at June 30, 2005 consisted of securities, which are carried at book value. In addition, net unrealized losses on these investment securities which are classified as held to maturity were $16,514. The Bank's investment securities portfolio of $2.33 million at December 31, 2004 consisted of held to maturity securities, which are also carried at amortized cost, net unrealized losses on investment securities held to maturity were $4,129.

Investment Portfolio

As described above, the Bank's investment policy is to establish a portfolio which will provide liquidity necessary to meet the six objectives as outlined. The investment policy is reviewed annually by the Bank's board of directors. The Bank stresses the following attributes for its investments: safety of principal, liquidity, yield, price appreciation and pledge ability. With its implementation of Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, the Bank is required to classify its portfolio into three categories: Held to Maturity, Trading Securities, and Available for Sale.

Held to Maturity includes debt securities that the Bank has positive intent and ability to hold to maturity; these securities are reported at amortized cost. At June 30, 2005 and December 31, 2004, the Bank had $2.22 million and $2.33 million, respectively, in securities Held to Maturity.

Trading Securities include debt and equity securities that are purchased and held solely for the purpose of selling them in the short-term future for trading profits. Trading Securities are reported at fair market value with unrealized gains and losses included in earnings. As of June 30, 2005 and December 31, 2004, the Bank held no securities as Trading Securities.

Available for Sale securities include those which may be disposed of prior to maturity. These securities are reported at fair market value with unrealized gains and losses excluded from the earnings and reported as a separate component of shareholders' equity. As of June 30, 2005 and December 31, 2004, the Bank held no securities as Available for Sale Securities. The following table presents the fair value and gross unrealized losses of investment securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004.

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of U.S. government agencies	$740,004	($10,080)	$350,784	($4,216)	$1,090,788	($14,296)

The following table sets forth weighted average yields earned by the Bank on its earning assets and the weighted average yields paid on its average deposits and other interest-bearing liabilities for the periods indicated. The table also presents a summary of changes in interest income, interest expense, and the interest rate differential aggregated by the changes in volumes and rates.

	(in thousands)								
	Volume			Rate			Net Change		
	6/30/05(1)	12/31/04	12/31/03	6/30/05(1)	12/31/04	12/31/03	6/30/05(1)	12/31/04	12/31/03
Averages Earning assets:									
Loans	$ 556	$ 297	$ 445	$ (151)	$ (207)	$ (117)	$ 405	$ 90	$ 328
Federal funds sold	1	(5)	(1)	17	2	(10)	18	(3)	(11)
Interest bearing deposits	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Investment securities	(22)	37	32	8	11	(27)	(14)	48	5
Interest income	535	329	476	(126)	(194)	(154)	409	135	322
Interest bearing liabilities:									
Interest bearing demand deposits	(1)	1	2	(2)	-0-	(2)	(3)	1	-0-
Savings deposits	8	24	20	(14)	3	(27)	(6)	27	(7)
Certificates of deposit less than $100,000	65	(26)	48	27	(22)	(76)	92	(48)	(28)
Certificates of deposit $100,000 or more	53	86	118	25	(40)	(106)	78	46	12
Short-term borrowings	322	-0-	(4)	(258)	(3)	16	64	(3)	12
Total increase (decrease) in interest expense	447	85	184	(222)	(62)	(195)	225	23	(11)

(1) Annualized

Deposits

The Bank's primary sources of funds are non-interest-bearing and interest-bearing deposits. The following table sets forth the Bank's deposit structure at June 30, 2005 and December 31, 2004, 2003, 2002 and 2001:

	June 30, 2005		December 31, 2004		December 31, 2003	
	(dollars in thousands)					
	Amount	% Total Deposit	Amount	% Total Deposit	Amount	% Total Deposit
Non-interest bearing demand	$3,394	9.24%	$3,307	8.85%	$2,956	9.78%
Interest-bearing demand	$248	0.68%	$216	0.58%	$454	1.50%
Money market	$2,332	6.35%	$3,118	8.34%	$2,281	7.55%
Savings	$2,741	7.46%	$2,389	6.39%	$1,654	5.47%
Certificates of deposit less than $100,000	$17,188	46.63%	$17,060	45.65%	$13,489	44.64%
Certificates of deposit $100,000 or more	$10,881	29.64%	$11,285	30.19%	$9,382	31.05%
Total deposits	**$36,714**	**100.00%**	**$37,375**	**100.00%**	**$30,216**	**100.00%**

	December 31, 2002		December 31, 2001	
	(dollars in thousands)			
	Amount	% Total Deposit	Amount	% Total Deposit
Non-interest bearing demand	$2,520	9.03%	$1,454	7.72%
Interest-bearing demand	$225	0.81%	$100	0.53%
Money market	$1,708	6.12%	$1,553	8.24%
Savings	$579	2.07%	$244	1.30%
Certificates of deposit less than $100,000	$12,689	45.46%	$8,110	43.05%
Certificates of deposit $100,000 or more	$10,189	36.51%	$7,377	39.16%
Total deposits	**$27,910**	**100.00%**	**$18,838**	**100.00%**

The following tables present a breakdown by category of the average amount of deposits and the weighted average rate paid on deposits for the periods as indicated:

	(dollars in thousands)					
	Average Deposit	Avg. Rate Paid	Average Deposit	Avg. Rate Paid	Average Deposit	Avg. Rate Paid
Non-interest bearing demand	$3,038		$2,692		$2,273	
Interest-bearing demand	$259	0.77%	$296	1.69%	$256	1.56%
Savings	$5,184	1.33%	$4,611	1.60%	$3,054	1.54%
Certificates of deposit	$28,471	3.50%	$24,945	3.28%	$23,241	3.53%
Total	$36,951	2.79%	$32,544	2.75%	$28,825	3.03%

(dollars in thousands)	Years Ended			
	December 31, 2002		December 31, 2001	
	Average Deposit	Avg. Rate Paid	Average Deposit	Avg. Rate Paid
Non-interest bearing demand	$1,939		$1,026	
Interest-bearing demand	$172	2.33%	$103	2.50%
Savings	$2,233	2.42%	$1,874	2.60%
Certificates of deposit	$19,404	4.32%	$10,657	4.90%
Total	$23,748	3.76%	$13,660	4.92%

At June 30, 2005, December 31, 2004, 2003, 2002 and 2001, certificates of deposit of $100,000 or more aggregated approximately $10.88 million, $11.29 million, $9.38 million, $10.19 million, and $7.38 million, respectively. The following table indicates, as of the dates indicated, the dollar amount of $100,000 or more certificates of deposit by the time remaining until maturity:

	June 30, 2005	December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001
Maturity in:					
Three months or less	$5,334	$2,960	$2,551	$2,873	$1,814
Over three months through 6 months	$2,239	$2,042	$1,535	$2,480	$1,944
6 – 12 months	$1,063	$2,041	$1,535	$2,480	$1,944
Over twelve months	$2,175	$4,242	$3,761	$2,356	$1,675
Total	$10,881	$11,285	$9,382	$10,189	$7,377

Credit Risk Management and Allowance for Loan Losses

Credit risk and exposure to loss are inherent parts of the banking business. Management seeks to manage and minimize these risks through its loan policies and loan review procedures. Management establishes and continually reviews lending criteria and approval procedures that it believes reflect the risk sensitive nature of the Bank. The loan review procedures are set to monitor adherence to the established criteria and to ensure that on a continuing basis such standards are enforced and maintained.

Management's objective in establishing lending standards is to manage the risk of loss and provide for income generation through pricing policies. To effectuate this policy, the Bank has established specific guidelines and objectives for its lending and investment policies.

In establishing the allowance for loan losses, management considers such factors as the Bank's previous loan loss experience, prevailing and anticipated economic conditions, industry concentrations and the overall quality of the loan portfolio are considered. Management uses available information to recognize losses on loans and real estate owned. Future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowances for losses on loans and real estate owned. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available at the time of their examinations. In addition, any loan or portion a loan that is classified as a "loss" by regulatory examiners is charged-off.

The allowance for loan loss is maintained at a level that management considers adequate to provide for estimated losses based on evaluating known and inherent risks in the loan portfolio. The allowance is reduced by loans charged off and increased by provisions charged to earnings and recoveries on loans previously charged off. The allowance is based on management's periodic evaluation of factors underlying the quality of the loan portfolio, including changes in the size and composition of the portfolio, actual loan loss experience, current economic conditions, and detailed analysis of individual loans for which full collectibility may not be assured. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

When information confirms that specific loans are uncollectible, these amounts are charged off against the allowance for loan losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred, the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; the Bank has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the estimated fair market value of the collateral is significantly below the current loan balance; and there is little or no near-term prospect for improvement.

In determining the adequacy of the allowance for loan loss account, management maintains a watch list of loans that could cause loss exposure to the Bank. In addition, loans classified by Bank examination, as well as any other loans which management deems to have a degree of exposure, are taken into consideration when analyzing the adequacy of the allowance for Loan Losses. This is done by assigning risk codes to all loans in the Bank's portfolio. The loan officer approving or recommending the loan is responsible for assigning the loan risk code at the time of loan approval. Periodic evaluation of all loans is done to ensure the risk categories of each specific loan. When a loan has changed in risk, it will be changed to the higher risk rating level, or lower level if appropriate, until such time as the loan improves to the required standards outlined in the Bank's lending policy.

The allowance for loan loss is viewed by management as a single, unallocated allowance available for all loans. Rules and formulas relative to the adequacy of the allowance, although useful as guidelines to management, are applied in accordance with the Guide for allowance for Loan Losses as published by the Comptroller of the Currency. The allowance for loan losses at June 30, 2005 was $581,779, or 1.57% of loans outstanding. The allowance for loan losses at year end 2004 was $508,000, or 1.39% of loans outstanding, net of unearned income, compared to $302,000, or 1.07%, at year end 2003. The following table presents data related to the Bank's allowance for loan losses for the six months ended June 30, 2005 and for the years ended December 31, 2004, 2003, 2002 and 2001.

Summary of the Allowance for Loan Losses and Related Information
(dollars in thousands)

	Six months ended June 30 2005	Year ended December 31 2004	2003	2002	2001
Balance at beginning of period	**$508**	**$302**	**$268**	**$265**	**$50**
Charge-offs:					
Commercial	$100	$117	$10	$382	
Real estate construction					
Real estate mortgage			$10		
Consumer		$3	$21		
Total charge-offs	**$100**	**$120**	**$41**	**$382**	**$0**
Recoveries:					
Commercial	$32	$10			
Real estate construction					
Real estate mortgage					
Consumer			$3		
Total recoveries	**$32**	**$10**	**$3**	**$0**	**$0**
Net charge-offs	**$68**	**$110**	**$38**	**$382**	**$0**
Provision charged to operations	$142	$316	$72	$385	$215
Balance at end of period	**$582**	**$508**	**$302**	**$268**	**$265**
Loans outstanding:					
End of period (Gross)	$37,117	$36,642	$28,195	$26,372	$18,447
Average during the period	$37,839	$30,842	$27,388	$22,479	$11,314
Ratio of allowance for loan losses at end of period to outstanding loans	1.57%	1.39%	1.07%	1.02%	1.44%
Ratio of net charge offs during the period to average loans outstanding during the period	0.18%	0.35%	0.14%	1.70%	0.00%

Allowance for Loan Loss Allocation
(dollars in thousands)

	June 30, 2005		December 31, 2004		December 31, 2003	
	Allocation	Percentage	Allocation	Percentage	Allocation	Percentage
Real Estate	$491	84.43%	$422	82.98%	$248	82.16%
Commercial	$99	13.54%	$77	15.17%	$48	15.99%
Construction	$0	0.00%	$0	0.00%	$0	0.02%
Consumer	$12	2.03%	$9	1.85%	$6	1.83%
	$582	100.00%	$508	100.00%	$302	100.00%

	December 31, 2002		December 31,2001	
	Allocation	Percentage	Allocation	Percentage
Real Estate	$203	75.79%	$192	72.53%
Commercial	$55	20.64%	$65	24.63%
Construction	$0	0.00%	$0	0.04%
Consumer	$10	3.57%	$7	2.80%
	$268	100.00%	$265	100.00%

The allocation of the allowance is presented based in part on evaluations of past history and composition of the loan portfolio. Since these factors are subject to change, the current allocation of the allowance is not necessarily indicative of the breakdown of future losses.

The following table sets forth information regarding non-performing loans of the Bank on the dates indicated.

(in thousands)	June 30, 2005	December 31, 2004
Loans accounted for on a nonaccrual basis	$217,015	$438,000
Accruing loans which are contractually past due 90 days or more	$250,480	$126,206
Restructured loans	$ 0	$ 0
Total	**$467,496**	**$564,206**

The Bank had the following classified loans at June 30, 2005, December 31, 2004 and December 31, 2003.

Loan Type	**June 30,**	**December 31,**	
	2005	**2004**	**2003**
Commercial	$1,080,041	$776,313	$654,756
Commercial Construction	$0	$173,801	$324,000
Commercial LOC	$825,341	$465,681	$268,650
Commercial RE Secured	$674,815	$460,995	$135,082
Consumer	$26,319	$29,000	$0
Real Estate Secured	$613,646	$223,495	$0
Total Classified Loans	**$3,220,162**	**$2,129,285**	**$1,382,488**

At June 30, 2005 and December 31, 2004 and 2003

(in thousands)

	90 Days or More Past Due			**Nonaccrual**		
	06/30/2005	**12/31/2004**	**12/31/2003**	**06/30/2005**	**12/31/2004**	**12/31/2003**
Commercial	$85	$35	$0	$25	$84	$0
Real estate	$165	$91	$0	$166	$354	$105
Consumer	$0	$0	$0	$26	$0	$4
Total	**$250**	**$126**	**$0**	**$217**	**$438**	**$109**

	Restructured			Lost Interest		
	06/30/2005	12/31/2004	12/31/2003	06/30/2005	12/31/2004	12/31/2003
Commercial	$0	$0	$0	$0	$0	$1
Real estate	$0	$0	$0	$23	$43	$7
Consumer	$0	$0	$0	$0	$0	$0
Total	**$0**	**$0**	**$0**	**$23**	**$43**	**$8**

Accrual of interest is discontinued when there is reasonable doubt as to the full, timely collection of interest or principal. When a loan becomes contractually past due 90 days with respect to interest or principal, it is reviewed and a determination is made as to whether it should be placed on nonaccrual status. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to principal and interest and when, in the judgment of management, the loans are estimated to be fully collectible as to principal and interest. Restructured loans are those loans on which concessions in terms have been granted because of a borrower's financial difficulty. Interest is generally accrued on such loans in accordance with the new terms.

Impact of Inflation and Changing Prices

The financial statements and related financial data presented in this offering circular have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time and due to inflation. The impact of inflation on operations of the Bank is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a more significant impact on the Bank's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services.

Liquidity Management

Proper funds management is the necessary prerequisite to optimum liquidity positioning by the Bank. Funds must be managed so that the cash demands of its borrowers and depositors can be met at all times. Liquidity management involves the ability to meet the cash-flow requirements of customers who are depositors desiring to withdraw funds and borrowers requiring assurance that sufficient funds will be available to meet their credit needs. The Bank's liquidity management practices focus on the ability to generate cash within a reasonable time frame and at a reasonable cost. The Bank's primary sources of liquidity are total cash and due from banks, federal funds sold, its investment portfolio, and its available lines of credit with its correspondent banks. The Bank's investment portfolio is relatively short in nature and is structured to provide a steady and predictable stream of cash flows. The Bank also maintains credit lines with its correspondent banking relationships.

The Bank currently has $3.07 million in brokered certificates of deposit. These certificates were deemed necessary to increase deposit and liquidity levels to an acceptable amount to fund lending activities during the start up of the Bank. Of the balance outstanding, approximately $693,000 will mature within 12 months. The remainder will mature within 5 years. The brokered certificates of deposit are considered high cost funds, and will not be renewed. The Bank has ongoing marketing plans to replace these maturing certificates of deposit with lower cost core deposits. There is no guarantee that the Bank will be successful in replacing these certificates of deposits. The Bank believes it has sufficient liquidity in its other deposits and borrowing capacities to be able to absorb the loss in brokered certificates of deposit.

In order to ensure adequate funds are available at all times, the Bank has policies and procedures in place to monitor liquidity levels on a regular basis. The Bank is subject to general OCC safety and soundness guidelines. Management believes that the Bank's current liquidity levels are adequate.

Funds management, liquidity management, and asset/liability management are three closely related components of bank management. If funding needs are met through holding of cash and short-term marketable assets, profits might be sacrificed as higher yielding investments are foregone in the name of liquidity. On the other hand, if the Bank does not hold sufficient cash and short-term marketable assets, it may have to acquire liabilities at a higher price in an adverse interest rate environment, or sell marketable securities at a loss.

If the Bank keeps its asset/liability gaps reasonably well matched, assets and liabilities will re-price or mature at about the same time. This should prevent the Bank from becoming illiquid or vulnerable to earnings stress when interest rates change. Therefore, it follows that asset/liability management and liquidity management are two important and closely related components of funds management.

Asset and Liability Management

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income.

The principal focus of asset/liability management is the identification, measurement, control and monitoring of processes and strategies that will enhance net interest margins and capital values during periods of changing interest rates.

The Bank's board of directors has adopted an asset/liability policy that establishes a prudent interest rate risk management plan. The Bank's Asset and Liability Management Committee is responsible for measuring, controlling and monitoring its interest rate position. Management uses various tools and techniques to quantify the exposure to changing interest rates including traditional "gap" analysis, earnings at risk and economic value at risk models.

At June 30, 2005, the Bank had a positive cumulative repricing gap within one year of approximately $8.56 million, or approximately 20.93% of total earning assets. This positive repricing gap indicates that our future earnings may be materially adversely impacted by a decrease in market interest rates, and such impact would primarily be felt in the twelve month period after such a decrease in rates.

The following table represents interest sensitivity profiles for the Bank as of June 30, 2005. The table represents a static point in time and does not consider other variables, such as changing spread relationships or interest rate levels. "Interest sensitive gap" is the difference between total earning assets and total interest-bearing liabilities repricing in any given period.

	Within One Year		One Year to Five Years		Over Five Years			
	Total	% of Total Earning Assets	Total	% of Total Earning Assets	Total	% of Total Earning Assets	Grand Total	% of Total Earning Assets
				(dollars in thousands)				
Rate Sensitive Assets:								
Loan Portfolio (Gross)	$23,900	58.43%	$9,686	23.68%	$3,531	8.63%	$37,117	90.75%
Investment Portfolio	$500	1.17%	$1,725	3.92%	0	0	$ 2,225	5.09%
Fed Funds Sold and interest-bearing deps.	$1,700	4.16%	$0	0%	$0	0%	$ 1,700	4.16%
Total	$26,100	63.76%	$11,411	27.60%	$3,531	8.63%	$41,042	100.00%
Rate Sensitive Liabilities:								
Other Borrowings	$0	$0	$1,500	3.67%	$0	0%	$1,500	3.67%
Savings, NOW and interest checking	$1,830	4.47%	$3,491	9.08%	$0	0%	$5,321	13.56%
Time deposits	$15,691	38.36%	$12,307	29.95%	$0	0%	$27,998	68.31%
Total	$17,521	42.84%	$17,298	42.70%	$0	0%	$34,819	85.84%
Interest sensitive gap	$8,579	20.93%	($5,887)	(15.10%)	$3,531	8.63%	$6,223	14.46%
Cumulative gap	$8,579	20.93%	$2,692	5.83%	$6,223	14.46%		

Distribution of Assets, Liabilities and Shareholders' Equity; Interest Rates and Interest Differential

(Dollars in Thousands)

	Six Months ended June 30					
	2005			2004		
	Avg. Bal.	Int. Inc/(Exp)	Avg. Rate	Avg. Bal.	Int. Inc/(Exp)	Avg. Rate
Assets						
Earning assets:						
Loans	$ 37,840	$ 1,427	7.54%	$ 28,022	$ 1,042	7.44%
Federal funds sold	1,307	17	2.60%	1,488	7	.94%
Interest bearing deposits	---	---	---	---	---	---
Investment securities	2,480	49	3.95%	3,213	57	3.55%
Total earning assets and interest income	$ 41,627	$ 1,493	7.17%	$ 32,723	$ 1,106	7.76%
Non-interest earning assets:						
Cash and due from banks	$ 668			$ 625		
Premises and equipment	49			84		
Other assets	248			536		
Allowance for credit losses	(533)			(309)		
Total assets	$ 42,059			$ 33,659		
Liabilities and Shareholders' Equity						
Interest bearing liabilities:						
Interest bearing demand deposits	$ 259	$ 1	0.77%	$ 329	$ 2	1.22%
Savings deposits	5,105	34	1.33%	4,350	33	1.52%
Time deposits $100,000 or more	10,890	192	3.53%	8,416	137	3.26%
Other time deposits	17,659	302	3.42%	14,245	239	3.36%
Other Borrowings	1,406	43	6.12%	500	11	4.40%
Total interest-bearing liabilities	**$ 35,319**	**$ 572**	3.24%	**$ 27,840**	**$ 422**	3.03%
Noninterest-bearing liabilities:						
Demand deposits	3,038			2,534		
Shareholders' equity	3,702			3,285		
Total liabilities and shareholders' equity	$ 42,059			$ 33,659		
Net interest income		$ 921			$ 684	

	Twelve Months ended December 31								
	2004			2003			2002		
	Avg. Bal.	Int Inc/(Exp)	Avg. Rate	Avg. Bal.	Int Inc/(Exp)	Avg. Rate	Avg. Bal.	Int Inc/(Exp)	Avg. Rate
Assets									
Earning assets:									
Loans	$30,842	$ 2,448	7.94%	$27,388	$ 2,359	8.61%	$22,479	$ 2,031	9.04%
Federal funds sold	1,228	16	1.30%	1,718	19	1.11%	1,792	30	1.67%
Interest bearing deposits	---	---	---	---	---	---	---	---	---
Investment securities	3,091	112	3.62%	1,940	63	3.25%	1,256	58	4.62%
Total earning assets and interest income	$35,161	$ 2,576	7.33%	$31,046	$ 2,441	7.86%	$25,527	$ 2,119	8.30%
Non-interest earning assets:									
Cash and due from banks	$ 638			$ 521			$ 505		
Premises and equipment	76			122			164		
Other assets	468			486			461		
Allowance for credit losses	(337)			(290)			(248)		
Total assets	$36,006			$31,885			$26,409		
Liabilities and Shareholders' Equity									
Interest bearing liabilities:									
Interest bearing demand deposits	$ 296	$ 5	1.69%	$ 256	$ 4	1.56%	$ 172	$ 4	2.33%
Savings deposits	4,611	74	1.60%	3,054	47	1.54%	2,233	54	2.42%
Time deposits $100,000 or more	8,916	292	3.28%	9,662	341	3.53%	8,543	369	4.32%
Other time deposits	16,029	526	3.28%	13,579	480	3.53%	10,861	468	4.31%
Short-term borrowings	$ 90	22	24.44%	91	25	27.47%	137	13	9.49%
Total interest-bearing liabilities	$29,942	$ 919	3.07%	$26,642	$ 897	3.37%	$21,946	$ 908	4.14%
Noninterest-bearing liabilities:									
Demand deposits	2,692			2,273			1,939		
Other liabilities	---			---			---		
Shareholders' equity	3,372			2,970			2,524		
Total liabilities and shareholders' equity	$36,006			$31,885			$26,409		
Net interest income		$ 1,657			$ 1,544			$ 1,211	

Changes in interest income and expense and the amounts attributable to rate and volume changes for the six months ended June 30, 2005 and the years ended December 31, 2004 and 2003 are presented below. For purposes of this analysis, changes in rate/volume are allocated to rate and volume in the ratio that the absolute value of each bears to the absolute total.

	(in thousands)								
	Volume			Rate			Net Change		
	6/30/05(1)	12/31/04	12/31/03	6/30/05(1)	12/31/04	12/31/03	6/30/05(1)	12/31/04	12/31/03
Averages Earning assets:									
Loans	$ 556	$ 297	$ 445	$ (151)	$ (207)	$ (117)	$ 405	$ 90	$ 328
Federal funds sold	1	(5)	(1)	17	2	(10)	18	(3)	(11)
Interest bearing deposits	--	--	--	--	--	--	--	--	--
Investment securities	(22)	37	32	8	11	(27)	(14)	48	5
Interest income	535	329	476	(126)	(194)	(154)	409	135	322
Interest bearing liabilities:									
Interest bearing demand deposits	(1)	1	2	(2)	--	(2)	(3)	1	--
Savings deposits	8	24	20	(14)	3	(27)	(6)	27	(7)
Certificates of deposit less than $100,000	65	(26)	48	27	(22)	(76)	92	(48)	(28)
Certificates of deposit $100,000 or more	53	86	118	25	(40)	(106)	78	46	12
Short-term borrowings	322	--	(4)	(258)	(3)	16	64	(3)	12
Total increase (decrease) in interest expense	447	85	184	(222)	(62)	(195)	225	23	(11)

(1) Annualized

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

Management Highlights

We are a bank holding company organized under the laws of Washington, chartered in January 2002. We are located in Longview, Washington and conduct our operations through our subsidiary, HomeTown National Bank, a nationally chartered bank, which commenced operations in May 2000. We do not engage in any substantial activities other than acting as a holding company for HomeTown National Bank. The financial information presented in the offering statement for six months ended June 30, 2005 and the years ending December 31, 2004, 2003, 2002 pertains to the consolidated operations of HomeTown National Bank and the holding company of HomeTown Financial Services Inc.

	At or for the Six Months Ended June 30,		At or for the Years Ended December 31,		
	2005	2004	2004	2003	2002
	(Dollars in Thousands, except per share data)				
Net Income	$122	$167	$267	$390	$7
Basic earnings per share	$0.81	$1.10	$1.76	$2.59	$0.05
Diluted earnings per share	$0.78	$1.06	$1.69	$2.50	$0.05
Total Assets	$42,249	$34,209	$41,168	$33,476	$30,829
Total Loans (Net)	$36,535	$28,401	$35,950	$27,791	$25,979
Total Deposits	$36,714	$30,756	$37,375	$30,216	$27,910
Net interest margin(1)	4.43%	4.18%	4.71%	4.97%	4.74%
Return on average assets (1)	0.58%	0.99%	0.74%	1.22%	0.03%
Return on average equity (1)	6.59%	10.17%	7.92%	13.13%	2.77%

(1) Ratios for the six months ended June 30, 2005 and 2004 have been annualized for comparative purposes.

Total assets at June 30, 2005 were $42.25 million compared to $34.21 million at June 30, 2004 and $41.17 million as of December 31, 2004. The asset growth of $8.04 million or 23.50% from June 2004 to June 2005 can be attributed to loan growth. Total assets at December 31, 2003 and 2002 were $33.48 million and $30.83 million, respectively. Asset growth from December 31, 2004 to June 30, 2005, has been much less significant due to the existing limitations on loan growth as required by the OCC agreement.

After quickly achieving profitability in 2001, Hometown's net income has been significantly impacted by loan quality. In 2002, we experienced a significant loan charge-off of $382,239, which required additional provisions for loan losses of approximately $385,000 to replenish the allowance for loan losses. In 2003 and 2004, net charge-offs totaled approximately $38,000 and $110,000, while additional provisions for loan losses totaled $72,000 and $316,000, respectively. The increase in 2004 was necessary due to loan growth and some deterioration in loan quality. For the first six months of 2005, net charge-offs have totaled $67,581 and provisions for loan losses were $141,361.

Looking forward, our future performance will depend on many factors including economic conditions, changes in interest rates, increasing competition for deposits and quality loans, and regulatory burden. We believe that we are well positioned for expansion within our market areas and that by expanding our presence in the Longview areas, continuing to diversify our sources and types of income, growing our deposit relationships, and continuing to improve our operating efficiency, we will be able to increase our profitability and enhance our financial value.

Results of Operations

For the Six Months Ended June 30, 2005 and 2004

The Company had net income of $122,401 or $0.78 per diluted common share outstanding for the first six months of 2005 compared to a net income for the first six months of 2004 of $167,399 or $1.06 per diluted common share outstanding. Our annualized returns on average assets and average common equity for the first six months of 2005 were 0.58% and 6.59%, compared to 0.99% and 10.17%, respectively, for the first six months of 2004.

Interest income on loans for the six months ended June 30, 2005 totaled $1.42 million versus $1.04 million for the same period of 2004. This represents an increase of $0.38 million or 26.76%. Higher loan volume and higher loan rates accounted for most of this increase. Net loans at June 30, 2005 were $36.54 million versus $28.40 million at June 30, 2004. This represents an increase of $8.14 million or 28.66%.

Interest income on securities, Federal funds sold, and interest-bearing deposits at other financial institutions for the six months ended June 30, 2005 was $66,045 compared to $64,218 for the same period in 2004. This represents an increase of $1,827 or 2.84%. This increase was due primarily to higher yields and higher volumes of federal fund investments. Balances in securities, Federal funds sold, and interest-bearing deposits at other financial institutions at June 30, 2005 totaled $3.92 million versus $4.65 million at June 30, 2004. This represents a decrease of $0.73 million or 15.70%.

Interest expense on deposits for the first six months of the year 2005 totaled $529,042 compared to $411,035 for the same period in 2004. This represents an increase of $118,007 or 28.71%. Additional interest expense resulting from borrowed funds from the FHLB increased $31,224 during the first six months of 2005. Higher rates and larger deposit balances accounted for the additional increase in interest expense. Total deposits at June 30, 2005 were $36.71 million compared to $30.76 million at June 30, 2004. This represents an increase of $5.95 million or 19.34%.

Net interest income for the six months ended June 30, 2005 increased $237,646 to $921,659 versus $684,013 for the first six months of 2004. The increase is attributable to loan growth. Net loans grew 28.66% from the June 30, 2004 total of $28.40 million, to a total of $36.54 million as of June 30, 2005.

Net interest margin was 4.43% for the first six months of 2005 compared to 4.18% for the same period in 2004. The yield on the overall investment portfolio was 3.95% for the first six months of 2005 compared to 3.35% for the same period in 2004.

The provision for loan losses for the six months ended June 30, 2005 was $142,184 versus $48,902 for the same period in 2004. This increase is primarily due to increases in net loan charge-offs during the six months ended June 30, 2005 (see "Summary of Loan Loss Experience and Related Information") and anticipated additional potential loan losses with respect to loans that have been identified in the Bank's current loan portfolio.

Other non-interest income increased $15,910 for the first six months of 2005 to $114,444 from $98,534 for the same period in 2004. This represents an increase of 16.15% and is attributable to increased volume of service charges and fee income.

Salaries and employee benefits totaled $294,167 for the first six months of 2005 versus $232,227 for the same period in 2004. This increase of $61,940 or 26.67% from prior period was due to new hires and salary adjustments for various personnel.

Office supplies increased $3,014 or 9.30% from $32,406 for June year-to-date 2004 to $35,419 for June year-to-date 2005. The majority of this increase was due to increased activities as the operations, loan portfolios, deposit portfolios, and statement processing required additional supplies.

Occupancy expenses totaled $58,664 for the six months of 2005 compared to $57,048 for the same period in 2004. This represents an increase of $1,616 or 2.83% and can be attributed to higher rent, utilities, and insurance costs.

Data processing expenses increased $3,086 or 9.55% from $32,301 for June year-to-date 2004 to $35,387 for June year-to-date 2005. This variance was due to higher volume of accounts and transactions being processed.

Legal, professional, consulting and administrative expenses totaled $209,789 for the first six months of 2005 compared to $96,816 for the same period in 2004. The increase of $112,973 or 116.69% was due primarily to higher legal fees of $108,350 associated with classified loans, the OCC Agreement and the necessary consulting fees paid in the current year to comply with the OCC Agreement. (see "BUSINESS – Regulatory Matters"). The accounting fees associated with independent external auditing also increased by $4,453 due to increases in the Company's total assets and necessary additional auditing in accordance with generally accepted accounting and auditing standards.

Advertising expenses for June 2005 year-to-date were $10,944 versus $10,468 for June 2004 year-to-date. This was a slight increase of $476 or 4.5% was due to additional radio and newspaper advertising in 2005.

Total non-interest operating expenses for the first six months of 2005 increased $221,342 or 39.70% to $682,608, compared to $461,266 for the first six months of 2004. Total annualized non-interest operating expenses as a percentage of average assets increased to 3.24% as of June 30, 2005 from 2.74% as of June 30, 2004.

Income tax expense for the first six months of 2005 was $88,910 compared to $104,980 for the first six months of 2004. The effective tax rate used (income tax expense divided by net income before taxes) for 2005 is approximately 42%. See Note 8 to the Company's December 31, 2004 Consolidated Financial Statements contained in this Offering Statement for more information regarding 2004 income tax matters.

For the Years ended December 31, 2004 and 2003

The Company's net income for the year 2004 was $266,565 or $1.69 per adjusted common share outstanding, compared to a net income for 2003 of $389,904 or $2.50 per adjusted common share outstanding. Our returns on average assets and average common equity for 2004 were 0.74% and 7.92%, compared to 1.22% and 13.13%, respectively, for 2003.

Interest income on loans for the year 2004 totaled $2.45 million versus $2.36 million for the year 2003. This represents an increase of $88,636 million or 3.76%. Higher loan volume and slight increases in lending rates accounted for most of this increase. Net loans at December 31, 2004 were $35.95 million versus $27.79 million at December 31, 2003. This represents an increase of $8.16 million or 29.36%. The Bank carried $268,988 in OREO (Other Real Estate Owned) at the start of 2004 as it negotiated its sale to obtain the maximum possible value for the properties owned. On December 20, 2004, the Bank's OREO was $166,720.

Interest income on securities, Federal funds sold, and interest-bearing deposits at other financial institutions for 2004 was $128,110 compared to $81,171 for 2003. This represents an increase $46,939 or 57.83%. This increase was due primarily to higher interest rates during 2004 along with higher Federal funds sold balances. Balances in securities, Federal funds sold, and interest-bearing deposits at other financial institutions at December 31, 2004 totaled $4.10 million versus $4.51 million at December 31, 2003. This represents a decrease of $0.41 million or 9.09% mainly due to securities that were callable in 2004 of $665,000. Federal funds sold increased $275,000 at the end of 2004.

Interest expense on deposits for 2004 totaled $897,179 compared to $872,551 for the same period in 2003. This represents an increase of $24,628 or 2.8%. Greater core deposit balances in the various deposit products and slightly higher interest rates during 2004 accounted for most this increase in the interest expense. Total deposits at December 31, 2004 were $37.37 million compared to $30.22 million at December 31, 2003. This represents an increase of $7.15 million or 23.66%.

Net interest income for the year 2004 increased $113,328 to $1.66 million from $1.54 million for the year 2003. The increase is attributable to loan growth. Net loans grew 29.36% from December 31, 2003 total of $27.79 million, to a total of $35.95 million as of December 31, 2004.

Net interest margin was 4.71% for 2004 compared to 4.97% for the same period in 2003. Although interest rates such as the Prime Rate and Federal Funds Rate had increased slightly in the year 2004, the Bank was successful in maintaining its net interest margin by offering competitive lending rates and adjusting deposit rates to market conditions on a consistent basis.

Provision for loan losses for 2004 was $248,100 versus $72,308 for 2003. This represents an increase of $175,792 or 243.12%. More provision was needed in the year 2004 as adequate reserve levels for the allowance for loan losses needed to be maintained. During the OCC examination in the 4th quarter of 2004, it was determined that the provision for loan losses as of September 30, 2004 was underfunded by $67,913. A restatement in the provision for loan losses was required by the OCC for September 30, 2004.

Other income decreased $17,770 for 2004 to $73,642 from $91,412 for the same period in 2003. This represents a decrease of 19.44% and is attributable mainly to the change in secondary market lending fee income from $22,297 in 2003 to only $1,843 in 2004.

Salaries and employee benefits totaled $506,586 for 2004 versus $484,597 for 2003. This increase of $21,989 or 4.54% from prior period was due to new hires to support lending operations, the hire of a new Vice-President/Chief Lending Officer, the change in support staff to improve the overall operations of the bank, as well as salary adjustments for various personnel.

Occupancy expenses, including, equipment rentals, depreciation, amortizations, and maintenance expenses increased $2,862 or 1.63% from $175,358 for 2003 to $178,220 for 2004. The majority of this increase was caused by additional depreciation expense on furniture and fixtures purchased during the normal course of business in 2004.

Hometown National Bank recorded a loss on sale of other real estate owned of $68,294 as required by the OCC exam in 2004.

Data processing expenses increased $844 or 1.29% from $65,208 for 2003 to $66,052 for 2004. This variance was due to a higher volume of accounts and transactions being processed in 2004.

Legal, professional, and consulting expenses totaled $57,301 for 2004 compared to $38,463 for 2003. The increase of $18,838 or 48.98% was due primarily to an increase in legal fees of $12,077 due to legal expenses associated with the bank's loan portfolio and the OCC audit in 2004, and an increase of $6,207 in additional auditing expenses to conform with generally accepted accounting principles.

Office supplies totaled $18,189 for 2004 compared to $13,570 for 2003. The increase of $4,619 or 34.04% was due to increased activities as the operations, loan portfolios, deposit portfolios, and statement processing required additional supplies during the fiscal year.

Advertising, public relations, and business development expenses for 2004 were $17,767 versus $14,667 for 2003. This increase of $3,100 or 21.14% was due to more advertising in the Longview area.

Other non interest operating expenses for the year 2004 were $177,103 compared to $170,127 for the year 2003. This represents an increase of $6,976 or 4.10%. Of the $6,976 variance, $5,386 was due to increase in insurance expenses for the bank. FDIC and supervisory assessments increased $2,339 during 2004. The Bank's donations went from $2,504 in 2003 to $4,775 in 2004 representing a $2,271 or 110.66% increase in 2004. Directors' Fees increased $3,000 from 2003 to 2004. Courier services increased $1,786. Correspondent Banks and Federal Reserve Bank Fees increased by $1,619 due to more transactions being processed and a greater reliance on the Federal Reserve Bank. Telephone expenses increased $1,592. Automobile allowances increased $2,037 in 2004. Business meals, promotional expenses, and miscellaneous expenses increased $4,458 due to more employees attending training seminars in the Portland and the Seattle areas. Business and occupation taxes for the City of Longview and the State of Washington increased $3,090 or 11.74% from 2003 to 2004 primarily based on taxable increases in loan and investment incomes.

Total non-interest operating expenses for the year 2004 of $1.09 million increased $127,522 from the year 2003 of $.96 million. As a percentage of average assets, non-interest expenses represented 3.02% for 2004 and 3.01% for 2003. The following table sets forth the composition of the Company's non-interest operating expenses for the years ended December 31, 2004 and December 31, 2003.

Non Interest Operating Expenses
(dollars in thousands)

	2004	% Average Assets	2003	% Average Assets
Salaries & Benefits	$507	1.41%	$485	1.52%
Occupancy	$178	0.49%	$175	0.55%
Loss on Sale of Other Real Estate Owned	$68	0.19%	$0	0.00%
Data Processing	$66	0.18%	$65	0.20%
Professional Fees	$58	0.16%	$38	0.12%
Office Supplies & Printing	$18	0.05%	$14	0.04%
Advertising	$18	0.05%	$15	0.05%
Other Non Interest Operating Expenses	$177	0.49%	$170	0.53%
Total Non Interest Operating Expenses	$1,090	3.02%	$962	3.01%
Average Assets	$36,006		$31,885	

Income tax expense for the year 2004 was $125,887 compared to $210,304 for 2003. See Note 8 to the Company's December 31, 2004 and 2003 Consolidated Financial Statements contained in this offering circular for more information regarding 2004 and 2003 tax matters.

Financial Position

For the Six Months Ended June 30, 2005

The Company's total assets grew 2.63% or $1.08 million during the first six months of 2005, to a total on June 30, 2005 of $42.25 million. The growth in assets is primarily attributable to deposit growth from business customers and our ability to lend out those funds.

Total investments decreased by $101,569 during the first six months of 2005 to $2.22 million from $2.33 million at December 31, 2004.

Net loans increased by $584,997 or 1.63% from $35.95 million at December 31, 2004 to $36.54 million at June 30, 2005. This growth was primarily in commercial, commercial real estate, and commercial construction loans, which grew $619,969.

Deposits decreased during the first six months of 2005 by $661,636 or 1.77% to $36.71 million at June 30, 2005. The majority of this decrease was in time deposits.

For the Years Ended December 31, 2004 and 2003

The Company's total assets grew $7.69 million from $33.48 million at December 31, 2003 to $41.17 million at December 31, 2004. This represents an increase of 22.97%.

The increase in total assets was primarily attributable to loan growth. Net loans grew from $27.79 million at December 31, 2003 to $35.95 million at December 31, 2004. This represents an increase of $8.16 million, or 29.36%. This loan growth was primarily in commercial, commercial real estate, construction lending, and 1-4 family residential loans.

Cash and cash equivalents (which include federal funds sold) increased from $1.95 million at December 31, 2003 to $2.23 million at December 31, 2004. This increase of $.28 million was mainly from federal funds sold.

Deposits increased from $30.22 million at December 31, 2003 to $37.38 million at December 31, 2004. This represents an increase of $7.16 million, or 23.69%. The deposit growth was primarily in savings and money market accounts of $1.70 million, certificate of deposits over 100M of $1.47 million and certificate of deposits under 100M of $4.08 million. Non interest-bearing demand accounts increased $.14 million in 2004. These additional deposits were primarily used to invest in loans.

Capital Requirements

The Company's equity capital was $3.09 million at December 31, 2004 compared to $2.79 million at December 31, 2003. An increase of $300,479 consists of net income of $266,565 for Hometown National Bank and the exercise of stock options in 2004 of $35,100. No dividends were paid during 2004 and Hometown Financial Services, Inc. does not anticipate that any dividends will be paid in the foreseeable future.

At December 31, 2004, the Company's Tier I Capital to Average Assets was 8.20%, Tier I capital to Risk Weighted Assets was 10.40% and Total Capital was 11.70%. See "SUPERVISION AND REGULATION – Capital Adequacy" for a description of these terms. Hometown National Bank would be considered "well capitalized" within applicable Federal regulatory guidelines at June 30, 2004. See Note 14 to the Company's Consolidated Financial Statements contained in this offering statement for a table that shows the requirements for being "well capitalized" under such guidelines

Liquidity Resources

Liquidity management focuses on the need to meet both short-term funding requirements and long-term growth objectives. Primary sources of funds for liquidity include deposits, loan repayments and security repayments or sales of available for sale securities. The Bank also has borrowing lines at correspondent banks in the aggregate amount of $4.5 million.

Company and Bank capital amounts are well above minimum capital adequacy (see Note 14 to the Company's Consolidated Financial Statements contained in this offering statement). Our short-term plans call for growth to continue, with such growth expected to be funded through increased deposits and borrowings, continued profits and future stock sales. However, due to uncertainty that the market, and the U.S. economy generally, have recently experienced in addition to growth restrictions imposed by the OCC, it is possible that our future growth will not increase at historic rates.

Within the next year, $16.41 million of our certificates of deposits will mature. In the normal course of business and consistent with our past experience, we expect at least half of these deposits to be renewed. We expect to increase our core deposits over the next year through the effective use of quality advertising campaigns on a monthly basis. This will enable the bank to match the increase in core deposit with the anticipated changes in the certificate of deposit portfolios. With our borrowing lines of $4.5 million, our consistent federal fund balances, and our ability to acquire core deposits, we have significant liquidity to meet any need that could arise from these certificates not being renewed as anticipated.

Asset Quality

The Allowance for Loan and Lease Losses ("ALLL"), a reserve set-aside on an ongoing basis to allow for potential loan losses, increased to $508,000 in 2004. This was a $206,000 increase over the same period allocation in 2003 of $302,000. In the normal course of events, the reserve total is increased due to ongoing, monthly analysis of the loan portfolio as well as general economic conditions, historic loan loss experience and loan mix. Due to the circumstances involving several loans, the Bank has elected to take a conservative approach, and allocate a greater percentage of the loan balances to the loss reserve. The allocation of the loan loss reserve is in accordance with the guidelines set forth by the OCC in the allowance for Loan and Lease Losses booklet of the Comptroller's Handbook. In 2002, the bank took a loss on one loan totaling $328,122. The bank has since been working with legal counsel and the debtor to recover some of these losses. Currently the bank is expected to realize $270,000 in recovered funds in July 2005 from the settlement of this loss.

Accruing loans that are contractually past due 90 days or more were $250,481 at June 30, 2005, compared to $492,863 at December 31, 2004. Of that total $165,696 is secured by real estate sufficient to prevent a loan loss.

Non-performing loans as a percentage of net loans before the ALLL were 1.57% as of June 30, 2005, 1.39% as of December 31, 2004, and 1.07% as of December 31, 2003. The non-performing loans to ALLL, which is a measure of the Bank's ability to cover problem assets with existing reserves, was 80.36% as of June 30, 2005.

MANAGEMENT

Directors and Executive Officers

The directors and executive officers of the Company and the Bank are as follows:

Name	Age	Director Since	Position(s) Held
Directors			
Clayton J. Bartness, D.C.	58	2000	Director
Ray E. Caldwell	52	2000	Director
Dan I. Carlson	58	2000	Director
Terry S. Hollinger	66	2000	Director
James E. Hulbert, M.D.	65	2000	Chairman of the Board
Jeffrey P. Rauth, Sr.	39	2000	Director
David H. Taylor	59	2000	Director
Paul J. Thielen	42	2005	Director; President & CEO
Steven R. Waite	52	2000	Director
Executive Officers			
Helen M. Smith	60	N/A	Vice President & Chief Operating Officer
Merl A. Plummer	50	N/A	Vice President & Chief Financial Officer

Our Bylaws provide that the number of directors must fall within a range between 5 and 25, the exact number to be fixed by resolution of the board of directors. The board of directors has set the size of the board at 10 persons.

Directors are elected for a term of one year and until their successors have been elected and qualified.

There are no family relationships among any of our directors and executive officers.

Directors

Clayton (Clay) J. Bartness, D.C., Director. Clay Bartness is a licensed chiropractor practicing in the City of Longview, Washington. He is a 1973 graduate of Palmer College of Chiropractic in Davenport, Iowa. Dr. Bartness was born and raised in Puyallup, Washington, and graduated from Puyallup High School in 1965. Community office that Dr. Bartness has held are: Longview Rotary Club Board of Directors, 1977-1980; Longview Junior Buddies Board of Directors, 1978-1979; Health Systems Agency President, Sub Area Council, Cowlitz-Wahkiakum Counties, 1979-1981; Longview-Kelso Bowling Association Board of Directors and Vice-President, 1979-1984; Longview Chamber of Commerce Board of Directors, 1984-1997, (he was President in 1987-1988 and Vice-President 1989-1997); Longview Country Club Board of Directors, 1987-1990 and President, 1989; Economic

Development Council Board Member, 1987; American Cancer Society, Jail and Bail Chairman, 1988; Longview School District Board of Directors, 1989-present, served as President for two years; Longview Rotary Club, Service Above Self Award, June 1981; Health Systems Agency Cowlitz-Wahkiakum Counties Volunteer of the Year, 1980-1981; St. John Hospital Foundations Board of Directors, 1994-present; St. John Foundations, Tom Manning Award 1995.

Ray E. Caldwell, Director, Vice-Chairman of the Board. Mr. Caldwell was born in Tacoma, Washington. He has lived in Longview all of his life except for a short time when he served in the Marine Corps. Mr. Caldwell has been a construction contractor in the Longview area from 1973 to present. Since 1976, Mr. Caldwell has owned and operated Ray Caldwell Construction, Inc. Mr. Caldwell is also the owner of All Out Sewer and Drains Service, a drain and environmental company that he founded in 1989. Mr. Caldwell is also co-owner of the following businesses: Monticello Park, Inc., a commercial property development entity in Longview; Nelson/Caldwell Inc, a commercial rental property developer in Longview; R & D Research and Development, Inc, a commercial property development entity; and Yardbirds, a shopping center in Chehalis, Washington. Mr. Caldwell is a member of the Appeals Board for the city of Longview, supervisor for Cowlitz County Diking District #1, and Chairman of the local Crime Stopper. Mr. Caldwell is a member of the Longview Chamber of Commerce; the Lower Columbia Contractors' Association; the Longview Country club, and a member of Ducks Unlimited, a wildlife conservation organization. Mr. Caldwell is a lifetime member and past Governor of Longview Moose Lodge #530. He is also a member of the Longview Elks Lodge #1482 and Rainier Eagles Lodge #4022. Mr. Caldwell also served for several years on the St. Johns Medical Center Foundation board of Directors.

Dan I. Carlson, Director. Mr. Carlson retired after serving 18 years as an engineer for Weyerhaeuser in Longview, Washington, first in Wood Products, then in the Paper Division. Mr. Carlson was born in Berkeley, California and has been the Mechanical Supervisor and Team Leader of energy and utilities at the Pulp Powerhouse since September 1986. Mr. Carlson has lived in Kalama, Washington and was active in his community with the Lion's Club, serving as President in 1984, the year the new Fairgrounds and Ball Fields were obtained from the state, and held for a future school site. He co-founded the Kalama Soccer Association, and served as President for three years, while coaching many youth teams. He was also Vice-President, the President of the Cowlitz Soccer Association in Longview for three years. Mr. Carlson, an Eagle Scout, worked to revive the Kalama Chapter of Boy Scouts of America, one of the oldest chapters in Washington State.

Terry S. Hollinger, Director. Mr. Hollinger is President of Hollinger Construction, Inc., owning 100% of the stock. Hollinger Construction is a general/mechanical contractor with (depending on work load) 100 to 400 employees. He also owns commercial and residential rental property. Terry Hollinger was born in Kelso, Washington, and except for an 18-month period in 1960-1961, he has lived in the Longview-Kelso area from 1930 until the present time. Terry Hollinger was on the Longview-Kelso Home Builders Board and held offices from 1967 through 1970 when he was President, and later became Washington HBA President in 1975. He was on the Board of the Early Edition Rotary in 1991 and President in 1992-1993, supports the Economic Development Council, Longview Chamber of commerce, is a member of Moose Lodge #530, Fraternal Order of Elks #1482, Lions Club, and Theatre Group. He and his wife Leatrice have donated significant funds to the St. Johns Medical Center and have supported local youth sports and programs for more than thirty years.

James (Jim) E. Hulbert, Director, Chairman of the Board. Mr. Hulbert is a physician-board certified ophthalmologist. He was born in Sheboygan, Wisconsin but has resided in Longview, Washington for the past 27 years. He is a 1966 graduate of Marquette University Medical School. Dr. Hulbert has professional memberships in the American Medical Association; Washington State

Medical Society; Washington State Academy of Eye Physicians and Surgeons; the American Academy of Ophthalmology. He has served on the Board of local hospitals. His medical staff chairmanship included Credentials, Surgical, Anesthesia and Bylaws Committees. He was Chief of Staff at St. John's Hospital in 1978, served on the Cowlitz Medical Service Bureau (Blue Shield Insurance) as a board member for six years and as the chairman of the board of two years. He also served on the Washington State Service Bureau Board (Blue Shield Insurance) for three years. He was President of the Cowlitz County Medical Society in 1980 and has held membership in this organization for 25 years. Dr. Hulbert was also a member of the Cowlitz Hospital Board between 1974 and 1978.

Jeffrey (Jeff) P. Rauth, Director, Secretary of the Board. Mr. Rauth is a mortgage broker/banker and co-owner of C-Pac Mortgage (Cascade-Pacific Mortgage Company Inc.) Mr. Rauth is a 1988 graduate of Western Washington University with a B.A. degree in business administration. In December 1991, Mr. Rauth opened C-Pac offices, one in the Longview and two in the Vancouver, Washington areas. Mr. Rauth grew up in the Longview/Silver Lake area. Mr. Rauth is a current member of the Longview Chamber of Commerce, Vancouver, Washington Chamber of Commerce, Sunnyside Grange #129 in Castle Rock, Washington, Association of Mortgage Brokers and the National Association of Mortgage Brokers.

David H. Taylor, Director. Mr. Taylor is an independent life and health insurance agent in Longview, Washington. Mr. Taylor has been involved in the following volunteer and community activities: Board member and Treasurer of the Columbia Theater for the Performing Arts; YMCA basketball coach; Western Little League coach; Longview Chamber of Commerce board member and chair of several committees: school board member at Columbia Heights Christian School; Longview Early Edition Rotary board member and 1999 President. Professional associations include board member and past president of Lower Columbia Life Underwriters Association; board member and charter President of Tri-County Association of Health Underwriters; past board member of Washington Association of Health Underwriters; charter member of Association of Health Insurance Agents of America; and 1998 President of Washington State Association of Life Underwriters. Mr. Taylor is a member of New Life Fellowship Church of God and the Longview Country Club where he has served as a board member and President in 1997 and 2005.

Paul J. Thielen, President/CEO, Director. Paul Thielen began his employment at HomeTown National Bank in April 2004 as Chief Lending Officer, and since January 2005 has served as the bank's President/CEO. From 1998 to 2004 he held various management level positions at US National Bank, and from 1991 to 1998 he was an investment representative/financial planner, with Series 7 and 63 securities licenses. He attended Emery School of Aviation, obtained a certificate in Aviation Business in 1983, and currently holds his pilot's license. He serves on the Legislative Committee of the Longview Chamber of Commerce, is a member of Longview Early Edition Rotary Club, and serves on his church board.

Steven R. Waite, Director. Mr. Waite is part owner and President of Waite Specialty, Inc., a machine shop manufacturing firm. Mr. Waite is a 1976 graduate of Washington State University with a B.S. degree in Mechanical Engineering. Mr. Waite was born in Longview, Washington. He has been a member of the Longview Country Club since 1982, where he served as board member from 1993 to 1995, and as President of Longview Country Club in 1995.

Executive Officers

Merl A. Plummer, Vice-President, Chief Financial Officer. Mr. Plummer is a 1986 graduate of City University, Seattle, Washington with an M.B.A. degree in finance. Mr. Plummer graduated from

Whitworth College, Spokane, Washington in 1981 with a B.A. degree in Accounting. Mr. Plummer was born in Oregon City, Oregon. He has been associated with banking since his career began in Seattle, Washington working as an assistant Chief Financial Officer in 1983. He has also been a Controller in several different industries such as manufacturing, service, automotive, health care, and non-profits. Mr. Plummer has been involved with the Letty Owings Center in Portland, Oregon, a non-profit organization established to help mothers with children in drug recovery services.

Helen M. Smith, Vice-President, Chief Operating Officer. Ms. Smith has been involved in the banking industry since 1991, when she worked for Colonial Bank in Grants Pass, Oregon. Upon the merger of Colonial Bank with Valley of the Rogue Bank, she served there as Vice-President of Operations until moving to Longview, Washington with her husband in 2000. Mrs. Smith participates in the Longview Noon Rotary Club, where she served as the Chairperson for Rotary Angels in 2004. She serves on the Steering Committee of the Anti-Fraud Coalition of Cowlitz County, and is active at Columbia Heights Assembly of God.

Remuneration of Directors and Officers

Directors. Directors of the Bank receive no annual fee. Directors of the Bank are entitled to receive a fee of $200 per board of directors' meeting attended and $200 per committee meeting attended. These attendance fees have been voluntarily waived by each director since April 2005, in order to improve the Bank's profitability, and such waiver will continue until such time as the directors feel it is appropriate to accept attendance fees for committee and board meetings. Directors receive no fees in connection with service as directors of the Company. Directors are eligible to receive stock option grants under the Company's First Amended and Restated 2000 Stock Incentive Plan, and each of the non-employee directors has been granted an option to purchase 2,500 shares pursuant to such Plan. See "Stock Option Plans."

Executive Officers. The following table sets forth compensation paid by the Company to its three most highly paid executive officers during 2004.

Name of Individual or Identity of Group	Capacities in Which Remuneration Was Received	Aggregate Remuneration
Paul J. Thielen	President and Chief Executive Officer of the Company and the Bank	$ 61,645*
Merl A. Plummer	Vice President, Chief Financial Officer of the Company and the Bank	$ 66,116
Helen M. Smith	Vice President, Chief Operations Officer of the Company and the Bank	$ 56,780
All Executive Officers as a group (3 persons)		$ 184,541

* Mr. Thielen was hired in the capacity of Chief Lending Officer of the Bank in April 2004. His annualized base salary for 2004 was $88,500.

Employment Agreements

Paul J. Thielen. The Company and the Bank (collectively referred to below as the "Company") entered into a three-year employment agreement, dated as July 15, 2005, with Paul J. Thielen, President and Chief Executive Officer of the Company and the Bank. Under the employment agreement, Mr. Thielen is entitled to a base salary of $100,000, subject to annual review by the board of directors.

If Mr. Thielen's employment is terminated by the Company and/or the Bank without cause (as defined in the agreement) or he resigns with good reason (as defined in the agreement), the Bank will continue to pay Mr. Thielen his monthly base salary then in effect for six months following such termination. If during the term of the agreement, there is a change in control (as defined in the agreement) of the Company, and Mr. Thielen has a diminution in title, responsibilities or compensation, then the Company will; continue to pay Mr. Thielen his monthly base salary then in effect for one year following such termination. For so long as Mr. Thielen is employed by the Company and/or the Bank under the employment agreement or is receiving any termination payments under the agreement, he cannot become involved in any business in Cowlitz County, Washington that competes with the Company and/or the Bank.

As contemplated under Mr. Thielen's employment agreement, the board of directors of the Company are considering, and finalizing the proposed terms of, a grant of 1,500 shares of restricted stock to be awarded under the Company's Stock Incentive Plan. The Restricted Stock Award Agreement will set forth a vesting schedule, specifying Bank performance objectives ("vesting events") and deadlines for the obtaining of such vesting events. If the vesting event does not occur by the applicable deadline, the shares of restricted stock related to that vesting event will be forfeited. Any unvested shares of restricted stock will be forfeited by Mr. Thielen on the date on which he first ceases to maintain continuous status as an employee, unless the vesting of such shares is accelerated upon the occurrence of a specified change-in-control event.

Helen M. Smith. The Company entered into a three-year employment agreement, dated as of August 10, 2005, with Helen M. Smith, Vice President and Chief Operating Officer of the Company. Under the employment agreement, Ms. Smith is entitled to a base salary of $65,000, subject to annual review by the board of directors.

If Ms. Smith's employment is terminated by the Company without cause (as defined in the agreement), or she resigns with good reason (as defined in the Agreement), the Company will continue to pay Ms. Smith her monthly base salary then in effect for a period of three months following such termination. If during the term of the agreement, there is a change in control of the Company, and Ms. Smith has a diminution in title, responsibilities or compensation, then the Company will continue to pay Ms. Smith her monthly base salary then in effect for a period of six months following such termination. For so long as Ms. Smith is employed by the Company and/or the Bank under the employment agreement or is receiving any termination payments under the agreement, she cannot become involved in any business in Cowlitz County, Washington that competes with the Company or the Bank.

Stock Option Plans

First Amended and Restated 2000 Stock Incentive Plan. The Bank's board of directors adopted a 2000 Stock Option Plan in April 2000, and the plan was approved by the Bank's. shareholders in April 2000. The Plan was adopted by the Company in connection with its formation as a holding company. The plan was amended at the annual shareholders meeting in April 2005 and is now referred to as "First Amended and Restated Hometown Financial Services, Inc. 2000 Stock Incentive Plan." (the "Plan"). Amendments to the Plan in April 2005 increased the number of shares of Company stock authorized for issuance under the Plan by 15,000, to a total of 45,000, and added provisions for the awarding of restricted stock awards.

The Plan provides for the granting of stock options that are either Incentive Stock Options ("ISOs") or Nonqualified Stock Options ("NQ Options") for purposes of the Internal Revenue Code. The Plan provides that the exercise price for options granted (whether ISOs or NQ Options) must be no less than the fair market value of Company shares as determined bye the Committee in good faith at the date of the grant.

Restricted stock awards ("Awards") will be evidenced by a written agreement that will contain terms and conditions consistent with the Plan. The purchase price for the share subject to an Award maybe less than the fair market value of the shares at the date of purchase. Certificates representing the Award may be held in escrow. Shares that are part of an Award will vest upon the satisfaction of such conditions as the board of directors may determine, including for example a specified number of years of service or the attainment of specified performance goals. An employee holding an Award (both vested and unvested) will have the rights of a shareholder (including voting, dividend and liquidation rights) with respect to the shares subject to the Award.

The Plan is administered by our board of directors. The board may alter, amend, suspend, discontinue, or terminate the Plan and may alter or amend any stock option agreement or restricted stock award agreement executed under the Plan. Additionally, the Board may amend the Plan or any agreement under the Plan to provide for any amendment or revision of any applicable securities laws. The board may not, however, without shareholder approval, alter the provisions of the Plan so as to (i) materially alter terms relating to the option price, (ii) materially increase the number of shares which may be issued under the Plan, (iii) modify the requirements as to eligibility for participation in the Plan, or (iv) extend beyond ten (10) years the maximum term of stock options under the Plan or the term of the Plan.

The board of directors or the Compensation Committee of the Board of Directors (the "Committee"), at any time, may authorize the granting of options or Awards under the Plan to any "eligible individual." Stock options are granted under the Plan upon the recommendation of the Committee after reviewing employee performance, performing peer group analysis, and discussions with our President and CEO regarding option grant or Award levels necessary to attract and retain quality employees in a very competitive employment market. There are no predetermined payment amounts or schedules or formal performance criteria or formulas. An "eligible individual" means an employee of the Company, either part-time or full-time, or an officer or director (including directors who are not otherwise employees of the Company), who, in the judgment of the Committee, is in a position to contribute substantially to the success of the Company.

Each of the Company's non-employee directors has been granted (effective April 17, 2000) an option to purchase up to 2,500 shares of Company stock at an exercise price of $20.00 per share. Stock options that have been granted to our executive officers under the Plan are described under "Stock Options" below.

Security Ownership of Management and Certain Shareholders

The following table sets forth, as of June 30, 2005, the number and percentage of shares of Company outstanding common stock beneficially owned by (i) each of the three highest paid executive officers of the Company; (ii) each of our directors; (iii) each person known to us to own 5% or more of Company outstanding stock; and (iv) all executive officers and directors as a group. Mr. Patrick Hopper is not a director or officer of the Company. Mr. Rollie Hutton was the President & Chief Executive

Officer of the Company until his retirement in April 2005. Each named beneficial owner has sole voting and investment power with respect to the shares listed unless otherwise indicated. Shares that may be purchased within 60 days by exercise of stock options are deemed to be beneficially owned, and are included in the table as indicated.

Beneficial Owner	Amount	Percent of Class
Clay J. Bartness, D.C.	6,000(1)	3.32%
Ray E. Caldwell	23,568(2)	13.06%
Dan I. Carlson	8,134(3)	4.51%
Terry Hollinger	15,152(4)	8.39%
James E. Hulbert, M.D.	21,411	11.86%
Jeffery P. Rauth	5,184(5)	2.87%
Dave H. Taylor	5,916(6)	3.28%
Paul J. Thielen	100(7)	.06%
Steve R. Waite	5,018(8)	2.78%
Patrick Hopper	11,000	6.09%
Rollie Hutton	10,000	5.54%
Helen M. Smith	2,029(9)	1.12%
Merl A. Plummer	-0-	0.00%
All Directors and Executive Officers as a Group	92,512	51.25%
Total held by shareholders of 5% or more who are not Directors or Executive Officers	21,000	11.63%
TOTAL	113,512	62.89%

(1) Includes 2,500 shares exercisable under Stock Option Plan. Includes indirect ownership of 750 shares as to which the record owner is Leslie Bartness, wife of Clay Bartness.

(2) Includes 2,500 shares exercisable under Stock Option Plan. Includes direct ownership of 17 shares as to which the record owner is Ray or Joanne Caldwell. Includes indirect ownership of 500 shares as to which the recorded owner is Joanne C. Caldwell, wife of Ray Caldwell.

(3) Includes 2,500 shares exercisable under Stock Option Plan. Includes indirect ownership of 633 shares as to which the record owner is Patricia J Carlson, wife of Dan Carlson. Includes direct ownership of 4,801 shares as to which the record owner is Carlson Living Trust.

(4) Includes direct ownership of 15,152 shares as to which the record owner is Hollinger Family LLC.

(5) Includes 2,500 shares exercisable under Stock Option Plan.

(6) Includes 2,500 shares exercisable under Stock Option Plan. Also includes direct ownership of 916 shares as to which the record owner is David or Colleen Taylor.

(7) Includes direct ownership of 100 shares as to which the record owner is Paul J or Tamra K Thielen.

(8) Includes 2,450 shares exercisable under Stock Option Plan.

(9) Includes 1,000 shares exercisable under Stock Option Plan. Also includes direct ownership of 5 shares as to which the recorded owner is Helen M POD Kaitlyn Smith. Also includes direct ownership of 17 shares as to which the record owner is Lloyd C or Helen M Smith.

Stock Options

The following information is provided with respect to options granted to the persons listed in the Executive Officer Compensation Table under "Remuneration of Officers and Directors." The shares included in the Security Ownership Table above as "exercisable within 60 days" with respect to Ms. Smith are stock options exercisable at $20.00 per share. Aside from such options, neither Mr. Thielen or Mr. Plummer have been granted options (irrespective of vesting date).

CERTAIN TRANSACTIONS AND RELATIONSHIPS

Banking Transactions

Some of the directors and officers of the Bank and the business organizations with which they are associated, have been customers of, and have had banking transactions with, the Bank in the ordinary course of its business, and the Bank expects to have such banking transactions in the future. All loans and commitments to loan included in such transactions were made in substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons of similar creditworthiness and, in the opinion of the Bank's management, these transactions do not involve more than a normal risk of collection or present other unfavorable features.

At December 31, 2004, and December 31, 2003, officers and directors of the Bank, or companies in which they have 10% or more of beneficial interest, were indebted to the Bank in the aggregate amount of $2,615,144 and $1,154,371, respectively, in connection with the banking transactions referred to above. At June 30, 2005, loans to officers and directors totaled $1.65 million. This amount represents approximately 4.51% of the Bank's outstanding net loans as of such date.

All loans are currently in good standing and are being paid in accordance with their terms.

Subordinated Debentures

In order to provide additional working capital for the Company and as a means to increase regulatory capital for the Bank, the Company has issued a total of $525,000 of Subordinated Debentures (the "Debentures"). Such Debentures were issued to certain directors of the Company or persons or entities affiliated with such persons (Bartness, Taylor, Hulbert, Caldwell and Hollinger) and to Mr. Rollie Hutton, a former director.

The Debentures were issued on various dates in 2002, 2003 and 2004. Each Debenture provides that it will mature September 15, 2007, which is referred to as the "Stated Maturity." The Stated Maturity may be shortened at any time by the Company, subject to the Company having received any required approval of regulatory authorities having jurisdiction over the Company.

Prior to the stated maturity, interest on the principal amount of the Debentures is payable quarterly, on March 31, June 30, September 30 and December 31 of each year. Interest is computed at a variable rate per annum equal to the fluctuating rate that is a reference or benchmark that is the prime rate as reported in the Wall Street Journal on December 31 of the preceding year, plus 1%.

The indebtedness evidenced by the Debentures is junior in right of payment to the prior payment in full of all other creditors of the Company.

The Company intends to use approximately $425,000 of the proceeds of this offering, together with funds received in connection with the exercise of certain director stock options in 2005, to redeem the Debentures by paying the outstanding principal of such Debentures and all interest payable, subject to regulatory approval. See "USE OF PROCEEDS."

Lease Agreement

As described above under "BUSINESS – Property" the Bank leases the building in which it operates from Our Blue Sky LLC, a limited liability company that is owned and operated by five members of the Bank's board of directors: Caldwell, Hulbert, Carlson, Taylor and Waite.

SUPERVISION AND REGULATION

The following discussion is only intended to provide brief summaries of significant statutes and regulations that affect the banking industry and therefore is not complete. Changes in applicable laws or regulations, and in the policies of regulators, may have a material effect on our business and prospects. We cannot accurately predict the nature or extent of the effects on our business and earnings that fiscal or monetary policies, or new federal or state laws, may have in the future.

Significant Changes in Banking Laws and Regulations

Sarbanes-Oxley Act of 2002. On July 30, 2002, the President signed into law the Sarbanes-Oxley Act of 2002 (the "Act") to address corporate and accounting fraud. The Act establishes a new accounting oversight board that will enforce auditing standards and restricts the scope of services that accounting firms may provide to their public company audit clients. Among other things, it also *(i)* requires chief executive officers and chief financial officers to certify to the accuracy of periodic reports filed with the Securities and Exchange Commission (the "SEC"); *(ii)* imposes new disclosure requirements regarding internal controls, off-balance-sheet transactions, and pro forma (non-GAAP) disclosures; *(iii)* accelerates the time frame for reporting of insider transactions and periodic disclosures by public companies; and *(iv)* requires companies to disclose whether or not they have adopted a code of ethics for senior financial officers and whether the audit committee includes at least one "audit committee financial expert."

As a non-publicly reporting company, we are not subject to the requirements of the Act and related rules and regulations issued by the SEC. However, we anticipate that we will incur additional expense as a result of the increased standards of corporate governance practices placed on all companies as an outgrowth of the Act, but we do not expect that such compliance will have a material impact on our business.

<u>USA Patriot Act of 2001</u>. On October 26, 2001, President Bush signed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism ("USA Patriot Act") of 2001. Among other things, the USA Patriot Act *(i)* prohibits banks from providing correspondent accounts directly to foreign shell banks; *(ii)* imposes due diligence

requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals; *(iii)* requires financial institutions to establish an anti-money-laundering compliance program; and *(iv)* eliminates civil liability for persons who file suspicious activity reports. The USA Patriot Act also increases governmental powers to investigate terrorism, including expanded government access to account records. The Department of the Treasury is empowered to administer and make rules to implement the USA Patriot Act. While we believe the USA Patriot Act may, to some degree, affect our record keeping and reporting expenses, we do not believe that it will have a material adverse effect on our business and operations.

Financial Services Modernization. The laws and regulations that affect banks and bank holding companies recently underwent significant changes as a result of the Financial Services Modernization Act of 1999, also known as the Gramm-Leach-Bliley Act of 1999. Generally, the act *(i)* repealed the historical restrictions on preventing banks from affiliating with securities firms, *(ii)* provided a uniform framework for the activities of banks, savings institutions and their holding companies, *(iii)* broadened the activities that may be conducted by national banks and banking subsidiaries of bank holding companies, *(iv)* provided an enhanced framework for protecting the privacy of consumers' information and *(v)* addressed a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions.

Bank holding companies may now engage in a wider variety of financial activities than permitted under previous law, particularly insurance and securities activities. In addition, in a change from previous law, a bank holding company may be owned, controlled or acquired by any company engaged in financially related activities, so long as such company meets certain regulatory requirements. The act also permits national banks (and certain state banks), either directly or through operating subsidiaries, to engage in certain non-banking financial activities.

We do not believe that the act will negatively affect our operations. However, to the extent the act permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. This consolidation could result in a growing number of larger financial institutions that offer a wider variety of financial services than we currently offer and that can aggressively compete in the markets we currently serve.

HomeTown Financial

General

As a bank holding company, we are subject to the Bank Holding Company Act of 1956, which places us under the supervision of the Board of Governors of the Federal Reserve. We must file annual reports with the Federal Reserve and must provide it with such additional information as it may require. In addition, the Federal Reserve periodically examines us and the Bank.

Bank Holding Company Regulation

In general, the Bank Holding Company Act limits bank holding company business to owning or controlling banks and engaging in other banking-related activities. Bank holding companies must obtain the Federal Reserve Board's approval before they:

- acquire direct or indirect ownership or control of any voting shares of any bank that results in total ownership or control, directly or indirectly, of more than 5% of the voting shares of such bank;

- merge or consolidate with another bank holding company; or
- acquire substantially all of the assets of any additional banks.

Subject to certain state laws, a bank holding company that is adequately capitalized and adequately managed may acquire the assets of both in-state and out-of-state banks. Under the Gramm-Leach-Bliley Act, a bank holding company meeting certain qualifications may apply to the Federal Reserve Board to become a financial holding company, and thereby engage (directly or through a subsidiary) in certain activities deemed financial in nature, such as securities brokerage and insurance underwriting.

Control of Nonbanks. With certain exceptions, the Bank Holding Company Act prohibits bank holding companies from acquiring direct or indirect ownership or control of voting shares in any company that is not a bank or a bank holding company unless the Federal Reserve Board determines such activities are incidental or closely related to the business of banking.

Control Transactions. The Change in Bank Control Act of 1978 requires a person (or group of persons acting in concert) acquiring "control" of a bank holding company to provide the Federal Reserve Board with 60 days' prior written notice of the proposed acquisition. Following receipt of this notice, the Federal Reserve Board has 60 days (or up to 90 days if extended) within which to issue a notice disapproving the proposed acquisition. In addition, any "company" must obtain the Federal Reserve Board's approval before acquiring 25% (5% if the "company" is a bank holding company) or more of the outstanding shares or otherwise obtaining control over the Company.

Transactions with Affiliates

The Company and the Bank are deemed affiliates within the meaning of the Federal Reserve Act, and transactions between affiliates are subject to certain restrictions. Generally, the Federal Reserve Act limits the extent to which a financial institution or its subsidiaries may engage in "covered transactions" with an affiliate. It also requires all transactions with an affiliate, whether or not "covered transactions," to be on terms substantially the same, or at least as favorable to the institution or subsidiary, as those provided to a non-affiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and other similar types of transactions.

Tie-In Arrangements

The Company and the Bank cannot engage in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, neither we nor the Bank may condition an extension of credit on either a requirement that the customer obtain additional services provided by either of us, or an agreement by the customer to refrain from obtaining other services from a competitor.

The Federal Reserve Board has adopted exceptions to its anti-tying rules that allow banks greater flexibility to package products with their affiliates. These exceptions were designed to enhance competition in banking and non-banking products and to allow banks and their affiliates to provide more efficient, lower cost service to their customers.

State Law Restrictions

As a Washington business corporation, we may be subject to certain limitations and restrictions under applicable Washington corporate law. In addition, although the Bank is a national bank and therefore primarily regulated by the Office of the Comptroller of the Currency, Washington law may affect certain activities of the Bank.

HomeTown National Bank

General

The Bank, as a national banking association, is subject to regulation and examination by the OCC. The federal laws that apply to the Bank regulate, among other things, the scope of its business, its investments, its reserves against deposits, the timing of the availability of deposited funds and the nature and amount of and collateral for loans. The laws and regulations governing the Bank generally have been promulgated to protect depositors and not to protect stockholders of the Company.

Community Reinvestment Act. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their jurisdiction, the Office of the Comptroller of the Currency evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those banks. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility.

Insider Credit Transactions. Banks are also subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal shareholders, or any related interests of such persons. Extensions of credit must be made on substantially the same terms, including interest rates and collateral, and follow credit underwriting procedures that are not less stringent than those prevailing at the time for comparable transactions with persons not covered above and who are not employees. Also, such extensions of credit must not involve more than the normal risk of repayment or present other unfavorable features.

Federal Deposit Insurance Corporation Improvement Act. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 each federal banking agency has prescribed, by regulation, noncapital safety and soundness standards for institutions under its authority. These standards cover internal controls, information systems, and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, such other operational and managerial standards as the agency determines to be appropriate, and standards for asset quality, earnings and stock valuation. We believe that the meets all such standards and do not believe that these regulatory standards materially affect our business operations.

Interstate Banking and Branching

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 permits nationwide interstate banking and branching under certain circumstances. This legislation generally authorizes interstate branching and relaxes federal law restrictions on interstate banking. Currently, bank holding companies may purchase banks in any state, and states may not prohibit such purchases. Additionally, banks are permitted to merge with banks in other states as long as the home state of neither merging bank has "opted out." The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area.

Under recent Federal Deposit Insurance Corporation regulations, banks are prohibited from using their interstate branches primarily for deposit production. The Federal Deposit Insurance Corporation has accordingly implemented a loan-to-deposit ratio screen to ensure compliance with this prohibition.

Washington has "opted in" to the Interstate Act and allows in-state banks to merge with out-of-state banks subject to certain aging requirements. Washington law generally authorizes the acquisition of an in-state bank by an out-of-state bank by merger with a Washington financial institution that has been in existence for at least 5 years prior to the acquisition. With regard to interstate bank branching, out-of-state banks that do not already operate a branch in Washington may not establish de novo branches in Washington or establish and operate a branch by acquiring a branch in Washington.

Deposit Insurance

The deposits of the Bank are currently insured to a maximum of $100,000 per depositor through the Bank Insurance Fund administered by the Federal Deposit Insurance Corporation. All insured banks are required to pay semi-annual deposit insurance premium assessments to the Federal Deposit Insurance Corporation.

Dividends

The principal source of the Company's cash revenues is dividends received from the Bank. The payment of dividends is subject to certain restrictions. For example, a national bank generally can pay dividends out of its undivided profits. However, a national bank cannot pay dividends unless the bank's capital surplus equals or exceeds its capital stock. There are two exceptions to that restriction. First, a national bank can pay an annual dividend if the bank first transfers ten percent of its net income for the preceding four quarters to capital surplus. Second, a national bank can declare quarterly or semiannual dividends if the bank transfers ten percent or more of its net income for the preceding two quarters to capital surplus. Overlaying these restrictions is an additional restriction that limits the payment of dividends during any calendar year to the extent of the bank's retained net income for the previous two years, unless approved by the Office of the Comptroller of the Currency. In addition to the laws and regulations noted above, which apply to all national banks and bank holding companies, the Company is currently subject to certain regulatory restrictions on our dividends under the OCC Agreement and related resolutions requested by the Federal Reserve Bank of San Francisco. For a full discussion of these restrictions, please see the "Regulatory Matters" sections under the "BUSINESS" section.

Capital Adequacy

Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. If capital falls below minimum guideline levels, the holding company or bank may be denied approval to acquire or establish additional banks or nonbank businesses or to open new facilities.

The Federal Deposit Insurance Corporation and Federal Reserve use risk-based capital guidelines for banks and bank holding companies. These are designed to make such capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. The guidelines are minimums, and the Federal Reserve has noted that bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios well in excess of the minimum. The current guidelines require all bank holding companies and federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier I capital. Tier I capital for bank holding companies includes common shareholders' equity, certain qualifying perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries, less intangibles except as described above.

The Federal Reserve also employs a leverage ratio, which is Tier I capital as a percentage of total assets less intangibles, to be used as a supplement to risk-based guidelines. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The Federal Reserve requires a minimum leverage ratio of 3%. However, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, the Federal Reserve expects an additional cushion of at least 1% to 2%.

The Federal Deposit Insurance Corporation Improvement Act created a statutory framework of supervisory actions indexed to the capital level of the individual institution. Under regulations adopted by the Federal Deposit Insurance Corporation, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. Institutions which are deemed to be "undercapitalized" depending on the category to which they are assigned are subject to certain mandatory supervisory corrective actions. We do not believe that these regulations have any material effect on our operations.

Effects of Government Monetary Policy

Our earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve implements national monetary policy for such purposes as curbing inflation and combating recession, but its open market operations in U.S. government securities, control of the discount rate applicable to borrowings from the Federal Reserve, and establishment of reserve requirements against certain deposits, influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans or paid on deposits. We cannot predict with certainty the nature and impact of future changes in monetary policies and their impact on the Company and the Bank.

DESCRIPTION OF COMMON STOCK

General

Our Articles of Incorporation authorize us to issue up to 750,000 shares of stock. All such authorized shares are common stock, par value $10.00 per share. There were 159,550 shares of common stock issued and outstanding at June 30, 2005. In addition, options for 20,050 shares have been granted, but have not been exercised, pursuant to our First Amended and Restated Hometown Financial Services, Inc. 2000 Stock Incentive Plan.

The shares do not represent or constitute deposit accounts and are not insured by the FDIC.

Articles of Incorporation and Bylaws

Shareholders' rights and related matters are governed by our Articles of Incorporation, Bylaws and Washington law. Our Articles of Incorporation may not be amended without the affirmative vote of at least a majority of the outstanding shares unless a greater amount is required by law. Subject to the approval of the Office of the Comptroller of the Currency, if such approval is required, our Bylaws may be amended by the board of directors. The following is a summary of certain provisions of our Articles of Incorporation and Bylaws.

Preferred Stock

No shares of preferred stock are authorized.

Voting Rights

Each share of common stock is entitled to one vote on all matters presented for a vote, with the exception of the election of directors. Cumulative voting is authorized for the election of directors, meaning that the number of votes cast by each shareholder will be determined by multiplying the number of shares he or she owns by the number of directors to be elected. Such votes may be cumulated and cast for a single director, or may be distributed among two or more candidates, in the shareholder's discretion.

Our Bylaws provide that action may be taken or ratified, without a meeting, by shareholders if consent in writing, setting forth the action so taken, is signed by all shareholders entitled to vote.

Dividends

Our shareholders are entitled to receive such dividends, if any, as may be declared by the board of directors out of funds legally available for such purpose. Our ability to make dividend payments to our shareholders is subject to statutory and regulatory restrictions that apply to the Bank. See "SUPERVISION AND REGULATION –Dividends."

Preemptive Rights

Our Articles of Incorporation provide that holders of shares of common stock shall not have any preemptive right (i.e. the right of first refusal to acquire shares offered by the Company) to acquire shares of capital stock of the Company.

Other Rights

The shares of common stock have no liquidation rights or conversion rights, and our Articles of Incorporation contain no provisions regarding the redemption of the common stock, nor any sinking fund provisions.

Assessment

Shares of Company common stock are fully paid and non-assessable.

Indemnification

Indemnification. Our Articles of Incorporation and Bylaws provide that the Company may indemnify its officers, directors and its "institution-affiliated parties" (as defined under applicable federal law) to the maximum extent allowable under Washington law. The Company may indemnify its officers, directors and employees, and any institution-affiliated party, for damages and expenses, including the advancement of expenses and legal fees, in cases involving an administrative proceeding or civil action not initiated by a federal banking agency, in accordance with applicable corporate law, provided such payments are consistent with safe and sound banking practices.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers, directors and controlling persons of the Company pursuant to the foregoing provisions, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

EXPERTS

The financial statements as of and for the years ending December 31, 2004 and 2003 of Hometown Financial Services Inc and Subsidiary included in this Offering Circular, have been audited by Moss Adams, LLP, independent auditors, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

CERTAIN LEGAL MATTERS

Graham & Dunn, P.C., Seattle, Washington, has advised the Company in connection with certain banking and securities law aspects of the offering.

HOMETOWN FINANCIAL SERVICES, INC.

INDEX TO FINANCIAL STATEMENTS

MOSS-ADAMS LLP 

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Hometown Financial Services, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of Hometown Financial Services, Inc. and Subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of Hometown Financial Services, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hometown Financial Services, Inc. and Subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Portland, Oregon
February 25, 2005
(except for Note 15, as to which the date is
March 16, 2005)

HOMETOWN FINANCIAL SERVICES, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,	
	2005	2004	2003
	(unaudited)		
ASSETS			
Cash and due from banks	$ 1,113,377	$ 453,013	$ 452,429
Federal funds sold	1,700,000	1,775,000	1,500,000
Cash and cash equivalents	2,813,377	2,228,013	1,952,429
Investment securities available-for-sale	-	-	251,797
Investment securities held-to-maturity	2,224,906	2,326,475	2,753,369
Restricted equity securities	103,200	180,800	92,200
Loans, net of allowance for loan losses and unearned income	36,535,338	35,950,341	27,791,448
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization	43,774	56,436	95,179
Other real estate owned	239,317	166,720	268,988
Accrued interest receivable and other assets	288,794	258,737	270,808
TOTAL ASSETS	$ 42,248,706	$ 41,167,522	$ 33,476,218
LIABILITIES			
Deposits:			
Noninterest-bearing demand deposits	$ 3,394,037	$ 3,306,808	$2,955,631
Interest-bearing demand and money market accounts	2,580,110	3,335,066	2,735,454
Savings accounts	2,741,120	2,388,891	1,653,836
Time deposits	27,998,431	28,344,569	22,871,463
Total deposits	36,713,698	37,375,334	30,216,384
Subordinated debentures	525,000	525,000	400,000
Capital lease obligations	-	-	23,453
FHLB Borrowings	1,500,000	-	-
Accrued interest payable and other liabilities	146,265	176,846	46,518
Total liabilities	38,884,963	38,077,180	30,686,355
COMMITMENTS AND CONTINGENCIES (Notes 10 and 12)			
STOCKHOLDERS' EQUITY			
Common stock, $10 par value, 750,000 shares authorized; 159,500, 152,000 and 150,500 shares issued and outstanding at June 30, 2005, December 31, 2004 and 2003, respectively	1,595,500	1,520,000	1,505,000
Additional paid-in capital	1,600,600	1,525,100	1,505,000
Accumulated earnings (deficit)	167,643	45,242	(221,323)
Accumulated other comprehensive income, net of taxes		-	1,186
Total stockholders' equity	3,363,743	3,090,342	2,789,863
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 42,248,706	$ 41,167,522	$33,476,218

See accompanying notes.

HOMETOWN FINANCIAL SERVICES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Six Months Ended June 30,		Years Ended December 31,	
	2005	2004	2004	2003
	(unaudited)	(unaudited)		
INTEREST INCOME				
Interest and fees on loans	$ 1,427,204	$ 1,042,154	$ 2,447,896	$ 2,359,260
Interest on taxable investment securities	48,662	56,853	112,473	62,586
Interest on federal funds sold	17,383	7,365	15,637	18,585
Total interest income	1,493,249	1,106,372	2,576,006	2,440,431
INTEREST EXPENSE				
Interest on time deposits	493,616	375,516	818,210	821,259
Interest on interest-bearing deposit and savings accounts	35,426	35,519	78,969	51,292
Interest on borrowed funds	42,548	11,324	22,405	24,786
Total interest expense	571,590	422,359	919,584	897,337
Net interest income before provision for loan losses	921,659	684,013	1,656,422	1,543,094
PROVISION FOR LOAN LOSSES	142,184	48,902	248,100	72,308
Net interest income after provision for loan losses	779,475	635,111	1,408,322	1,470,786
NONINTEREST INCOME				
Service charges and fees	105,405	88,729	44,231	75,513
Other noninterest income	9,039	9,805	29,411	15,899
Total noninterest income	114,444	98,534	73,642	91,412
NONINTEREST EXPENSE				
Salaries and employee benefits	294,167	232,227	506,586	484,597
Occupancy expense	58,664	57,048	178,220	175,358
Loss on sale of other real estate owned	-	-	68,294	-
Data processing	35,387	32,301	66,052	65,208
Professional fees	130,710	19,845	57,301	38,463
Office supplies	35,419	32,406	18,189	13,570
Advertising	10,944	10,468	17,767	14,667
Other noninterest expenses	117,317	76,971	177,103	170,127
Total noninterest expense	682,608	461,266	1,089,512	961,990

HOMETOWN FINANCIAL SERVICES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Six Months Ended June 30,		Years Ended December 31,	
	2005	2004	2004	2003
	(unaudited)	(unaudited)		
INCOME BEFORE INCOME TAX EXPENSE	$ 211,311	$ 272,379	$ 392,452	$ 600,208
INCOME TAX EXPENSE	88,910	104,980	125,887	210,304
NET INCOME	122,401	167,399	266,565	389,904
OTHER COMPREHENSIVE LOSS				
Unrealized holding losses on securities arising during the period	-	-	(1,186)	(1,386)
Reclassification adjustment for gains on securities included in net income	-	-	-	(1,470)
Other comprehensive loss, net of taxes	-	-	(1,186)	(2,856)
COMPREHENSIVE INCOME	$ 122,401	$ 167,399	$ 265,379	$ 387,048
BASIC EARNINGS PER SHARE OF COMMON STOCK	$ 0.81	$ 1.10	$ 1.76	$ 2.59
DILUTED EARNINGS PER SHARE OF COMMON STOCK	$ 0.78	$ 1.06	$ 1.69	$ 2.50
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING FOR THE PERIOD – BASIC	152,013	151,763	151,713	150,500
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING FOR THE PERIOD – DILUTED	157,746	157,996	158,046	156,157

See accompanying notes.

HOMETOWN FINANCIAL SERVICES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income, Net of Taxes	Total Stockholders' Equity
	Shares	Amount				
BALANCE, December 31, 2002	150,500	$ 1,505,000	$ 1,505,000	$ (611,227)	$ 4,042	$ 2,402,815
Net income and comprehensive loss	-	-	-	389,904	(2,856)	387,048
BALANCE, December 31, 2003	150,500	1,505,000	1,505,000	(221,323)	1,186	2,789,863
Exercise of stock options	1,500	15,000	15,000	-	-	30,000
Income tax benefit from stock options exercised	-	-	5,100	-	-	5,100
Net income and comprehensive loss	-	-	-	266,565	(1,186)	265,379
BALANCE, December 31, 2004	152,000	1,520,000	1,525,100	45,242	-	3,090,342
Exercise of stock options	7,500	75,500	75,500	-	-	151,000
Net income and comprehensive loss	-	-	-	122,401	-	122,401
BALANCE, June 30, 2005, (unaudited)	159,500	$ 1,595,500	$ 1,600,600	$ 167,643	$ -	$ 3,363,743

See accompanying notes.

HOMETOWN FINANCIAL SERVICES, INC. AND SUBSIDIARY
STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,		Years Ended December 31,	
	2005	2004	2004	2003
	(unaudited)	(unaudited)		
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$ 122,401	$ 167,399	$ 266,565	$ 389,904
Adjustments to reconcile net income to net cash From operating activities:				
Depreciation and amortization	30,164	28,920	60,527	56,636
Net amortization of premiums and accretion of discounts on investment securities	1,569	13,142	1,770	11,280
Gains (losses) on calls of investment securities	-	-	611	(2,227)
Federal Reserve Bank stock dividends	-	-	(5,928)	(5,181)
Loss on sale of other real estate owned	-	-	68,294	-
Deferred income taxes	-	-	24,217	210,304
Provision for loan losses	142,184	48,902	248,100	72,308
Changes in cash and cash equivalents due to changes in certain assets and liabilities:				
Accrued interest receivable and other assets	(30,057)	77,775	(12,146)	(3,743)
Accrued interest payable and other liabilities	(30,581)	20,548	135,428	(17,647)
Net cash from operating activities	235,680	356,686	787,438	711,634
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchases of investment securities held-to-maturity	(150,000)	(1,480,000)	(1,219,876)	(2,764,644)
Proceeds from calls of investment securities available-for-sale	250,000	250,000	250,000	748,041
Proceeds from calls and maturities of investment securities held-to-maturity	-	750,000	1,645,000	1,004,060
Proceeds from sale of other real estate owned	-	-	201,976	-
Purchases of Federal Reserve Bank stock	-	-	(2,672)	(7,919)
Redemption (purchases) of FHLB stock	77,600	(7,550)	(80,000)	-
Net increase in loans	(799,778)	(586,017)	(8,574,995)	(2,153,344)
Purchases of furniture, equipment, and leasehold improvements	(17,502)	(8,900)	(21,784)	(3,375)
Net cash from investing activities	(639,680)	(1,082,467)	(7,802,351)	(3,177,181)
CASH FLOWS FROM FINANCING ACTIVITIES				
Net change in demand deposit, money market, and savings accounts	(315,498)	533,337	1,685,844	2,312,624
Net change in time deposits	(346,138)	6,551	5,473,106	(6,284)
Proceeds from FHLB advances	1,500,000	-	-	-
Proceeds from issuance of subordinated debentures	-	-	125,000	-
Reduction of capital lease obligations	-	(23,453)	(23,453)	(28,731)
Proceeds from issuance of common stock	151,000	30,000	30,000	-
Net cash from financing activities	989,364	546,435	7,290,497	2,277,609

HOMETOWN FINANCIAL SERVICES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,		Years Ended December 31,	
	2005	2004	2004	2003
	(unaudited)	(unaudited)		
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ 585,364	$(179,346)	$ 275,584	$ (187,938)
CASH AND CASH EQUIVALENTS, beginning of year	2,228,013	1,952,429	1,952,429	2,140,367
CASH AND CASH EQUIVALENTS, end of year	$ 2,813,377	$1,773,083	$2,228,013	$ 1,952,429
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Interest paid in cash	$ 544,410	$ 395,179	$ 869,999	$ 884,934
Taxes paid in cash	$ -	$ -	$ -	$ -
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES				
Change in fair value of investment securities available-for-sale, net of taxes	$ -	$ -	$ (1,186)	$ (2,856)
Transfers of loans to other real estate owned	$ 72,597	$ 72,743	$ 168,002	$ 268,988

See accompanying notes.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – On January 9, 2002, Hometown Financial Services, Inc. (Hometown), a state of Washington business corporation, was formed for the purpose of becoming a holding company for Hometown National Bank (the Bank). The tax-free structural reorganization, through which Hometown became the holding company for the Bank, was completed under an Agreement and Plan of Exchange, whereby each of the issued and outstanding shares of the Bank's common stock was exchanged for one share of Hometown common stock.

The Bank is a nationally chartered institution authorized to provide banking services in the state of Washington, and commenced operations in May 2000. The Bank, operating from its headquarters in Longview, Washington, provides banking services to businesses and individuals located primarily in the Longview area. Both Hometown and the Bank are subject to the regulations of certain federal agencies and will undergo periodic examinations by those regulatory authorities.

Basis of presentation – The accompanying consolidated financial statements include the accounts of Hometown and its wholly-owned subsidiary, the Bank. Substantially all activity of Hometown is conducted through its subsidiary and all significant intercompany accounts and transactions have been eliminated in the preparation of the consolidated financial statements.

The accompanying unaudited interim balance sheet as of June 30, 2005, the statements of income and comprehensive income, and statements of cash flows for the six months ended June 30, 2005 and 2004, and the statement of shareholders' equity for the six months ended June 30, 2005 are unaudited. These unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company's management, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments consisting of normal recurring adjustments necessary for the fair presentation of the Company's balance sheet, results of operations and its cash flows for the six months ended June 30, 2005 and 2004. The results for the six months ended June 30, 2005 are not necessarily indicative of the results to be expected for the year ending December 31, 2005.

Management's estimates and assumptions – The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and reporting practices applicable to the banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet, and revenues and expenses during the reporting period. The most significant estimations or assumptions made by management relate to the adequacy of the allowance for loan losses and the valuation of other real estate owned. Management believes the assumptions used in arriving at these estimates are appropriate. Actual results could differ from those estimates.

Cash and cash equivalents – For purposes of reporting cash flows, cash and cash equivalents include cash, interest-bearing deposits with correspondent banks with original maturities of 90 days or less, and federal funds sold. Federal funds sold represent excess cash funds that are generally invested on a daily basis.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Investment securities – The Bank is required to specifically identify its investment securities as "available-for-sale," "held-to-maturity," or "trading accounts." Accordingly, management has determined that all investment securities held at December 31, 2004 and 2003, are either "available-for-sale" or "held-to-maturity" and conform to the following accounting policies:

Securities available-for-sale – Available-for-sale securities consist of bonds, notes, debentures, and certain equity securities not classified as held-to-maturity securities. Securities are generally classified as available-for-sale if the instrument may be sold in response to such factors as: (1) changes in market interest rates and related changes in prepayment risk, (2) needs for liquidity, (3) changes in the availability of and the yield on alternative instruments, and (4) changes in funding sources and terms. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Unrealized holding gains and losses, net of taxes, on available-for-sale securities are reported as a net amount in a separate component of equity until realized. Fair values for these investment securities are based on quoted market prices.

Securities held-to-maturity – Held-to-maturity securities are bonds, notes, and debentures for which the Bank has the intent and ability to hold to maturity. These investment securities are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Fair values for investment securities are based on quoted market prices.

Investments with fair values that are less than amortized cost are considered impaired. Impairment may result from either a decline in the financial condition of the issuing entity or, in the case of fixed rate investments, from rising interest rates. At each financial statement date, management assesses each investment to determine if impaired investments are temporarily impaired or if the impairment is other-than-temporary based upon the positive and negative evidence available. Evidence evaluated includes, but is not limited to, industry analyst reports, credit market conditions, and interest rate trends. If negative evidence outweighs positive evidence that the carrying amount is recoverable within a reasonable period of time, the impairment is deemed to be other-than-temporary and the security is written down in the period in which such determination is made. Such write-downs would be included in earnings as realized losses.

Restricted equity securities – The Bank's investment in Federal Home Loan Bank (FHLB) stock and Federal Reserve Bank (FRB) stock are restricted equity investments carried at par value, which approximates fair value. As a member of the Federal Reserve system, the Bank is required to maintain minimum investments in FRB stock. The Bank's equity investments in FRB stock are restricted equity securities since ownership of these instruments is restricted and they do not have an active market.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

As a member of the FHLB system, the Bank is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding mortgages, total assets, or FHLB advances. At December 31, 2004, the Bank met its minimum required investment. The Bank may request redemption at par value of any FHLB stock in excess of the minimum required investment. Stock redemptions are at the discretion of the FHLB.

Loans, net of allowance for loan losses and unearned income – Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses and unearned income. Interest on loans is calculated using the simple-interest method on daily balances of the principal amount outstanding. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment to the yield of the related loan.

The allowance for loan losses is established through a provision for loan losses charged to expenses. Loans are charged against the allowance for loan losses when management believes that the collectibility of principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. Various regulatory agencies, as a regular part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgment of information available to them at the time of examinations.

Impaired loans are carried at the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's market price, or the fair value of the collateral if the loan is collateral dependent. Accrual of interest is discontinued on impaired loans when management believes, after considering economic and business conditions, collection efforts, and collateral position, that the borrower's financial condition is such that collection of interest is doubtful. When the accrual of interest is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

Furniture, equipment, and leasehold improvements – Furniture, equipment, leasehold improvements, and equipment under capital lease are recorded at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the expected useful lives of the assets, ranging from three to ten years. Amortization of leasehold improvements is computed using the straight-line method over the related lease term or life of the assets, whichever is shorter. The costs of maintenance and repairs are expensed as they are incurred, while major expenditures for renewals and betterments are capitalized.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Other real estate owned – Other real estate owned, acquired through foreclosure or deeds in lieu of foreclosure, is carried at the lower of cost or estimated net realizable value. When property is acquired, any excess of the loan balance over its estimated net realizable value is charged to the allowance for loan losses. Subsequent write-downs to net realizable value, if any, or any disposition gains or loses are included in noninterest income and expense. At December 31, 2004 and 2003, the Bank held $166,720 and $268,988, respectively, in other real estate owned.

Advertising – The Bank expenses advertising costs as they are incurred. Advertising costs were $17,767 and $14,667 for the years ended December 31, 2004 and 2003, respectively.

Income taxes – Deferred income tax assets and liabilities are determined based on the tax effects of the differences between the book and tax bases of various balance sheet assets and liabilities. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Earnings per share of common stock – Basic earnings per share is computed by dividing net income available to stockholders by the weighted average number of common shares outstanding during the period, after giving retroactive effect to stock dividends and splits. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued. Included in the denominator is the dilutive effect of stock options computed under the treasury stock method.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Stock options – Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Bank has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation cost has been recognized for its stock option plan. Had compensation for the Bank's stock option plan been determined consistent with the fair value-based method at the grant dates for awards under the plan, net income for the years ending December 31, 2004 and 2003, would approximate the pro forma amounts below.

	2004	2003
Net income, as reported	$ 266,565	$ 389,904
Deduct total stock-based employee compensation expense determined under fair value-based methods for all awards, net of related tax effects	(3,202)	(7,583)
Pro forma net income	$ 263,363	$ 382,321
Earnings per share:		
Basic – as reported	$ 1.76	$ 2.59
Basic – pro forma	$ 1.74	$ 2.54
Diluted – as reported	$ 1.69	$ 2.50
Diluted – pro forma	$ 1.67	$ 2.45

The fair value of options vesting in 2004 and 2003 was determined using the following assumptions at the date of grant: dividend yield and expected volatility of 0%, risk-free interest rate of 5.11%, and expected lives of six years. There were no stock options granted in 2004 or 2003.

The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. Additional grants in future years are anticipated.

Off-balance sheet financial instruments – The Bank holds no derivative financial instruments. However, in the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. These financial instruments are recorded in the consolidated financial statements when they are funded or related fees are incurred or received.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Recently issued accounting standards – In December 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123(R), "Share-Based Payment." This statement replaces existing requirements under SFAS No. 123 and eliminates the ability to account for share-based compensation transactions under APB Opinion No. 25. SFAS No. 123(R) requires stock-based transactions to be recognized as compensation expense in the income statement based on their fair values at the date of grant. The fair value should be estimated using option pricing models such as the Black-Scholes model or a binomial model. This statement is effective in 2006. At this time, Hometown does not believe the future impact on earnings to be a great extent different than what has historically been reported as the pro forma effect in Note 1. The impact to operating and financing cash flows is not considered to be material to the consolidated financial statements.

In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 03-3 (SOP 03-3), "Accounting for Certain Loans or Debt Securities Acquired in a Transfer," which addresses the accounting for certain loans acquired in a transfer when it is probable, at acquisition, that the investor will be unable to collect all contractually required payments receivable. SOP 03-3 is to be applied prospectively, effective for loans acquired in years beginning after December 15, 2004. SOP 03-3 requires acquired loans with evidence of credit deterioration to be recorded at fair value and prohibits recording any valuation allowance related to such loans at the time of purchase. This SOP limits the yield that may be accreted on such loans to the excess of the investor's estimated cash flows over its initial investment in the loan. The excess of contractual cash flows over cash flows expected to be collected is not to be recognized as an adjustment of yield. Subsequent increases in cash flows expected to be collected are recognized prospectively through adjustment of the loan's yield over its remaining life. Decreases in cash flows expected to be collected are recognized as impairment. Loans carried at fair value, mortgage loans held-for-sale, and loans to borrowers in good standing under revolving credit agreements are excluded from the scope of SOP 03-3. Hometown's management does not expect the application of the provisions of this statement of position to have a material impact on Hometown's consolidated financial statements.

In March 2004, the FASB ratified the consensuses reached by the Emerging Issues Task Force (EITF) regarding Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments." Issue 03-1 provides guidance on recognition and measurement of other-than-temporary impairment and its application to certain investments, including all debt securities and equity securities that are subject to the scope of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

On September 30, 2004, the FASB issued a proposed Board-directed Staff Position, FSP EITF Issue 03-1-a, Implementation Guidance for the Application of Paragraph 16 of EITF Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." The proposed FSP will provide implementation guidance with respect to debt securities that are impaired solely due to interest rates and/or sector spreads and analyzed for other-than-temporary impairment under paragraph 16 of Issue 03-1. The Board has delayed the effective date to provide further implementation guidance. This delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The delay of the effective date for paragraphs 10 through 20 of Issue 03-1 will be superseded concurrent with the final issuance of FSP EITF Issue 03-10-a. The Bank's management, however, does not expect implementation of this staff position will have a material effect on the consolidated financial statements.

In June 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement establishes standards regarding classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It requires financial instruments within the scope of this statement to be classified as liabilities (or assets, in some circumstances). Many of these financial instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. For financial instruments created before the issuance date of this statement and still existing at the beginning of the interim period of adoption, transition is achieved by reporting the cumulative effective of a change in an accounting principle by initially measuring the financial instruments at fair value. In November 2003, the FASB deferred the effective date of SFAS No. 150 for mandatorily redeemable financial instruments issued by nonpublic entities that are not Securities and Exchange Commission registrants, as follows: (a) for instruments that are mandatorily redeemable at fixed rates for amounts that either are fixed or are determined by reference to specified indices, the classification, measurement, and disclosure provisions of SFAS No. 150 shall be effective for fiscal periods beginning after December 15, 2004, or (b) for all other financial instruments that are mandatorily redeemable, the classification, measurement, and disclosure provisions of SFAS No. 150 are deferred indefinitely pending further FASB action. During that indefinite deferral, the FASB plans to reconsider implementation issues and, perhaps, classification or measurement guidance for those instruments. Hometown's management does not expect that the application of the provisions of this statement will have a material impact on Hometown's consolidated financial statements.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." This interpretation clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," and requires existing unconsolidated variable interest entities (VIEs) to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. This interpretation explains how to identify VIEs and how an enterprise assesses its interest in a VIE to decide whether to consolidate that entity. In December 2003, the FASB made revisions and delayed implementation of certain provisions of FIN 46. As a nonpublic entity, Hometown is now required to apply FIN 46 immediately to all unconsolidated VIEs created after December 31, 2003, and to all remaining VIEs no later than the first annual period beginning after December 15, 2004. VIEs for this provision are expected to include entities whose activities are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements. Management does not anticipate adoption of the interpretation will have a material effect on the financial condition or results of operations of Hometown.

NOTE 2 – INVESTMENT SECURITIES

The amortized cost and estimated fair values of available-for-sale and held-to-maturity investment securities at December 31, 2004 and 2003, are summarized as follows:

	2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held-to-maturity:				
Obligations of U.S. government agencies	$ 2,326,475	$ 10,158	$ (14,296)	$ 2,322,337

NOTE 2 – INVESTMENT SECURITIES – (continued)

	2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-sale:				
Obligations of U.S. government agencies	$ 250,000	$ 1,797	$ -	$ 251,797
Held-to-maturity:				
Obligations of U.S. government agencies	$ 2,753,369	$ 15,778	$ (741)	$ 2,768,406

Certain investment securities shown above currently have fair values less than amortized cost and, therefore, contain unrealized losses. Hometown has evaluated these securities and has determined that the decline in value is temporary and is related to the change in market interest rates since purchase. The decline in value is not related to any company or industry specific event. At December 31, 2004, there were four investment securities with unrealized losses. The Bank anticipates full recovery of amortized cost with respect to these securities at maturity or sooner in the event of a more favorable market interest rate environment.

The following table presents the fair value and gross unrealized losses of investment securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004:

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of U.S. Government agencies	$ 740,004	$ (10,080)	$ 350,784	$ (4,216)	$1,090,788	$ (14,296)

As required by law, securities with a carrying value of $1,605,000 and $500,000 at December 31, 2004 and 2003, respectively, were held to secure public deposits held by the Bank.

NOTE 2 – INVESTMENT SECURITIES – (continued)

The amortized cost and estimated fair value of held-to-maturity investment securities at December 31, 2004, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers could have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Held-to-maturity:		
Due after one year through five years	$ 2,326,475	$ 2,322,337

NOTE 3 – LOANS, NET OF ALLOWANCE FOR LOAN LOSSES AND UNEARNED INCOME

The loan portfolio consists of the following:

	2004	2003
Real estate loans	$30,405,610	$23,165,885
Commercial loans	5,556,527	4,507,992
Consumer loans	678,501	517,018
Overdrafts	1,198	4,491
	36,641,836	28,195,386
Less allowance for loan losses	(508,000)	(302,000)
Unearned income	(183,495)	(101,938)
Loans, net of allowance for loan losses and unearned income	$35,950,341	$27,791,448

As of December 31, 2004 and 2003, the Bank's recorded investment in impaired loans was $564,206 and $109,191, respectively. The average recorded investment in impaired loans during 2004 and 2003 was $397,394 and $414,061, respectively. The specific reserve related to impaired loans was $43,370 and $16,379 at December 31, 2004 and 2003, respectively. Had the impaired loans performed according to their original terms, additional interest income of $30,770 and $7,896 would have been recognized in 2004 and 2003, respectively.

NOTE 3 – LOANS, NET OF ALLOWANCE FOR LOAN LOSSES AND UNEARNED INCOME – (continued)

Changes in the allowance for loan losses were as follows:

	2004	2003
BALANCE, beginning of year	$ 302,000	$ 268,000
Provision for loan losses	248,100	72,308
Losses	(52,170)	(41,308)
Recoveries	10,070	3,000
BALANCE, end of year	$ 508,000	$ 302,000

NOTE 4 – FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

The composition of furniture, equipment, and leasehold improvements is summarized as follows:

	2004	2003
Capitalized leases	$ 126,326	$ 126,326
Furniture and equipment	139,840	119,606
Leasehold improvements	40,233	40,233
Total furniture, equipment, and leasehold improvements	306,399	286,165
Less accumulated depreciation and amortization	(249,963)	(190,986)
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization	$ 56,436	$ 95,179

Depreciation and amortization expense was $60,527 and $56,636 for the years ended December 31, 2004 and 2003, respectively.

NOTE 5 – TIME DEPOSITS

Time certificates of deposit of $100,000 and over aggregated $11,284,880 and $9,381,721 at December 31, 2004 and 2003, respectively.

NOTE 5 – TIME DEPOSITS – (continued)

At December 31, 2004, the scheduled maturities for all time deposits are as follows:

Years ending December 31,	2005	$ 16,734,590
	2006	4,721,514
	2007	1,252,940
	2008	2,391,682
	2009	3,243,843
		$ 28,344,569

NOTE 6 – LINES OF CREDIT AND BORROWED FUNDS

The Bank has federal funds lines of credit agreements with two financial institutions as of December 31, 2004 and 2003. The maximum borrowings available under these lines totaled $1,775,000 at December 31, 2004. Neither line of credit had an outstanding balance at December 31, 2004 or 2003.

NOTE 7 – SUBORDINATED DEBENTURES

During 2002, Hometown's Board of Directors approved a private offering for $400,000 of subordinated debentures, due September 15, 2007, with quarterly interest payable at the Wall Street Journal prime rate plus 1%. The debentures were offered as a source of additional funding for Hometown and as a means to increase regulatory capital for the Bank. The debentures were purchased by members of the Board of Directors and third parties affiliated with Hometown's Board members. During December 2004, an additional offering for $125,000 of subordinated debentures was completed. These debentures are also due September 15, 2007, with quarterly interest payable at the Wall Street Journal prime rate plus 1%.

Interest expense on subordinated debentures totaled $21,328 and $21,000 for the years ended December 31, 2004 and 2003, respectively.

NOTE 8 – INCOME TAXES

Income tax expense consists of the following:

	2004	2003
Current tax expense	$ 101,670	$ -
Deferred tax expense	24,217	210,304
Income tax expense	$ 125,887	$ 210,304

As of December 31, 2004, Hometown had utilized all of its remaining net operating loss carryforwards and had available unamortized preopening expenses, capitalized for tax purposes, of approximately $64,000. The preopening expenses are being amortized and deducted for tax purposes over a 60-month period.

Deferred income taxes represent the tax effect of differences in timing between financial income and taxable income. The net deferred tax benefits in the accompanying consolidated balance sheets include the following components:

	2004	2003
Deferred tax assets:		
Net operating loss carryforward	$ -	$ 98,122
Unamortized preopening expenses	21,923	60,869
Loan loss reserve	108,214	25,565
Charitable contributions	-	2,641
Total deferred tax assets	130,137	187,197
Deferred tax liabilities:		
Accrual to cash adjustment	(33,133)	(41,946)
Accumulated depreciation	(9,673)	(19,922)
FHLB stock dividend	(7,637)	(5,400)
Deferred loan fees	(1,907)	(17,925)
Total deferred tax liabilities	(52,350)	(85,193)
Net deferred tax assets	$ 77,787	$ 102,004

Management believes that it is more likely than not that Hometown's deferred tax assets will be realized in the future by offsetting future taxable income with reversing taxable differences and through anticipated future operating income.

NOTE 9 – TRANSACTIONS WITH RELATED PARTIES

Certain directors, executive officers, and principal stockholders are customers of and have had banking transactions with the Bank in the ordinary course of business, and the Bank expects to have such transactions in the future. Management believes loans and commitments to loan included in such transactions are made in compliance with applicable laws on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons and, in the opinion of the management of the Bank, do not involve more than the normal risk of collection or present any other unfavorable features. The amount of loans outstanding to directors, executive officers, principal stockholders, and companies with which they are associated was as follows:

	2004	2003
BALANCE, beginning of year	$ 1,254,763	$ 1,243,776
Loans made	3,561,771	202,636
Loans repaid	(2,374,418)	(191,649)
BALANCE, end of year	$ 2,442,116	$ 1,254,763

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business to meet the financing needs of its customers, the Bank is a party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and the issuance of letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit written is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to customers, as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing properties.

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK – (continued)

Letters of credit written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds cash, marketable securities, or real estate as collateral supporting those commitments for which collateral is deemed necessary.

A summary of the notional amounts of the Bank's financial instruments with off-balance sheet risk at December 31, 2004, are as follows:

Commitments to extend credit	$ 5,244,665

NOTE 11 – CONCENTRATIONS OF CREDIT RISK

A majority of the Bank's loans and commitments have been granted to customers in the Bank's market area. The distribution of commitments to extend credit approximates the distribution of loans outstanding. The majority of such customers are also depositors of the Bank. Concentrations of credit by type of loan are set forth in Note 3. The Bank's loan policies do not allow the extension of credit to any single borrower or group of related borrowers in excess of 15% of the Bank's capital.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

The Bank leased its building in Longview, Washington, under an operating lease agreement which expired on August 31, 2004. Subsequently, the Bank has been leasing the building on a month-to-month basis. The building is owned by members of the Board of Directors.

Rent expense was $87,030 and $85,619 for the years ended December 31, 2004 and 2003, respectively.

NOTE 13 – EMPLOYEE BENEFITS

Employment agreements – In 2000, the Bank entered into five-year employment agreements with the chief executive officer and the former president/chief lending officer. During 2003, the former president/chief lending officer resigned from his position at the Bank, terminating the employment agreement. The remaining agreement provides the chief executive officer with compensation and other customary benefits of the Bank. If the executive's employment is terminated under certain conditions as provided in the contract, he is entitled to receive a six-month salary and other benefits from the effective date of termination. At current compensation levels, the Bank would be required to make minimum monthly salary payments of approximately $4,600, pursuant to the termination provision of the chief executive officer's agreement.

In addition, Hometown's agreement with its chief executive officer provides for 48 months of consulting services when his employment agreement expires. The consulting arrangement requires monthly payments of $2,083 for 48 months from the date that it commences.

Stock-based compensation – Hometown has reserved and granted 30,000 shares of its common stock for issuance under a stock option plan approved by its stockholders for key employees, officers, and directors. The exercise price for each option is $20 per share. The options vest over five years and expire ten years after the effective date of grant. The following summarizes options outstanding under this plan as of December 31:

	2004	2003
BALANCE, beginning of year	30,000	30,000
Exercised	(1,500)	-
BALANCE, end of year	28,500	30,000
Options exercisable, end of year	22,500	18,000

NOTE 14 – REGULATORY MATTERS

Hometown and the Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on a bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, banks must meet specific capital guidelines that involve quantitative measures of the bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by regulators about components, risk weightings, and other factors.

NOTE 14 – REGULATORY MATTERS – (continued)

Quantitative measures established by regulation to ensure capital adequacy require Hometown and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes, as of December 31, 2004, that Hometown and the Bank meet all capital adequacy requirements to which they are subject.

As of the most recent notifications from its regulatory agencies, the Bank was categorized as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the Bank must maintain minimum total risk-based capital, Tier 1 risk-based capital, and Tier 1 leverage capital ratios as set forth in the following table. There are no conditions or events since that notification that management believes may have changed the Bank's category.

The following table presents selected capital information for Hometown and the Bank as of December 31, 2004 and 2003:

	Actual		Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(in thousands)						
December 31, 2004						
Total capital to risk-weighted assets:						
Hometown Financial Services, Inc.	$3,452	11.7%	$2,370	≥8.0%	N/A	N/A
Hometown National Bank	$3,794	12.8%	$2,370	≥8.0%	$2,962	≥10.0%
Tier 1 capital to risk-weighted assets:						
Hometown Financial Services, Inc.	$3,090	10.4%	$1,185	≥4.0%	N/A	N/A
Hometown National Bank	$3,432	11.6%	$1,185	≥4.0%	$1,777	≥6.0%
Tier 1 capital to average assets:						
Hometown Financial Services, Inc.	$3,090	8.2%	$1,513	≥4.0%	N/A	N/A
Hometown National Bank	$3,432	9.1%	$1,513	≥4.0%	$1,891	≥5.0%

NOTE 14 – REGULATORY MATTERS – (continued)

	Actual		Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(in thousands)						
December 31, 2003						
Total capital to risk-weighted assets:						
Hometown Financial Services, Inc.	$3,091	12.3%	$2,006	≥8.0%	N/A	N/A
Hometown National Bank	$3,456	13.8%	$2,006	≥8.0%	$2,508	≥10.0 %
Tier 1 capital to risk-weighted assets:						
Hometown Financial Services, Inc.	$2,789	11.1%	$1,003	≥4.0%	N/A	N/A
Hometown National Bank	$3,154	12.6%	$1,003	≥4.0%	$1,505	≥6.0%
Tier 1 capital to average assets:						
Hometown Financial Services, Inc.	$2,789	8.5%	$1,315	≥4.0%	N/A	N/A
Hometown National Bank	$3,154	9.6%	$1,315	≥4.0%	$1,644	≥5.0%

NOTE 15 – SUBSEQUENT EVENT

On March 16, 2005, the Bank entered into a Formal Agreement with the Office of the Comptroller of the Currency (the OCC). Under this Agreement, the Bank is required to remain in compliance with certain articles provided in the Agreement. Provisions contained within the Agreement include maintaining minimum capital ratios, monitoring criticized assets, and resolving credit and collateral exceptions identified by the OCC.

SIGNATURES

The issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Longview, State of Washington, on September , 2005.

HOMETOWN FINANCIAL SERVICES, INC.

By: ______________________
Paul J. Thielen, President and Chief Executive Officer

Each person whose signature appears below hereby constitutes Paul J. Thielen and Helen M. Smith, and each of them, with full power to act alone without the other, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Offering Statement, and to file the same with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to fully to all intents as he or she might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes or resubstitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of Regulation A, Offering statement has been signed by the following persons in the capacities indicated on September __, 2005.

Signature	Capacity
Paul J. Thielen	President, Chief Executive Officer and Director (Principal Executive Officer)
Merl Plummer	Chief Financial Officer (Principal Financial and Accounting Officer)
Clayton J. Bartness, D.C.	Director

Ray E. Caldwell	Director
Dan I. Carlson	Director
Terry Hollinger	Director
James E. Hulbert, M.D.	Chairman of the Board
Jefffey P. Rauth	Director
David H. Taylor	Director
Steve R. Waite	Director

PART III
EXHIBITS

Item 1. **Index to Exhibits**

Item 2. **Description of Exhibits**

The following is a list and description of the exhibits filed as part of this Form 1-A Offering Statement.

EXHIBIT INDEX

Exhibit Number	Description
2.1	Articles of Incorporation of HomeTown Financial Services, Inc.
2.2	Bylaws of HomeTown Financial Services, Inc.
3.1	Form of Subordinated Debenture
4.1	Form of Subscription Agreement
6.1	First Amended and Restated 2000 Stock Incentive Plan
6.2	Form of Stock Incentive Plan Option Agreement
6.3	Form of Stock Incentive Plan Restricted Stock Award Agreement
6.4	Paul J. Thielen Employment Agreement
6.5	Helen M. Smith Employment Agreement
6.6	Lease Agreement, dated July 1, 2005
8.1	Articles of Association of HomeTown National Bank
8.2	Bylaws of HomeTown National Bank
10.1	Consent of Independent Registered Public Accounting Firm
10.2	Consent of Legal Counsel (included in legal opinion - filed as Exhibit 11.1)
11.1	Opinion of Graham & Dunn PC regarding legality of the securities covered by the Offering Statement

Exhibit 2.1

ARTICLES OF INCORPORATION

HomeTown Financial Services, Inc.

ARTICLE I
NAME

The name of this corporation shall be HomeTown Financial Services, Inc.

ARTICLE II
MAIN OFFICE

The main office of the corporation shall be located at 970 14th Avenue, Longview, Cowlitz County, Washington 98632. The general business of the corporation shall be conducted at its main office and its branches.

ARTICLE III
REGISTERED AGENT

The name and address of the Incorporator and Registered Agent of the Corporation is: Rollie M. Hutton, 970 14th Avenue, Longview, Washington 98632.

ARTICLE IV
CAPITALIZATION

The authorized amount of capital stock of this corporation shall be Seven Hundred Fifty Thousand (750,000) shares of common stock of the par value of ten dollars ($10.00) each; but the capital stock may be increased or decreased from time to time, according to the provisions of the laws of the State of Washington.

ARTICLE V
SHARES AND SHAREHOLDERS

5.1 Preemptive Rights. No holder of shares of the capital stock of any class of the corporation shall have any preemptive or preferential right of subscription to any shares of any class of stock of the corporation, whether now or hereafter authorized, or to any obligations convertible into stock of the corporation, issued, or sold, nor any right of subscription to any thereof other than such, if any, as the board of directors, in its discretion may from time to time determine and at such price as the board of directors may from time to time fix.

5.2 Voting. Unless otherwise specified in the Articles of Incorporation or required by law, (1) all matters requiring shareholder action, including amendments to the Articles of Incorporation, must be approved by shareholders owning a majority voting interest in the outstanding voting stock, and (2) each shareholder shall be entitled to one vote per share.

Unless otherwise specified in the Articles of Incorporation or required by law, all shares of voting stock shall be voted together as a class, on any matters requiring shareholder approval. If a proposed amendment would affect two or more classes or series in the same or a substantially similar way, all the classes or series so affected, must vote together as a single voting group on the proposed amendment.

The common stock shall have unlimited voting rights, and the holders thereof are entitled to receive the net assets of the corporation upon dissolution.

5.3. Share Dividends. Shares of one class or series may be issued as a dividend for shares of the same class or series on a pro rata basis and without consideration. Unless otherwise provided by the board of directors, the record date for determining shareholders entitled to a share dividend shall be the date authorized by the board of directors for the share dividend.

5.4. Fractional Shares. If a shareholder is entitled to fractional shares pursuant to a stock dividend, consolidation or merger, reverse stock split or otherwise, the corporation may: (a) issue fractional shares; (b) in lieu of the issuance of fractional shares, issue script, or warrants entitling the holder to receive a full share upon surrendering enough script or warrant to equal a full share; (c) if there is an established and active market in the corporation's stock, make reasonable arrangements to allow the shareholder to realize a fair price through sale of the fraction, or purchase of the additional fraction required for a full share; (d) remit the cash equivalent of the fraction to the shareholder; or (e) sell full shares representing all the fractions at public auction or to the highest bidder after having solicited and received sealed bids from at least three licensed stock brokers; and distribute the proceeds pro rata to shareholders who otherwise would be entitled to the fractional shares. The holder of a fractional share is entitled to exercise the rights of a shareholder, including the right to vote, to receive dividends, and to participate in the assets of the corporation upon liquidation, in proportion to the fractional interest. The holder of script or warrants is not entitled to any of these rights, unless the script or warrants explicitly provide for such rights. The script or warrants may be subject to such additional conditions as: (1) that the script or warrants will become void if not exchanged for full shares before a specified date; and (2) that the shares for which the script or warrants are exchangeable may be sold at the option of the corporation and the proceeds paid to scriptholders.

5.5. Debt. The corporation, at any time and from time to time, may authorize and issue debt obligations, whether or not subordinated, without the approval of the shareholders. Obligations classified as debt, whether or not subordinated, which may be issued by the corporation without the approval of shareholders, shall not carry voting rights on any issue, including an increase or decrease in the aggregate number of the securities, or the exchange or reclassification of all or part of securities into securities of another class or series.

ARTICLE VI
BOARD OF DIRECTORS

6.1 Number. The board of directors of this corporation shall consist of not less than five (5) nor more than twenty-five (25) persons, the exact number to be fixed and determined from time to time by resolution of a majority of the full board of directors or by resolution of a majority of the shareholders at any annual or special meeting thereof. Each director shall own common or preferred stock of the corporation, with either an aggregate par, fair market, or equity value of $1,000. Determination of these values may be based as of either (i) the date of purchase, or (ii) the date the person became a director, whichever value is greater. Any combination of common or preferred stock of the corporation may be used.

6.2 Vacancies. Any vacancy in the board of directors may be filled by action of a majority of the remaining directors between meetings of shareholders. The board of directors may not increase the number of directors between meetings of shareholders to a number which (1) exceeds by more than two the number of directors last elected by shareholders when the number was 15 or less; or (2) exceeds by more than four the number of directors last elected by shareholders where the number was 16 or more, but in no event shall the number of directors exceed 25.

6.3 Terms. Terms of directors, including directors selected to fill vacancies, shall expire at the next regular meeting of shareholders at which directors are elected, unless they resign or are removed from office. Despite the expiration of a director's term, the director shall continue to serve until his or her successor is elected and qualifies or until there is a decrease in the number of directors and his or her position is eliminated.

6.4 Advisory Members. Honorary or advisory members of the board of directors, without voting power or power of final decision in matters concerning the business of the corporation, may be appointed by resolution of a majority of the full board of directors, or by resolution of shareholders at any annual or special meeting. Honorary or advisory directors shall not be counted to determine the number of directors of the corporation or the presence of a quorum for any board action, and shall not be required to own qualifying shares.

6.5 Nominations for Directors. Nominations for election to the board of directors may be made by the board of directors or by any stockholder of any outstanding class of capital stock of the corporation entitled to vote for election of directors. Nominations other than those made by or on behalf of the existing management shall be made in writing and be delivered or mailed to the president of the corporation no less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors; provided, however, that if less than 21 days notice of the meeting is given to shareholders, such nominations shall be mailed or delivered to the president of the corporation no later than the close of business on the seventh day following the day on which notice of the meeting was mailed. Such notification shall contain the following information to the extent known to the notifying shareholder:

(1) The name and address of each proposed nominee.

(2) The principal occupation of each proposed nominee.

(3) The total number of shares of capital stock of the corporation that will be voted for each proposed nominee.

(4) The name and residence address of the notifying shareholder.

(5) The number of shares of capital stock of the corporation owned by the notifying shareholder.

Nominations not made in accordance herewith may, in his/her discretion, be disregarded by the chairperson of the meeting, and the vote tellers may disregard all votes cast for each such nominee. No bylaw may unreasonably restrict the nomination of directors by shareholders.

6.6. Resignation of Directors. A director may resign at any time by delivering written notice to the board of directors, its chairperson, or to the corporation, which resignation shall be effective when the notice is delivered unless the notice specifies a later effective date.

6.7. Removal of Directors. A director may be removed by shareholders at a meeting called to remove him or her, when notice of the meeting states that the purpose or one of the purposes is to remove him or her, if there is a failure to fulfill one of the affirmative requirements for qualification, or for cause, provided that, however, a director may not be removed if the number of votes sufficient to elect him or her under cumulative voting is voted against his or her removal.

6.8. Duties of Directors. The board of directors shall appoint one of its members president of the corporation and one of its members chairperson of the board and shall have the power to appoint one or more vice presidents, a secretary who shall keep minutes of the directors' and shareholders' meetings and be responsible for authenticating the records of the corporation, and such other officers and employees as may be required to transact the business of this corporation. A duly appointed officer may appoint one or more officers or assistant officers if authorized by the board of directors according to the Bylaws. The board of directors shall have the power to:

(1) Define the duties of the officers, employees, and agents of the corporation.

(2) Delegate the performance of its duties, but not the responsibility for its duties, to the officers, employees, and agents of the corporation.

(3) Fix the compensation and enter into employment contracts with its officers and employees upon reasonable terms and conditions consistent with applicable law.

(4) Dismiss officers and employees.

(5) Require bonds from officers and employees and to fix the penalty thereof.

(6) Ratify written policies authorized by the corporation's management or committees of the board.

(7) Regulate the manner in which any increase or decrease of the capital of the corporation shall be made, provided that nothing herein shall restrict the power of shareholders to increase or decrease the capital of the corporation according to law, and nothing shall raise or lower from two-thirds the percentage required for shareholder approval to increase or reduce the capital.

(8) Manage and administer the business and affairs of the corporation.

(9) Adopt initial Bylaws, not inconsistent with law or the Articles of Incorporation, for managing the business and regulating the affairs of the corporation.

(10) Amend or repeal the Bylaws, except to the extent that the Articles of Incorporation reserve this power in whole or in part to shareholders.

(11) Make contracts.

(12) Generally perform all acts that are legal for a board of directors to perform.

ARTICLE VII
SHAREHOLDER MEETINGS

7.1 Time and Notice. There shall be an annual meeting of the shareholders to elect directors and transact whatever other business may be brought before the meeting. It shall be held at the main office or any other convenient place the board of directors may designate, on the day of each year specified therefore in the Bylaws, or if that day falls on a legal holiday in the state in which the corporation is located, on the next following banking day. If no election is held on the day fixed or in the event of a legal holiday on the following banking day, an election may be held on any subsequent day within 60 days of the day fixed, to be designated by the board of directors, or, if the directors fail to fix the day, by shareholders representing two-thirds of the shares issued and outstanding. In all cases at least 10 days advance notice of the meeting shall be given to the shareholders by first class mail.

7.2. Record Date. Unless otherwise provided in the Bylaws, the record date for determining shareholders entitled to notice of and to vote at any meeting is the close of business on the day before the first notice is mailed or otherwise sent to the shareholders, provided that in no event may a record date be more than 70 days before the meeting.

7.3 Voting. In all elections of directors, the number of votes cast by each common shareholder will be determined by multiplying the number of shares he or she owns by the number of directors to be elected. Those votes may be cumulated and cast for a single candidate or may be distributed among two or more candidates in the manner selected by the shareholder. If, after the first ballot, subsequent ballots are necessary to elect directors, a shareholder may not vote shares that he or she has already fully cumulated and voted in favor of a successful candidate. On all other questions, each common shareholder shall be entitled to one vote for each share of stock held by him or her.

7.4. Special Meetings. The board of directors of the corporation, or any one or more shareholders owning, in the aggregate, not less than twenty-five percent (25%) of the stock of the corporation, may call a special meeting of shareholders at any time. Unless otherwise provided by the Bylaws or the laws of the State of Washington, or waived by shareholders, a notice of the time, place, and purpose of every annual and special meeting of the shareholders shall be given by first-class mail, postage prepaid, mailed at least 10, and no more than 60 days prior to the date of the meeting to each shareholder of record at his/her address as shown upon the books of the corporation. Unless otherwise provided by the Bylaws, any action requiring approval of shareholders must be affected at a duly called annual or special meeting.

ARTICLE VIII
CORPORATE EXISTENCE

The corporate existence of this corporation shall continue until termination according to the laws of the State of Washington.

ARTICLE IX
INDEMNIFICATION

The corporation may indemnify its officers, directors and its "institution-affiliated parties" (as defined in 12 U.S.C. 1813(u)) to the maximum extent allowable under the Washington General Corporation Law.

If not inconsistent with Washington law, the corporation may make or agree to make indemnification payments to an institution-affiliated party, as defined at 12 U.S.C. 1813(u), for an administrative proceeding or civil action initiated by any federal banking agency, that are reasonable and consistent with the requirements of 12 U.S.C. 1828(k) and the implementing regulations thereunder.

The corporation may indemnify each director, officer and employee, and to the extent approved by the board of directors of the corporation, any other institution-affiliated party, as defined at 12 U.S.C. 1813(u), for damages and expenses, including the advancement of expenses and legal fees, in cases involving an administrative proceeding or civil action not initiated by a federal banking agency, in accordance with applicable corporate law, provided such payments are consistent with safe and sound banking practices.

The corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the corporation would have had the power to indemnify such person against such expense, liability or loss under applicable law; provided, however, that no such insurance shall protect directors, officers or employees against any expense, liability, or loss caused by the issuance of a formal order by an appropriate bank regulatory agency assessing civil money penalties against a bank director or employee.

ARTICLE X
AMENDMENT

These Articles of Incorporation may be amended at any regular or special meeting of the shareholders by the affirmative vote of the holders of a majority of the stock of this corporation, unless the vote of the holders of a greater amount of stock is required by law, and in that case by the vote of the holders of such greater amount. The corporation's board of directors may propose one or more amendments to the Articles of Incorporation for submission to the shareholders.

ARTICLE XI
CONSIDERATION OF NON-MONETARY FACTORS

The board of directors of the corporation, when evaluating any offer of another party to (a) make a tender or exchange for any equity security of the corporation, (b) merge or consolidate the corporation with another corporation, or (c) purchase or otherwise acquire all or substantially all of the properties and assets of the corporation, will, in connection with the exercise of its judgment in determining what is in the best interests of the corporation and its stockholders, give due consideration to all relevant factors, including without limitation the social and economic effects on the employees, customers, suppliers, and other constituents of the corporation and its subsidiaries and on the communities in which the corporation and its subsidiaries operate or are located.

This document is hereby executed under penalties of perjury, and is, to the best of my knowledge, true and correct.

Dated: _____________, 2001

____
Rollie M. Hutton, Incorporator

Exhibit 2.2

HOMETOWN FINANCIAL SERVICES, INC.
By-Laws

BOD Approval 4-27-05

ARTICLE I.

Meetings of Shareholders

Section 1.1. Annual Meeting. The regular Annual Meeting of the shareholders to elect directors and transact whatever other business may properly come before the meeting, shall be held at the main office of the corporation at 970 14th Avenue, Longview, Washington, or such other place as the Board of Directors may designate, at 6:00 p.m. o'clock, on the first Monday of February of each year, or on any other date that the Board of Directors may designate. Notice of the meeting shall be mailed by first class mail, postage prepaid, at least 10 days and no more than 60 days prior to the date thereof, addressed to each shareholder at his/her address appearing on the books of the corporation. If, for any cause, an election of directors is not made at the Annual Meeting, or in the event of a legal holiday, on the next following banking day, an election may be held on any subsequent day within 60 days of the date fixed, to be designated by the Board of Directors, or, if the directors fail to fix the date, by shareholders representing two-thirds of the shares.

Section 1.2. Special Meetings. Except as otherwise specifically provided by statute, special meetings of the shareholders may be called for any purpose at any time by the Board of Directors or by any one or more shareholders owning, in the aggregate, not less than 25 percent of the stock of the corporation. Every such special meeting, unless otherwise provided by law, shall be called by mailing, postage prepaid, not less than 10 days nor more than 60 days prior to the date fixed for the meeting, to each shareholder at the address appearing on the books of the corporation a notice stating the purpose of the meeting.

The Board of Directors may fix a record date for determining shareholders entitled to notice and to vote at any meeting, in reasonable proximity to the date of giving notice to the shareholders of such meeting, but in no event may a record date be more than 70 days before the meeting. The record date for determining shareholders entitled to demand a special meeting is the date the first shareholder signs a demand for the meeting describing the purpose or purposes for which it is to be held.

A special meeting may be called by shareholders or the Board of Directors to amend the Articles of Incorporation or Bylaws, whether or not such Bylaws may be amended by the Board in the absence of shareholder approval.

If an annual or special shareholders' meeting is adjourned to a different date, time, or place, notice need not be given of the new date, time or place, if the new date, time or place is announced at the meeting before adjournment, unless any additional items of business are to be considered, or the corporation becomes aware of an intervening event materially affecting any matter to be voted on more than 10 days prior to the date to which the meeting is adjourned. If a new record date for the adjourned meeting is fixed, however, notice of the adjourned meeting must be given to persons who are shareholders as of the new record date.

Section 1.3. Nominations of Directors. Nominations for election to the Board of Directors may be made by the Board of Directors or by any stockholder of any outstanding class of capital stock of the corporation entitled to vote for the election of directors. Nominations, other than those made by or on behalf of the existing management of the corporation, shall be made in writing and shall be delivered or mailed to the president of the corporation not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors, provided, however, if less than 21 days' notice of the meeting is given to shareholders, such nomination shall be mailed or delivered to the president of the corporation no later than the close of business on the seventh day following the day on which the notice of meeting was mailed. Such notification shall contain the following information to the extent known to the notifying shareholder:

(1) The name and address of each proposed nominee.

(2) The principal occupation of each proposed nominee.

(3) The total number of shares of capital stock of the corporation that will be voted for each proposed nominee.

(4) The name and residence address of the notifying shareholder.

(5) The number of shares of capital stock of the corporation owned by the notifying shareholder.

Nominations not made in accordance herewith may, in his/her discretion, be disregarded by the chairperson of the meeting, and upon his/her instructions, the vote tellers may disregard all votes cast for each such nominee.

Section 1.4. Proxies. Shareholders may vote at any meeting of the shareholders by proxies duly authorized in writing, but no officer or employee of this corporation shall act as proxy. Proxies shall be valid only for one meeting, to be specified therein, and any adjournments of such meeting. Proxies shall be dated and filed with the records of the meeting. Proxies with facsimile signatures may be used and unexecuted proxies may be counted upon receipt of a written confirmation from the shareholder. Proxies meeting the above requirements submitted at any time during a meeting shall be accepted.

Section 1.5. Quorum. A majority of the outstanding capital stock, represented in person or by proxy, shall constitute a quorum at any meeting of shareholders, unless otherwise provided by law, or by the shareholders or directors pursuant to section 9.2, but less than a quorum may adjourn any meeting, from time to time, and the meeting may be held, as adjourned, without further notice. A majority of the votes cast shall decide every question or matter submitted to the shareholders at any meeting, unless otherwise provided by law or by the Articles of Incorporation, or by the shareholders or directors pursuant to section 9.2.

Section 1.6. Actions Without a Meeting. Any actions required to be taken at shareholder meetings by the Bylaws of this corporation may be taken without a shareholder meeting and vote if consent in writing, setting forth the action so taken, is signed by all shareholders entitled to vote.

Section 1.7. Organization. At every meeting of the shareholders, the Chairman of the Board shall preside, or in the absence of such person, a Chairman chosen by a majority vote of the shareholders present in person or by proxy and entitled to vote thereat, shall act as Chairman. The Secretary of the corporation or an Acting Secretary appointed by the Chairman shall act as Secretary at all meetings of the Shareholders.

ARTICLE II.

DIRECTORS

Section 2.1. Board of Directors. The Board of Directors (Board) shall have the power to manage and administer the business and affairs of the corporation. Except as expressly limited by law, all corporate powers of the corporation shall be vested in and may be exercised by the Board.

Section 2.2. Number. The Board shall consist of no less than five (5) nor more than twenty-five (25) persons, the exact number within such minimum and maximum limits to be fixed and determined from time to time by resolution of a majority of the full Board or by resolution of a majority of the shareholders at any meeting thereof.

Section 2.3. Organization Meeting. The secretary, upon receiving the results of any election, shall notify the directors-elect of their election and of the time at which they are required to meet at the main office of the corporation to organize the new Board and elect and appoint officers of the corporation for the succeeding year. Such meeting shall be held on the day of the election or as soon thereafter as practicable, and, in any event, within 30 days thereof. If, at the time fixed for such meeting, there shall not be a quorum, the directors present may adjourn the meeting, from time to time, until a quorum is obtained.

Section 2.4. Regular Meetings. The regular meetings of the Board of Directors shall be held, without notice, on the second Wednesday of each month at the main office or other such place as the Board may designate. When any regular meeting of the Board falls upon a holiday, the meeting shall be held on the next banking business day unless the Board shall designate another day.

Any meeting of the Board of Directors may be held at any other time or place when authorized by the Board of Directors at any prior meeting or by the Chairman of the Board, the Chief Executive Officer or the President between meetings of the Board. Notice of regular meetings of the Board of Directors need not be given except in cases where the Board of Directors has designated a different day of meeting, or has designated another place for such meeting, in which event notice of such meeting, stating the time and place thereof, shall be given.

Section 2.5. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board, Chief Executive Officer, or President of the corporation, or at the request of three or more directors. Each member of the Board of Directors shall be given notice stating the time and place by telegram, first class mail, or in person, of each special meeting.

Section 2.6. Special Meetings – Notice. Notice of special meetings may be given by written or printed notice, by telegraph, by telephone, by facsimile transmission, electronic transmission (e-mail) or orally, provided that oral notice is confirmed in writing.

A record of such notice shall be entered upon the minutes of any special meeting of the Board of Directors, and the said minutes, on being read and approved at any subsequent meeting of the Board, shall be conclusive upon the question of service.

The attendance of any director at any regular or special meeting of the Board of Directors, or a prior or subsequent consent thereto, shall constitute a waiver of any such notice and consent to the holding of such meeting and to the consideration and action upon all matters which may come before such meeting.

Section 2.7. Actions Without a Meeting. Any action required or permitted to be taken at a meeting of the directors of this Corporation may be taken without a meeting if consent in writing, setting forth the action so taken, is signed by a majority of the directors.

Section 2.8. Organization. At any meeting of the Board of Directors, the Chairman of the Board, or in the absence of such person, a director to be chosen by a majority of the directors present, shall act as Chairman. The Secretary of the Board, or in his or her absence such person as may be designated by the Chairman, shall act as Secretary of the meeting.

Section 2.9. Quorum. A majority of the director positions on the Board shall constitute a quorum at any meeting, except when otherwise provided by law, or the Bylaws, but a lesser number may adjourn any meeting, from time to time, and the meeting may be held, as adjourned, without further notice. If the number of directors is reduced below the number that would constitute a quorum, no business may be transacted, except selecting directors to fill vacancies in conformation with Section 2.12.

If a quorum is present, the Board of Directors may take action through the vote of a majority of the directors who are in attendance.

Section 2.10. Resignations. Any director of this corporation may resign at any time by giving notice to any of the following persons to-wit: the Chairman of the Board, or the Secretary of this corporation. The resignation of any director shall take effect at the date of receipt of such notice or at any later date specified therein. Unless otherwise specified therein, the acceptance of such resignation by the Board of Directors shall not be necessary to make it effective.

Section 2.11. Vacancies. When any vacancy occurs among the directors, a majority of the remaining members of the Board, according to the laws of the United States, may appoint a director to fill such vacancy at any regular meeting of the Board, or at a special meeting called for that purpose at which a quorum is present, or if the directors remaining in office constitute fewer than a quorum of the Board, by the affirmative vote of a majority of all the directors remaining in office, or by shareholders at a special meeting called for that purpose, in conformance with Section 2.2 of this article. At any such shareholder meeting, each shareholder entitled to vote shall have the right to multiply the number of votes he or she is entitled to cast by the number of vacancies being filled and cast the product for a single candidate or distribute the product among two or more candidates.

A vacancy that will occur at a specific later date (by reason of a resignation effective at a later date) may be filled before the vacancy occurs, but the new director may not take office until the vacancy occurs.

Section 2.12. Removal. A director may be removed by shareholders at a meeting called to remove him or her, when notice of the meeting states that the purpose or one of the purposes is to remove him or her, if there is a failure to fulfill one of the affirmative requirements for qualification, or for cause, provided that, however, a director may not be removed if the number of votes sufficient to elect him or her under cumulative voting is voted against his or her removal.

ARTICLE III

COMMITTEES OF THE BOARD

Section 3.1. Examining Committee. There shall be an examining committee composed of no less than three directors, exclusive of any active officers, appointed by the Board annually or more often. The duty of that committee shall be to examine at least once during each calendar year and within 15 months of the last examination the affairs of the corporation or cause suitable examinations to be made by auditors responsible only to the Board of Directors and to report the result of such examination in writing to the Board at the next regular meeting thereafter. Such report shall state whether the corporation is in a sound condition, and whether adequate internal controls and procedures are being maintained and shall recommend to the Board such changes in the manner of conducting the affairs of the corporation as shall be deemed advisable.

Section 3.2. Other Committees. The Board of Directors may appoint, from time to time, from its own members, compensation, special litigation and other committees of one or more persons, for such purposes and with such powers as the Board may determine.

However, a committee may not:

(1) Authorize distributions of assets or dividends.

(2) Approve action required to be approved by shareholders.

(3) Fill vacancies on the Board of Directors or any of its committees.

(4) Amend the Articles of Incorporation.

(5) Adopt, amend, or repeal the Bylaws.

(6) Authorize or approve the issuance or sale, or contract for sale, of shares, or determine the designation and relative rights, preferences, and limitations of a class or series of shares.

Section 3.3. Quorum. A majority of all the members of any Committee, if an odd number, or fifty percent thereof if an even number, shall constitute a quorum for the transaction of business at any meeting, provided that if any ex-officio members are present, he or she or they shall be included in the determination of the quorum and in the number required for that purpose. The act of a majority of the voting members present at any meeting at which a quorum is present shall be the act of the committee unless otherwise prescribed by resolution of the Board of Directors or of the Executive Committee.

ARTICLE IV

OFFICERS AND EMPLOYEES

Section 4.1. Chairperson of the Board. The Board of Directors shall appoint one of its members to be the chairperson of the Board to serve at its pleasure. Such person shall preside at all meetings of the Board of Directors. The chairperson of the Board shall supervise the carrying out of the policies adopted or approved by the Board; shall have general executive powers, as well as the specific powers conferred by these Bylaws; and shall have and may exercise such further powers and duties as from time to time may be conferred upon, or assigned by the Board of Directors.

Section 4.2. President. The Board of Directors shall appoint one of its members to be the president of the corporation. In the absence of the chairperson, the president shall preside at any meeting of the Board. The president shall have general executive powers, and shall have and may exercise any and all other powers and duties pertaining by law, regulation, or practice, to the office of president, or imposed by these Bylaws. The president shall also have and may exercise such further powers and duties as from time to time may be conferred, or assigned by the Board of Directors.

Section 4.3. Vice President. The Board of Directors may appoint one or more vice presidents. Each vice president shall have such powers and duties as may be assigned by the Board of Directors. One vice president shall be designated by the Board of Directors, in the absence of the president, to perform all the duties of the president.

Section 4.4. Secretary. The Board of Directors shall appoint a secretary or other designated officer who shall be secretary of the Board and of the corporation, and shall keep accurate minutes of all meetings. The secretary shall attend to the giving of all notices required by these Bylaws; shall be custodian of the corporate seal, records, documents, and papers of the corporation; shall provide for the keeping of proper records of all transactions of the corporation; shall have and may exercise any and all other powers and duties pertaining by law, regulation, or practice, to the office of Secretary, or imposed by these Bylaws; and shall also perform such other duties as may be assigned from time to time by the Board of Directors.

Section 4.5. Other Officers. The Board of Directors may appoint one or more assistant vice presidents, one or more assistant secretaries, and such other officers and attorneys in fact as from time to time may appear to the Board of Directors to be required or desirable to transact the business of the corporation. Such officers shall respectively exercise such powers and perform such duties as pertain to their several offices, or as may be conferred upon, or assigned to, them by the Board of Directors, the chairperson of the Board, or the president. The Board of Directors may authorize an officer to appoint one or more officers or assistant officers.

Section 4.6. Tenure of Office. The president and all other officers shall hold office for the current year for which the Board was elected, unless they shall resign, become disqualified, or be removed; and any vacancy occurring in the office of president shall be filled promptly by the Board of Directors.

Section 4.7. Resignation. An officer may resign at any time by delivering notice to the corporation. A resignation is effective when the notice is given unless the notice specifies a later effective date.

ARTICLE V

STOCK AND STOCK CERTIFICATES

Section 5.1. Transfers. Shares of stock shall be transferable on the books of the corporation, and a transfer book shall be kept in which all transfers of stock shall be recorded. Every person becoming a shareholder by such transfer shall, in proportion to his or her shares, succeed to all rights of the prior holder of such shares. The Board of Directors may impose conditions upon the transfer of the stock reasonably calculated to simplify the work of the corporation for stock transfers, voting at shareholder meetings, and related matters, and to protect it against fraudulent transfers.

Section 5.2. Stock Certificates. Certificates of stock shall bear the signature of the president (which may be engraved, printed, or impressed), and shall be signed manually or by facsimile process by the secretary, assistant secretary, chief financial officer, or any other officer appointed by the Board of Directors for that purpose, to be known as an authorized officer. Each certificate shall recite on its face that the stock represented thereby is transferable only upon the books of the corporation properly endorsed.

The Board of Directors may adopt or use procedures for replacing lost, stolen, or destroyed stock certificates as permitted by law.

The corporation may establish a procedure through which the beneficial owner of shares that are registered in the name of a nominee may be recognized by the corporation as the shareholder. The procedure may set forth:

(1) The types of nominees to which it applies.

(2) The rights or privileges that the corporation recognizes in a beneficial owner.

(3) How the nominee may request the corporation to recognize the beneficial owner as the shareholder.

(4) The information that must be provided when the procedure is selected.

(5) The period over which the corporation will continue to recognize the beneficial owner as the shareholder.

ARTICLE VI

MISCELLANEOUS PROVISIONS

Section 6.1. Fiscal Year. The fiscal year of the corporation shall be the calendar year.

Section 6.2. Execution of Instruments. All agreements, indentures, mortgages, deeds, conveyances, transfers, certificates, declarations, receipts, discharges, releases, satisfactions, settlements, petitions, schedules, accounts, affidavits, bonds, undertakings, proxies and other instruments or documents may be signed, executed, acknowledged, verified, delivered or accepted on behalf of the corporation by the chairperson of the Board, or the president, or any vice president, or the secretary. Any such instruments may also be executed, acknowledged, verified, delivered or accepted on behalf of the corporation in such other manner and by such other officers as the Board of directors may from time to time direct. The provisions of this Section 6.2 are supplementary to any other provision of these Bylaws.

Section 6.3. Records. The Articles of Incorporation, the Bylaws, and the proceedings of all meetings of the shareholders, the Board of Directors, and standing committees of the Board, shall be recorded in appropriate minute books provided for that purpose. The minutes of each meeting shall be signed by the secretary or other officer appointed to act as secretary of the meeting.

Section 6.4. Corporate Governance Procedures. To the extent not inconsistent with applicable federal law, the corporate governance procedures of the corporate laws of the State of Washington will govern the corporation.

Section 6.5 Indemnification. The corporation may indemnify its officers, directors and its "institution-affiliated parties" (as defined in 12 U.S.C. 1813(u) to the maximum extent allowable under the Washington General Corporation Law.

If not inconsistent with Washington law, the corporation may make or agree to make indemnification payments to an institution-affiliated party, as defined at 12 U.S.C. 1813(u), for an administrative proceeding or civil action initiated by any federal banking agency, that are reasonable and consistent with the requirements of 12 U.S.C. 1828(k) and the implementing regulations thereunder.

The corporation may indemnify each director, officer and employee, and to the extent approved by the board of directors of the corporation, any other institution-affiliated party, as defined at 12 U.S.C. 1813(u), for damages and expenses, including the advancement of expenses and legal fees, in cases involving an administrative proceeding or civil action not initiated by a federal banking agency, in accordance with applicable corporate law, provided such payments are consistent with safe and sound banking practices.

The corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss under applicable law; provided, however, that no such insurance shall protect directors, officers, or employees against any expense, liability, or loss caused by the issuance of a formal order by an appropriate banking regulatory agency assessing civil money penalties against a bank directors or employee.

ARTICLE VII

BYLAWS

Section 7.1. Inspection. A copy of the Bylaws, and all amendments shall at all times be kept in a convenient place at the main office of the corporation, and may be inspected by all shareholders during business hours.

Section 7.2. Amendments. The Bylaws may be amended, altered, or repealed, at any regular meeting of the Board of Directors, by a vote of a majority of the total number of the directors, except as provided below.

I, Jeffrey P. Rauth, certify that: (1) I am the duly constituted (secretary) of Hometown Financial Services, Inc. and secretary of its Board of Directors, and as such officer am the official custodian of its records; (2) the foregoing Bylaws are the Bylaws of the corporation, and all of them are now lawfully in force and effect.

I have hereunto affixed my official signature and the seal of the organization, in the city of Longview, on this 9th day of January 2002.

Jeffrey P. Rauth
Secretary

HomeTown Financial Services

Exhibit 3.1

SUBORDINATED DEBENTURE

$____

DUE ____, 2007

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), ANY STATE SECURITIES LAWS OR ANY OTHER APPLICABLE SECURITIES LAW. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE RE-OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF, AGREES TO OFFER, SELL OR OTHERWISE TRANSFER THIS SECURITY ONLY

(A) TO THE COMPANY,

(B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT,

(C) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, SO LONG AS THIS SECURITY IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A IN ACCORDANCE WITH RULE 144A,

(D) TO A NON-U.S. PERSON IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 (AS APPLICABLE) OF REGULATION S UNDER THE SECURITIES ACT,

(E) TO AN INSTITUTIONAL "ACCREDITED INVESTOR" WITHIN THE MEANING OF SUBPARAGRAPH (A) OF RULE 501 UNDER THE SECURITIES ACT THAT IS ACQUIRING THIS SECURITY FOR ITS OWN ACCOUNT, OR FOR THE ACCOUNT OF SUCH AN INSTITUTIONAL ACCREDITED INVESTOR, FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO, OR FOR OFFER OR SALE IN CONNECTION WITH, ANY DISTRIBUTION IN VIOLATION OF THE SECURITIES ACT, OR

(F) PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE BANK'S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM.

THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF, ALSO AGREES, REPRESENTS AND WARRANTS THAT

(i) IT IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A AND IS ACQUIRING THE DEBENTURE FOR ITS OWN ACCOUNT FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO, OR FOR OFFER OR SALE IN CONNECTION WITH ANY DISTRIBUTION IN VIOLATION OF THE SECURITIES ACT,

(ii) IT HAS HAD FULL OPPORTUNITY TO CONDUCT ITS OWN DUE DILIGENCE OF THE BANK AND TO ASK AND RECEIVE ANSWERS TO QUESTIONS FROM OFFICIALS OF THE BANK, AND

(iii) IT IS NOT AN EMPLOYEE BENEFIT, INDIVIDUAL RETIREMENT ACCOUNT OR OTHER PLAN OR ARRANGEMENT SUBJECT TO TITLE I OF THE EMPLOYMENT RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), OR SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE") (EACH A "PLAN"), OR AN ENTITY WHOSE UNDERLYING ASSETS INCLUDE "PLAN ASSETS" BY REASON OF ANY PLAN'S INVESTMENT IN THE ENTITY.

NO PERSON INVESTING "PLAN ASSETS" OF ANY PLAN MAY ACQUIRE OR HOLD THE SECURITIES OR ANY INTEREST THEREIN, UNLESS SUCH PURCHASER OR HOLDER IS ELIGIBLE FOR EXEMPTIVE RELIEF AVAILABLE UNDER U.S. DEPARTMENT OF LABOR PROHIBITED TRANSACTION CLASS EXEMPTION 96-23, 95-60, 91-38, 90-1 OR 84-14 OR ANOTHER APPLICABLE EXEMPTION OR ITS PURCHASE AND HOLDING OF THIS SECURITY IS NOT PROHIBITED BY SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE WITH RESPECT TO SUCH PURCHASE OR HOLDING.

ANY PURCHASER OR HOLDER OF THE SECURITIES OR ANY INTEREST THEREIN WILL BE DEEMED TO HAVE REPRESENTED BY ITS PURCHASE AND HOLDING THEREOF THAT EITHER

HomeTown Financial Services

SUBORDINATED DEBENTURE

(i) **IT IS NOT AN EMPLOYEE BENEFIT PLAN WITHIN THE MEANING OF SECTION 3(3) OF ERISA, OR A PLAN TO WHICH SECTION 4975 OF THE CODE IS APPLICABLE, A TRUSTEE OR OTHER PERSON ACTING ON BEHALF OF AN EMPLOYEE BENEFIT PLAN OR PLAN, OR ANY OTHER PERSON OR ENTITY USING THE ASSETS OF ANY EMPLOYEE BENEFIT PLAN OR PLAN TO FINANCE SUCH PURCHASE, OR**

(ii) **SUCH PURCHASE WILL NOT RESULT IN A PROHIBITED TRANSACTION UNDER SECTION 406 OR ERISA OR SECTION 4975 OF THE CODE FOR WHICH THERE IS NO APPLICABLE STATUTORY OR ADMINISTRATIVE EXEMPTION.**

THE HOLDER OF THIS SECURITY AGREES THAT IT WILL COMPLY WITH THE FOREGOING RESTRICTIONS.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE COMPANY SUCH CERTIFICATE AND OTHER INFORMATION AS MAY BE REQUIRED BY THE COMPANY TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

HomeTown Financial Services, Inc., a Washington corporation (the "Company" or the "Borrower"), for value received, hereby promises to pay to _____ ("_____"), or registered assigns, the principal sum of _____ ($_____) on _____, 2007 (the "Stated Maturity"), and to pay interest on said principal sum from the date hereof or from the most recent interest payment date (each such date, an "Interest Payment Date") to which interest has been paid or duly provided for, quarterly in arrears on March 31, June 30, September 30 and December 31 of each year commencing September 30, 2002, at a variable rate of interest per annum as set out below until the principal hereof shall have become due and payable, and on any overdue principal and (without duplication) on any overdue installment of interest at the same rate per annum compounded quarterly.

The amount of interest payable on any Interest Payment Date shall be computed on the basis of a 360-day year of twelve (12) 30-day months. The amount of interest for any partial period shall be computed on the basis of the number of days elapsed in a 360-day year of twelve (12) 30-day months. In the event that any date on which interest is payable on this Debenture is not a business day, then payment of interest payable on such date shall be made on the next succeeding day that is a business day (and without any interest or other payment in respect of any such delay) with the same force and effect as if made on such date.

The interest installment so payable, and punctually paid or duly provided for, on any Interest Payment Date shall be paid to the person in whose name this Debenture (or one or more predecessor Debentures) is registered at the close of business on the regular record date for such interest installment, which shall be the close of business on the fifteenth day of the month in which the Interest Payment Date occurs. Any such interest installment not punctually paid or duly provided for shall forthwith cease to be payable to the registered holders on such regular record date and may be paid to the Person in whose name this Debenture (or one or more predecessor Debentures) is registered at the time said interest is paid.

The principal of and the interest on this Debenture shall be payable at the office of the Lender in any coin or currency of the United States of America that at the time of payment is legal tender for payment of public and private debts; provided, however, that payment of interest may be made at the option of the Company by check mailed to the registered holder at such address as shall appear in the Company's record of Debenture Holders (the "Debenture Register"). Notwithstanding the foregoing, so long as the holder of this Debenture is _____, the payment of the principal of and interest on this Debenture shall be made at such place and to such account as may be designated by the Lender.

Interest shall be payable at a variable rate per annum of the principal amount of this Debenture which shall, from day to day, be equal to the lesser of: (i) the maximum variable rate of interest ("Maximum Rate") which may lawfully be charged, or (ii) a rate equal to the fluctuating rate that is a reference or benchmark rate that is the prime rate as reported in the Wall Street Journal on December 31 of the preceding year, plus 100 basis points (the "Debenture Rate").

Each change in the rate of distributions to be calculated hereunder is to become effective, without notice to the holder thereof, on January 1 of each year. The Debenture Rate is, as of the date hereof, ______percent (______%) per annum.

In the event that the foregoing provisions should be construed by a court of competent jurisdiction not to constitute a valid, enforceable designation of a rate of interest or method of determining same, the indebtedness hereby evidenced shall bear interest at the lesser of: (i) twenty percent (20%) per annum, or (ii) the maximum effective variable contract rate of interest which may be charged by the Borrower under applicable law from time to time in effect.

The Stated Maturity may be shortened at any time by the Company, subject to the Company having received prior approval then required under applicable capital guidelines or policies of regulatory authorities having jurisdiction over the Company, including, but not limited to, the Federal Reserve.

The indebtedness evidenced by this Debenture is junior in right of payment to the prior payment in full of all other creditors of the Company. Each holder of this Debenture, by accepting the same, agrees to and shall be bound by the provisions hereof. Each holder hereof, by his, her or its acceptance hereof, hereby waives all notice of the acceptance of the subordination provisions contained herein by each creditor of the Company, whether now outstanding or hereafter incurred, and waives reliance by each such holder upon said provisions.

In the event of redemption of this Debenture in part only, a new Debenture or Debentures for the unredeemed portion hereof shall be issued in the name of the holder hereof upon the cancellation hereof.

In case of default by the Company in the timely payment of principal or interest, the principal of the Debenture may be declared, and upon such declaration, shall become due and payable in full. In the event this Debenture is placed in the hands of an attorney for collection, or if the holder hereof incurs any costs incident to the collection hereof, the Bank agrees to pay a reasonable attorney's fee and all court and other costs and reasonable costs of any other collection effort. All parties hereto waive demand, notice, presentment and protest.

No provision of this Debenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal and interest on this Debenture at the time and place and at the rate and in the money herein prescribed.

This Debenture is transferable by the registered holder hereof on the Debenture Register of the Company, upon surrender of this Debenture for registration of transfer at the office of the Company accompanied by a written instrument or instruments of transfer in form satisfactory to the Company duly executed by the registered holder hereof or his attorney duly authorized in writing, and thereupon one or more new Debentures of authorized denominations and for the same aggregate principal amount shall be issued to the designated transferee or transferees. No service charge shall be made for any such transfer, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in relation thereto.

Prior to due presentment for registration of transfer of this Debenture, the Company may deem and treat the registered holder hereof as the absolute owner hereof (whether or not this Debenture shall be overdue and notwithstanding any notice of ownership or writing hereon made by anyone other than the Company) for the purpose of receiving payment of or on account of the principal hereof and interest due hereon and for all other purposes, and neither the Company nor the Borrower shall be affected by any notice to the contrary.

No recourse shall be had for the payment of the principal of or the interest on this Debenture, or for any claim based hereon, or otherwise in respect hereof, against any incorporator, stockholder, officer or director, past, present or future, as such, of the Company or of any predecessor or successor entity, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issuance hereof, expressly waived and released.

By acceptance of this Debenture, the Holder agrees to treat the Debenture, for United States federal income tax purposes, as indebtedness.

HomeTown Financial Services

SUBORDINATED DEBENTURE

THE DEBENTURES ARE NOT DEPOSITS AND ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY, AND ARE SUBJECT TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL. THE DEBENTURES ARE UNSECURED.

THE DEBENTURE MAY BE REDEEMED PRIOR TO MATURITY ONLY WITH THE APPROVAL OF THE FEDERAL RESERVE.

IN WITNESS WHEREOF, the Company has caused this instrument to be executed this ______ day of ______, ______.

HOMETOWN FINANCIAL SERVICES, INC.

By:______________________________

Name: Rollie M. Hutton

Title: President/CEO

SUBSCRIPTION FOR COMMON STOCK
HOMETOWN FINANCIAL SERVICES, INC.

Exhibit 4.1

HOMETOWN FINANCIAL SERVICES, INC. is offering for sale 50,000 shares of common stock, par value $10.00 per share ("Common Stock"), at a subscription price of $30.00 per share.

The undersigned, having received and read the Offering Circular of HOMETOWN FINANCIAL SERVICES, INC., dated _________, 2005, hereby offers to purchase the number of shares of the Common Stock of the Company set forth below at a subscription price of $30.00 per share, and encloses herewith the full aggregate subscription price. Checks or money orders should be made payable to HOMETOWN FINANCIAL SERVICES, INC.

Shares subscribed for.. ***(Minimum 100 shares for new shareholders)***	___________
Aggregate purchase price (enclosed)..	$___________

SUBSCRIPTIONS MUST BE RECEIVED BY HOMETOWN FINANCIAL SERVICES, INC NOT LATER THAN 5:00 P.M. LOCAL TIME ON _________, 2005, UNLESS THE OFFERING IS TERMINATED EARLIER OR EXTENDED. AS DESCRIBED ON THE OFFERING CIRCULAR, SUBSCRIPTIONS WILL BE TREATED ON A FIRST-COME, FIRST-SERVED BASIS. THE COMPANY RESERVES THE RIGHT TO REJECT ANY SUBSCRIPTION, IN WHOLE OR IN PART.

Shares purchased by the undersigned shall be registered as listed below. (If certificates for shares are to be issued in more than one name, please specify whether ownership is to be as tenants in common, joint tenants, etc. If certificates for shares are to be issued in the name of one person for the benefit of another, please indicate whether registration should be as trustee or custodian for such other person.)

How Shares To Be Registered *(Please Print)*	No. of Shares *(at $30.00 per share)*
____	___________
____	___________
____	___________

IN WITNESS WHEREOF, I/we have executed this Subscription, retaining a copy for my/our records, and returning the original copy by mail or delivery to:

HOMETOWN FINANCIAL SERVICES, INC.
970 14TH Avenue
Longview, WA 98632

Date: ____________________, 2005

______________________________ (Signature)	______________________________ (Signature) (If shares to be issued in more than one name)
______________________________ Name (Please print or type)	______________________________ Name (Please print or type)
______________________________ Street Address	______________________________ Street Address
______________________________ City and State ZIP	______________________________ City and State ZIP
Telephone:______________________	Telephone:______________________
Social Security No.:______________ or Taxpayer I.D. No.	Social Security No.:______________ or Taxpayer I.D. No.

IF SHARES TO BE HELD IN JOINT OWNERSHIP, ALL JOINT OWNERS SHOULD SIGN THIS SUBSCRIPTION.

Exhibit 6.1

FIRST AMENDED AND RESTATED HOMETOWN FINANCIAL SERVICES, INC. 2000 STOCK INCENTIVE PLAN

(Incentive Stock Options, Nonqualified Stock Options and Restricted Stock)

RECITALS

A. Hometown Financial Services, Inc. (the "Company") has a stock option plan, the Hometown National Bank 2000 Stock Option Plan (the "Plan"), with an effective date of April 17, 2000.

B. The Company now wishes to amend the Plan to *(i)* increase from thirty thousand (30,000) to forty-five thousand (45,000) the number of shares of the $10.00 par value common stock of the Company that may be granted under the plan; *(ii)* change certain provisions to extend the period of time during which a director of the Company may exercise his options following termination of his services as a director, and *(ii)* provide that shares of the $10.00 par value common stock of the Company may be issued as restricted stock.

PLAN

1. NAME AND PURPOSE OF PLAN

The Plan, as amended, shall henceforth be known as the "First Amended and Restated Hometown Financial Services, Inc. 2000 Stock Incentive Plan." The Plan is designed to attract and retain key employees, officers, and directors of Hometown Financial Services, Inc. The Plan is intended to encourage capital accumulation and stock ownership by key employees, officers and directors in order to increase the proprietary interest of such individuals in the success of

Hometown Financial Services, Inc. The term "Company" shall mean Hometown Financial Services, Inc. and any subsidiary corporation in which the Company may own, directly or indirectly, a majority of the voting stock.

2. ADMINISTRATION

The Plan shall be administered by the Board of Directors or by a Compensation Committee of the Board of Directors of the Company (the "Committee"). If appointed, the Committee shall consist of two (2) or more members of the Board of Directors of the Company (the "Board"). The Board, from time to time, may remove members from or name new members to the Committee. Subject to the provisions of the Plan, the Board and the Committee shall be authorized to grant options and restricted stock awards under the Plan; to determine the eligible individuals to whom options and restricted stock awards will be granted and the amount and terms of such grants; to interpret the Plan and each option and restricted stock award granted thereunder; to prescribe, amend, and rescind rules and regulations relating to the Plan and to any options and restricted stock awards granted thereunder; and to make all other determinations necessary or advisable for the administration of the Plan; provided, however, that only the Board may amend or terminate the Plan as provided in Section 11; and provided further, however, that as to members of the Committee, eligibility for options or restricted stock awards will be considered, options and restricted stock awards will be granted, and the amounts and terms of such grants determined by the Board (with members of the Committee abstaining from any vote or deliberation on such grant). References to the Committee in this Plan shall mean the Board if no Committee has been appointed. All interpretations, determinations and decisions made by the Committee with respect to the Plan and to any options or restricted stock awards granted under the Plan shall be binding on all persons having an interest in any options or restricted stock awards.

3. ELIGIBILITY FOR PARTICIPATION

The Committee shall determine and designate, from time to time, those "eligible individuals" to whom options and/or restricted stock awards are to be granted and who thereby become participants in the Plan. An "eligible individual" means an employee of the Company, either part-time or full-time, or an officer or director (including directors who are not otherwise employees of the Company), who, in the judgment of the Committee, is in a position to contribute substantially to the success of the Company.

4. STOCK SUBJECT TO THE PLAN

4.1 The stock subject to the options or to restricted stock awards to be granted under the Plan shall be shares of the Company's $10.00 par value common stock (referred to hereinafter as "stock" or "shares") that are authorized but unissued or that are reacquired by the Company. Subject to adjustment as provided in Section 5.10, the maximum number of shares with respect to which the Committee may grant stock options and restricted stock awards under the Plan shall not exceed forty-five thousand (45,000), of which **[NUMBER OF SHARES]** shares shall be reserved for issuance to the Company's directors and **[NUMBER OF SHARES]** shares will be reserved for issuance to key employees. Such maximum number of shares may all be made subject to, and issued under, incentive stock options (referred to hereinafter as "incentive stock options') within the meaning of Section 422 of the Internal Revenue Code of 1986 (the "Code"); or may all be made subject to, and issued under, options that are not incentive stock options (referred to hereinafter as "nonqualified stock options"); or may all be made subject to, and issued under, restricted stock awards. Alternatively, such maximum number of shares may all be made subject to, and issued under, a combination of incentive stock options, nonqualified stock options and restricted stock awards. In no event, however, may the total number of shares made subject to, and issued under, all incentive stock options, nonqualified stock options and restricted stock awards granted hereunder exceed the maximum number of shares indicated in the second sentence of this Section 4.1.

4.2 If any outstanding stock option granted under the Plan is terminated or expires unexercised, in whole or in part, or any shares of restricted stock are reacquired pursuant to the Plan, in each case for any reason and before the end of the term of the Plan, the shares released from the terminated or expired option, and the reacquired shares of restricted stock, may be made the subject of new additional options or restricted stock awards granted under the Plan.

5. **OPTIONS**

The Committee, at any time, may authorize the granting of options under the Plan to any eligible individual described in Section 3. The options may be (a) incentive stock options, (b) nonqualified stock options, or (c) any other stock options that are or may become permitted by any applicable law. The Committee shall have the authority, subject to the terms of the Plan, to determine the date of grant, the types of options to be granted, the number of shares, the exercise price (i.e., price required to be paid for shares upon the exercise of an option), and the other terms and conditions of each option under the Plan; provided, however, that directors who are not otherwise employed by the Company are not eligible to receive incentive stock options. The terms and conditions of non-qualified stock options may vary from the terms and conditions of incentive stock options. Stock options granted under the Plan shall be evidenced by stock option agreements executed by an authorized representative of the Company and signed by the participant. Stock options granted hereunder shall be subject to the following terms and conditions:

5.1 Payment of the exercise price shall be made upon exercise of an option and may be made, in the discretion of the Committee, subject to any legal restrictions, by: (a) cash; (b) check; (c) the surrender of shares of common stock owned by the participant that have been held by the participant for at least six (6) months, which surrendered shares shall be valued at fair market value as of the date of such exercise; (d) the participant's promissory note in a form and on terms acceptable to the Committee; (e) the cancellation of indebtedness of the Company to the participant; (f) the waiver of compensation due or accrued to the participant for services rendered; or (g) any combination of the foregoing methods of payment or any other consideration or method of payment as shall be permitted by applicable corporate law.

5.2 Each stock option agreement shall state the total number of shares subject to the option. In the case of any incentive stock option granted hereunder, in no event shall the aggregate "fair market value" of the stock exercisable for the first time by an employee during any calendar year exceed one hundred thousand dollars ($100,000). For purposes hereof, the "fair market value" of the stock shall be determined by the Committee in good faith at the time of the grant of the option.

5.3 The exercise price for shares granted hereunder shall be determined by the Committee but, except as otherwise provided in Section 5.14, shall in no instance be less than one hundred percent (100%) of the "fair market value" of the shares on the date the option is granted, as determined in good faith by the Committee. In the case of an incentive stock option granted to any participant owning stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of its parent or subsidiary corporations (as defined in Sections 424(e) and (f) of the Code) on the date of grant of the option, the exercise price shall be not less than one hundred ten percent (110%) of the "fair market value" of the shares subject to the option on the date the option is granted, as determined in good faith by the Committee.

5.4 In the case of incentive stock options, any option granted to a participant owning stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of its parent or subsidiary corporations (as defined in Sections 424(e) and (f) of the Code) on the date of grant of the option shall, by its terms, expire at such time as the Committee may determine, but not later than five (5) years from the date the option is granted. Any other option granted hereunder shall, by its terms, expire at such time as the Committee may determine, but not later than ten (10) years from the date the option is granted.

5.5 Each option agreement shall provide a vesting schedule pursuant to which the right of an participant to exercise any option shall be contingent upon the passage of the specified period of time following its date of grant, it being intended that the Committee shall have complete discretion with respect to the terms of the vesting schedule, including, without limitation, discretion (i) to allow full and immediate vesting upon grant of the option, (ii) to permit partial vesting in stated percentage amounts based on the length of the holding period of the option, or (iii) to permit full vesting after a stated holding period has passed. No rights to exercise the option shall vest after the termination of a participant's employment with the

Company, unless further vesting is expressly allowed in the written agreement evidencing the option.

5.6 No incentive stock options otherwise eligible to be exercised hereunder may be exercised, unless the participant holding such option has been employed by the Company for the entire time from the effective date of the grant of the option until sixty (60) days before the date of exercise (or up to ninety (90) days if employment ceases due to death or disability, as defined in Section 22(e)(3) of the Code).

5.7 Any option granted hereunder that has not expired and that is held by a participant at the time of his death or disability, as defined in Section 22(e)(3) of the Code, may be exercised by the person or persons entitled thereto at any time and from time to time within *(i)* one (1) year after the date of death or disability, in the case of the death or disability of a director of the Company (including a director of the Company who is also an employee), or *(ii)* ninety (90) days after the date of death or disability, in all other cases. Notwithstanding the immediately foregoing sentence, no options may be exercised after expiration of the term of the option that is set forth in the option agreement. Any options not exercised within the time set forth in this Section 5.7 shall expire and the holder thereof shall have no further rights (and the Company shall have no further obligations) with respect to such options.

5.8 Subject to Section 5.7, *(i)* in the case of a participant who is a director but not an employee of the Company, such participant may exercise his vested options at any time within ninety (90) days after he ceases to be a director of the Company, *(ii)* in the case of a participant who is both a director and an employee of the Company, such participant may exercise his vested options at any time within ninety (90) days after he ceases to be both a director and an employee of the Company, and *(iii)* in all other cases, a participant may exercise his vested options at any time within sixty (60) days after he ceases to be an employee of the Company. Notwithstanding the immediately foregoing sentence, no options may be exercised after expiration of the term of the option that is set forth in the option agreement. Any options not exercised within the time set forth in this Section 5.8 shall expire and the holder thereof shall have no further rights (and the Company shall have no further obligations) with respect to such options.

5.9 Each option shall be exercisable for the full amount or for any part thereof, from time to time, subject to such limitations thereon as may be established by the Plan or by the Committee at the time the grant is authorized.

5.10 In the event the outstanding shares of capital stock of the Company are hereafter increased or decreased (or changed into, or exchanged for, a different number or kind of shares or other securities of the Company) by reason of a recapitalization, stock split, combination of shares, reclassification, stock dividend, or other change in the capital structure of the Company, then appropriate adjustments shall be made by the Committee to the aggregate number and kind of shares subject to this Plan, and the number and kind of shares subject to, and the exercise price under, outstanding option agreements, in order to preserve, as nearly as practical, but not to increase, the benefits to participants.

5.11 No stock option granted under the Plan shall be assignable or transferable, except by will or by the laws of descent and distribution. During a participant's lifetime, a stock option shall be exercisable only by the participant.

5.12 In the event a participant desires to dispose of shares issued pursuant to options, any resales of such shares shall be made by a participant only in compliance with applicable securities laws and regulations.

5.13 A participant shall have no rights as a shareholder with respect to shares covered by his or her stock options until the date of issuance of the shares to the participant and the payment by the participant to the Company of the full purchase price for the shares. No adjustment will be made for dividends or other rights for which the record date is prior to the date of issuance of the shares.

5.14 Notwithstanding any other contrary or inconsistent provision of the Plan, the Company may, subject to the provisions of Section 4, substitute an option issued under the Plan for an option issued under another plan, or assume under the Plan an option issued under another plan, if the other plan was the plan of another corporation (the "acquired corporation") (or the parent of the acquired corporation) and the new option is substituted, or the old option is assumed, by reason of a corporate merger, consolidation, acquisition of property or of stock, reorganization or liquidation within the meaning of Section 424(a) of the Code, as amended, and provided that the Company complies with the requirements of Code Sections 424(a)(1) and (2). In the event a written agreement pursuant to which the acquisition transaction is completed is approved by the Board, and such agreement sets forth the terms and conditions of the substitution for, or assumption of, outstanding stock options of the acquired corporation, such terms and conditions shall be deemed to be the action of the Committee hereunder without any further action by the Committee, and the persons holding such option shall be deemed to meet the eligibility requirements under the Plan. The terms and conditions of any substituted or assumed options may vary from the terms and conditions set forth in the Plan to the extent that the Board or Committee deems appropriate.

5.15 The stock option agreements authorized under the Plan may contain such other and additional provisions, not inconsistent with the terms of the Plan, as the Committee or legal counsel to the Company deems necessary or advisable, including, without limitation, provisions granting the Company a first right of refusal to purchase any shares of the Company's capital stock issued pursuant to such stock option agreements.

6. RESTRICTED STOCK AWARDS

All restricted stock awards must be authorized by the Committee and shall be subject to such terms and conditions, not inconsistent with this Plan, as the Committee may, in its sole discretion, prescribe. The terms and conditions relating to a restricted stock award shall be set forth in a restricted stock agreement. Unless waived or modified by the Committee, all restricted stock awards shall be subject to the terms and conditions set forth in this Section 6.

6.1 Restricted Stock Agreements. Each restricted stock agreement shall be in such form and contain such provisions (which may differ among grantees) as the Committee shall approve from time to time and shall comply with, and be subject to, the terms and conditions of the Plan. A person who is granted a restricted stock award shall be issued shares of restricted shares only if, within five (5) days (or such other period of time as may be determined by the Committee) after the Company makes such grant, such person *(i)* duly executes and delivers to the Company a restricted stock agreement, and *(ii)* pays in full the purchase price required to be paid for the shares of restricted stock. If such person does not do so within such period of time, then without the need for action on the part of any person, such person shall have no further right to acquire shares of restricted stock under the restricted stock award, unless the Committee determines otherwise.

6.2 Restricted Stock Price. The price required to be paid for shares of restricted stock shall be determined by the Committee, and may be less than the fair market value of the shares as of the date of grant. Such price shall be payable in accordance with any procedures established by the Company and may be paid in the form of either *(i)* United States dollars, or *(ii)* if approved by the Committee, other consideration (including, without limitation, shares, services, debt instruments or other property).

6.3 Escrow of Restricted Stock. The Company may make such arrangements to hold shares of restricted stock in escrow as it deems necessary or appropriate. Until such time as the Company reacquires the shares so held, the grantee thereof shall have, subject to any restrictions and conditions contained in the Plan or the restricted stock agreement, all the rights of a shareholder (including voting, dividend and liquidation rights) with respect to the shares of restricted stock.

6.4 Restrictions and Performance Goals. Shares of restricted stock shall be subject to such restrictions and conditions, if any, as the Committee may impose. Such restrictions and conditions may include, without limitation, the obligation to resell shares of restricted stock to the Company, at a price determined by the Committee (including, for example, at the lower of the price, if any, paid by the grantee for the shares of restricted stock or the fair market value of the shares of restricted stock at the date of repurchase) or forfeiture of shares of restricted stock, such repurchase or forfeiture to be triggered by grantee's failure to satisfy condition imposed by the Committee, such as completion of a specified number of years of service with the Company, and/or attainment of performance goals that are set forth in the restricted stock agreement entered into by grantee in connection with the grant of the restricted stock award. Prior to issuing shares of restricted stock, the Committee shall: *(i)* determine the nature, length and starting date of any period that the grantee must be employed by, or perform services for, the Company before shares of restricted stock shall no longer be subject to any right of repurchase by the Company; and *(ii)* select the factors to be used to measure performance goals, if any.

6.5 Vesting. Shares of restricted stock shall no longer be subject to repurchase by the Company (hereinafter "vest") upon the satisfaction of all conditions imposed by the Committee (including, without limitation, attaining any performance goals that are set forth in the restricted stock agreement entered into by grantee in connection with the grant of the restricted stock award).

6.6 Termination of Employment Prior to Vesting of Restricted Stock. Immediately after a grantee first ceases to be employed by, or to perform services for, the Company, shares of restricted stock issued to such grantee that have not vested prior to such time may no longer vest.

6.7 Conditions Upon Issuance of Shares. Shares of restricted stock will not be issued unless the issuance of such shares will comply with all applicable provisions of law, including applicable federal and state securities laws. As a condition to the issuance of shares of restricted stock, the Company may require the person to whom such shares will be issued to represent and warrant at the time of issuance that the shares of restricted stock are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned relevant provisions of law.

6.8 Non-Transferability of Restricted Stock. Shares of restricted stock may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner, other than by will or by the laws of descent or distribution, prior to the time such shares vest.

6.9 Other Provisions. Restricted stock agreements executed under this Plan may contain such other provisions as the Committee shall deem advisable that are not inconsistent with the Plan.

7. STOCK RESERVED

The Company shall, at all times during the term of the Plan, reserve and keep available such number of shares of its common stock as will be sufficient to satisfy the requirements of the Plan, and shall pay all administrative fees and expenses necessarily incurred by the Company in connection with the exercise of options and the issuance of restricted stock granted hereunder.

8. **CHANGE OF CONTROL**

8.1 In the case of stock options, in order to preserve a participant's rights in the event of a "Change in Control" of the Company, (i) the time period relating to the exercise or realization of all outstanding options shall automatically accelerate immediately prior to the consummation of such Change in Control, and (ii) in connection with such Change in Control the Committee in its discretion may, at any time an option is granted, or at any time thereafter, take one or more of the following actions: (A) provide for the purchase or exchange of each option for an amount of cash or other property having a value equal to the difference, or spread, between (x) the value of the cash or other property that the participant would have received pursuant to such Change in Control transaction in exchange for the shares issuable upon exercise of the option had the option been exercised immediately prior to such Change in Control transaction and (y) the exercise price of such option, (B) adjust the terms of the options in a manner determined by the Committee to reflect the Change in Control, (C) cause the options to be assumed, or new rights substituted therefore, by another entity, through the continuance of the Plan and the assumption of outstanding options, or the substitution for such options, of new options and new rights to purchase of comparable value covering shares of a successor corporation, with appropriate adjustments as to the number and kind of shares and exercise prices, in which event the Plan and such options, or the new options and rights to purchase substituted therefore, shall continue in the manner and under the terms so provided, or (D) make such other provision as the Committee may consider equitable. If the Committee does not take any of the forgoing actions, all options shall terminate upon the consummation of the Change in Control and the Committee shall cause written notice of the proposed transaction to be given to all participants not less than fifteen (15) days prior to the anticipated effective date of the proposed transaction.

8.2 In the case of shares of restricted stock, the Committee may, in its sole discretion, elect to do any of the following in connection with a Change in Control: *(i)* immediately vest all such shares of restricted stock, or *(ii)* replace the restricted stock with stock in any entity resulting from the Change in Control, subject the replacement stock to the same restrictions as applies to the restricted stock that is replaced, and make such adjustments to the terms of the restricted stock agreement as it deems necessary so that the benefits of the restricted stock that is replaced is, as nearly as practical, preserved for the holder of the restricted stock.

8.3 "Change in Control" shall mean (i) the acquisition, directly or indirectly, after the effective date of this Plan, by any person or group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) of the beneficial ownership of securities of the Company possessing more than fifty percent (50%) of the total combined voting power of all outstanding securities of the Company; (ii) a merger or consolidation in which the Company is not the surviving entity, and in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities are transferred to or acquired by a person or persons different from the persons holding those securities immediately prior to such merger; (iii) the sale, transfer or other disposition of all or substantially all of the assets of the Company; (iv) a complete liquidation or dissolution of the Company; or (v) any reverse merger in which the Company is the surviving entity but in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities are transferred to or acquired by a person or persons different from the persons holding those securities immediately prior to such merger.

9. TERM OF PLAN AND EFFECTIVE DATE

The Effective Date of this Plan shall be April 17, 2000, the date the Plan is approved by a majority vote of the shareholders of the Company, and no further options or restricted stock awards shall be granted under the Plan after April 17, 2009. This Plan shall also be subject to the requirements of RCW 21.20.310(10) that the Administrator of Securities of the Department of Licensing of the State of Washington be provided with notification of the adoption of the Plan at least thirty (30) days prior to offering it to employees in the State of Washington.

10. AMENDMENTS AND DISCONTINUANCE

The Board, at any time, may alter, amend, suspend, discontinue, or terminate the Plan and may alter or amend any stock option agreement or restricted stock agreement executed under the Plan. Additionally, the Board may amend the Plan or any agreement under the Plan to provide for any amendment or revision of any applicable securities laws. The Board may not, however, without shareholder approval, alter the provisions of the Plan so as to (i) materially alter terms relating to the option price, (ii) materially increase the number of shares that may be issued under the Plan, (iii) modify the requirements as to eligibility for participation in the Plan, or (iv) extend beyond ten (10) years the maximum term of stock options under the Plan or the term of the Plan.

11. APPLICATION OF FUNDS

The proceeds received by the Company from the sale of shares to participants under the Plan will be used for general corporate purposes.

12. CERTAIN TAX MATTERS

12.1 The stock option agreements executed under the Plan shall require the holder of an option to notify the Company within ten (10) days of the occurrence of either of the following events: (i) the making of an election under Section 83(b) of the Code to include in gross income in the year of transfer the amount specified in such Section 83(b); or (ii) the disposition of any stock issued on the exercise of an incentive stock option within two (2) years of the granting of the incentive stock option or within one (1) year of its exercise, and the amount that the participant will recognize as compensation income due to the disqualifying disposition of the underlying shares.

12.2 Whenever, under the Plan, the exercise of a stock option will result in the recognition of taxable income by the participant, the Company shall be entitled to require, as a condition of delivery to the participant of the certificate representing the shares, that the participant remit to the Company an amount sufficient to satisfy all applicable tax requirements, including, but not limited to, all federal, state, and other withholding tax requirements related to the income recognized by the participant. If a participant makes a disqualifying disposition of stock acquired upon the exercise of an incentive stock option as described in Section 12.1, subsection (ii), the participant shall remit to the Company an amount sufficient to satisfy all federal, state, and other withholding tax requirements related to the compensation income realized by the participant on the disqualifying disposition. In any case under this Section 12.2 where withholding by the Company is required, the Company shall have the right to withhold any such amounts from compensation otherwise due to the participant.

12.3 The Company, in its sole discretion, may take actions reasonably believed by it to be required to comply with any local, state, or federal tax laws relating to the reporting or withholding of taxes attributable to the grant of a restricted stock award and the issuance of shares of restricted stock; including, but not limited to, withholding (or causing to be withheld) from any form of compensation or other amount due a grantee any amount required to be withheld by the Company under applicable tax laws.

13. MISCELLANEOUS PROVISIONS

13.1 Participants shall have no obligation to exercise any stock option or to purchase shares of restricted stock pursuant to a restricted stock award granted to them under the Plan.

13.2 No benefit provided to participants under the Plan shall be subject to alienation, assignment, attachment, or other legal process. Any attempted alienation, assignment, or attachment of benefits under the Plan shall be void. Stock certificates and cash payments shall be delivered only to the participants entitled to receive them or to their authorized legal representatives.

13.3 Participation in the Plan shall not confer any right to continue employment with the Company.

13.4 Any fractional shares resulting from the exercise of stock options under the Plan shall be eliminated at the time of exercise by rounding down for fractions less than one-half (½) and rounding up for fractions equal to or greater than one-half (½). No cash settlements shall be made with respect to fractional shares eliminated by rounding.

13.5 All matters relating to the Plan or to stock options or restricted stock awards granted under the Plan shall be governed by the laws of the State of Washington, without regard to the principles of conflict of laws adopted by Washington courts.

Exhibit 6.2

[INCENTIVE] STOCK OPTION AGREEMENT OF HOMETOWN NATIONAL BANK

THIS **[INCENTIVE]** STOCK OPTION AGREEMENT (the "Agreement") is entered into effective as of the date set forth in Section 5 hereof between Hometown National Bank, a national association ("Company"), and _____ (the "Participant").

1. Grant of Option. The Company, as authorized by the Compensation Committee of the Company's Board of Directors, hereby grants to Participant the right, privilege, and option to purchase up to shares of common stock of the Company at a purchase price of $ per share (the "Option Price"). The shares shall be issued upon the exercise hereof, subject to the provisions of this Agreement and the provisions of the Hometown National Bank 2000 Stock Option Plan (the "Plan"), attached hereto as Exhibit "A" and by this reference incorporated herein. The options granted to Participant herein are intended to be **["incentive stock options"] ["nonqualified stock options"]** as referred to in the Plan.

Exercise of Option.

Manner of Exercise. The Participant may exercise in whole or in part any options which Participant is then entitled to exercise hereunder by delivering to the Company, from time to time, written notice, signed by Participant, specifying the number of shares that Participant then desires to purchase, together with cash, certified check, or bank draft payable to the order of the Company (or other form of payment acceptable to the Company) in an amount equal to the Option Price per share.

Stock Certificate; Cash Payment. If Participant elects to exercise any options, then Company shall deliver to Participant a certificate or certificates for the number of shares with respect to which the options were so exercised, registered in Participant's name. If Participant elects to receive a cash payment from the Company in exchange for the cancellation and surrender of any options, then the Company shall deliver to Participant a cash payment for the number of options canceled and surrender in an amount determined in accordance with Section 6.1 of the Plan.

Compliance with Securities Law.

No Exercise Until Compliance. If the Executive Committee at any time determines that registration or qualification of the shares of common stock or the options under state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable, then the options may not be exercised, in whole or in part, until such registration, qualification, consent, or approval shall have been effected or obtained free of any conditions not acceptable to the Executive Committee.

Investment Intent. If required by the Company at the time of any exercise of any options, as a condition to such exercise, Participant shall enter into an agreement with the Company in form satisfactory to counsel for the Company by which Participant (i) shall represent that the shares are being acquired for the Participant's own account for investment and not with a view to, or for sale in connection with, any resale or distribution of such shares, and (ii) shall agree that, if Participant should decide to sell, transfer, or otherwise dispose of any of such shares, Participant may do so only if the shares are registered under the Securities Act of 1933 and any applicable state securities laws, unless, in the opinion of counsel for the Company, such registration is not required.

Limitation on Disposition of Shares. Participant shall not dispose of any shares issued on the exercise of an incentive stock option: (i) within two (2) years of the granting of the option, or (ii) within one (1) year of exercise of the option. Participant shall notify Company in writing within ten (10) days of any such disposition or within ten (10) days of Participant's election under Section 83(b) of the Internal Revenue Code to include the gross income in the year of transfer the amount determined under Section 83(b).

. No Rights in Option Stock. Participant acknowledges that Participant has no rights as a shareholder with respect to shares for which the options have not been exercised, and Participant shall have no rights with respect to such shares unless otherwise conferred by this Agreement.

Effect Upon Employment. If Participant is an employee of Company, this Agreement shall not confer upon Participant any right to continue in the employment of the Company, nor prevent the Company from terminating the employment of Participant. This Agreement shall not affect any contract rights under any employment agreements between the Company and Participant.

Effective Date. The Effective Date of this Agreement is ; however, this Agreement must be signed by Participant and be returned to the Company not later than , or Participant shall have no rights with respect to the option shares referred to above.

Acknowledgment of Participant. Participant has read and understands this Agreement and the terms and conditions of the Plan and hereby agrees to be bound by all of the terms and conditions thereof. Copies of the Plan have been delivered to and received by Participant.

PARTICIPANT:	**COMPANY:**
	HOMETOWN NATIONAL BANK
______________________________	By:____________________________
______________________________	Title:__________________________

Exhibit 6.3

HOMETOWN FINANCIAL SERVICES, INC.
RESTRICTED STOCK AWARD AGREEMENT

THIS RESTRICTED STOCK AWARD AGREEMENT ("Agreement") is entered into by and between HomeTown Financial Services, Inc. ("HomeTown") and ______ (the "Grantee"), effective ______, 2005.

Purchase Price:________________

Date of Grant: ________________

This Agreement is subject to the terms and conditions of the First Amended and Restated HomeTown Financial Services. Inc. 2000 Stock Incentive Plan (the "Plan"). Such terms and conditions are incorporated herein by this reference. In the event of a conflict between the terms and conditions of this Agreement and the terms and conditions of the Plan, the terms and condition of the Plan shall govern.

1. Award of Shares

a. General. In connection with a Restricted Stock Award (as defined in the Plan), HomeTown grants to the Grantee the shares of HomeTown's Common Stock as set forth on Schedule A to this Agreement (the "Shares").

b. Conditions to Award of Shares. As a condition precedent to HomeTown's obligation to award shares under paragraph 1.a, the Grantee shall deliver to HomeTown, within thirty (30) days following the Date of Grant, *(i)* an original of this Agreement duly executed by the Grantee, and *(ii)* the aggregate Purchase Price, if any, in cash or cash equivalent. In the event the Grantee fails to make such delivery(ies), then the rights and obligations of HomeTown and the Grantee hereunder shall terminate without the need for further action by any party, and HomeTown and the Grantee shall have no further rights or obligations with respect to the Restricted Stock Award described in paragraph 1.a.

c. Issuance of Shares and Delivery of Certificates. Concurrently with the payment by the Grantee of the aggregate Purchase Price, if any, as described in paragraph 1.b, HomeTown shall issue the Shares to the Grantee. As provided in paragraph 3, all certificates representing the Shares so issued shall be held in escrow by the Secretary of HomeTown.

d. Cash Dividends. Any cash dividends with respect to Unvested Shares (defined below) will be held by HomeTown (unsegregated and as part of its general assets) until the Unvested Shares have vested, and will be paid over to the Grantee as soon as the vesting period is completed with respect to the Shares. Prior to the date of vesting, cash dividends related to Unvested Shares will be held in escrow by HomeTown and will be subject to forfeiture, as described in paragraph 2.a., with respect to the Unvested Shares.

e. Stock Dividends or Splits. Whenever Unvested Shares become vested pursuant to paragraph 1.g and are released to the Grantee, a number of Shares equal to the amount of shares issued in the event of stock dividends and splits between the Grant Date and the date of vesting shall also be issued to the Grantee. Prior to the date of vesting, shares related to stock dividends or splits will be held in escrow by HomeTown and will be subject to forfeiture or HomeTown's Repurchase Right (defined below), as the case may be, with respect to the Unvested Shares.

f. Rights Upon Issuance of Shares. Until such time as HomeTown exercises its Repurchase Right with respect to Unvested Shares or such Shares are forfeited, as the case may be, and subject to any restrictions contained in the Plan or this Agreement, the Grantee (or his or her successor in interest) shall have the voting rights of a stockholder with respect to the Shares, including Unvested Shares.

g. Vesting Schedule. The Shares shall vest as provided in the vesting schedule on Schedule A to this Agreement. In no event shall any portion of the Shares vest after the Grantee first ceases to maintain Continuous Status as an Employee (as defined in the Plan), unless the vesting of such shares is accelerated as described in paragraph 7.a. That portion of the Shares that is not vested at the time that the Grantee first ceases to maintain Continuous Status as an Employee (the "Unvested Shares") shall be subject to forfeiture or the Repurchase Right of HomeTown, as the case may be, as described in paragraph 2.

2. Forfeiture and Repurchase Right

a. Forfeiture. With respect to any Shares for which the Purchase Price is not applicable (i.e. the Purchase Price is $0.00), any Unvested Shares (and related cash dividends and Shares related to stock dividends or stock splits) will be forfeited by the Grantee on the date on which Grantee, for any reason, first ceases to maintain Continuous Status as an Employee, unless the vesting of such shares is accelerated as described in paragraph 7.a.

b. Repurchase Right. With respect to any Shares for which a Purchase Price is specified, and notwithstanding any provisions contained in this Agreement to the contrary, HomeTown shall have the right, but not the obligation, to repurchase all or any portion of the Unvested Shares (the "Repurchase Right") at the Purchase Price originally paid by the Grantee for such Unvested Shares. Such Repurchase Right shall be exercisable at any time during the ninety (90) day period that immediately follows the date on which Grantee, for any reason, first ceases to maintain Continuous Status as an Employee, unless the vesting of such shares is accelerated as described in paragraph 7.a.

c. Exercise of Repurchase Right. If HomeTown elects to exercise the Repurchase Right for all or any portion of the Unvested Shares, it shall do so by delivering a written notice of exercise to the Grantee prior to the expiration of the ninety (90) day period described in paragraph 2.b. Such notice shall specify the number of Unvested Shares that HomeTown will repurchase and the date on which the repurchase is to be effected, which date shall be not more than thirty (30) days after the date of the notice. To the extent that one or more certificates representing Unvested Shares may have been previously delivered out of escrow to the Grantee, the Grantee shall, prior to the close of business on the date specified for the repurchase, deliver to the Secretary of HomeTown the certificates representing the Unvested Shares to be repurchased, each certificate to be properly endorsed for transfer. HomeTown shall, concurrently with the receipt of such stock certificates (either from escrow or from the Grantee as herein provided), pay to the Grantee, in cash or cash equivalents, an amount equal to the Purchase Price originally paid by the Grantee for the Unvested Shares that HomeTown elects to repurchase. If HomeTown does not elect to exercise the Purchase Right for all or any portion of the Unvested Shares, in the manner and within the time period described above, then HomeTown shall cease to have any further Repurchase Right with respect to the Unvested Shares that it does not elect to repurchase.

d. Additional Shares or Substitute Securities. In the event of a stock dividend, stock split, recapitalization or other change affecting HomeTown 's outstanding Common Stock as a class (effected, in each case, without receipt by HomeTown of consideration), then any new, substituted or additional securities or other property (including money paid, other than as a regular cash distribution) that is by reason of such transaction distributed with respect to the Shares shall be immediately subject to forfeiture or the Repurchase Right, as the case may be, but only to the extent that such Shares are at the time Unvested Shares. Appropriate adjustments to reflect the distribution of such securities or property shall be made to the number of Shares at the time subject to forfeiture or the Repurchase Right hereunder, as the case may be, and to the price per share to be paid upon the exercise of the Repurchase Right, in order to reflect the effect of any such transaction upon HomeTown 's capital structure; provided, however, that the aggregate Purchase Price shall remain the same.

3. Escrow

a. Deposit. The Grantee hereby authorizes HomeTown to hold in escrow, in accordance with this paragraph 3, all certificates representing Unvested Shares. In the event any such certificates shall come into the possession of the Grantee, the Grantee shall immediately deliver the same to the Secretary of HomeTown for such purposes. The Grantee further agrees to deliver, at the time any Unvested Shares are issued to him, a duly executed Assignment Separate From Certificate, in the form attached hereto as Exhibit A, to accompany any certificates representing Unvested Shares. The certificates representing Unvested Shares shall remain in escrow until such time or times as they are released or surrendered in accordance with paragraph 3.b.

b. <u>Release/Surrender</u>. As to Shares in which the Grantee acquires a vested interest (as described in paragraph 1.g), the certificates representing such Shares shall be released from escrow and delivered to the Grantee as soon as practicable after the Grantee acquires such vested interest. As to Shares that are Unvested Shares at the time that the Grantee first ceases to maintain Continuous Status as an Employee, and which are forfeited or for which HomeTown elects to exercise the Repurchase Right with respect to all or any portion of such Unvested Shares, as the case may be and as provided in paragraph 2, certificates representing the Unvested Shares that are forfeited or that HomeTown elects to repurchase shall be delivered to HomeTown, concurrently with the payment to the Grantee, in cash or cash equivalent, of an amount equal to the aggregate Purchase Price, if any, for such Unvested Shares, and the Grantee shall cease to have any further rights or claims with respect to such Unvested Shares. As to Shares that are Unvested Shares at the time that the Grantee first ceases to maintain Continuous Status as an Employee and for which a Purchase Price is applicable, if HomeTown does not elect to exercise the Repurchase Right, as provided in paragraph 2, or elects to exercise the Repurchase Right with respect to less than all of the Unvested Shares, certificates for Unvested Shares that HomeTown does not elect to repurchase shall be delivered to the Grantee, and HomeTown shall cease to have any further Repurchase Right with respect to such Unvested Shares.

c. <u>Prohibition on Transfer</u>. The Grantee shall not sell, transfer, pledge, hypothecate or otherwise dispose of Unvested Shares, and any such sale, transfer or pledge in violation of this Agreement shall be void. HomeTown shall not be required *(i)* to transfer on its books any Shares that shall have been sold or transferred in violation of this Agreement, or *(ii)* to accord any rights (including, without limitation, the right to vote, to receive dividends, or to receive the proceeds of liquidation) to any transferee to whom such Shares shall have been so transferred.

4. **Legends**. In order to reflect restrictions on disposition of the Unvested Shares, each certificate representing Shares may be endorsed with a legend substantially as follows, in addition to any other legends that HomeTown deems to be necessary or advisable:

> THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE RESTRICTIONS SET FORTH IN A RESTRICTED STOCK AWARD AGREEMENT, DATED _______________, A COPY OF WHICH IS ON FILE AT THE OFFICE OF HOMETOWN AND THE PROVISIONS OF WHICH ARE INCORPORATED HEREIN BY REFERENCE.

5. **Section 83(b) Election**. The Grantee understands and acknowledges that:

a. Under Section 83 of the Internal Revenue Code of 1986, as amended (the "Code"), the excess of the fair market value of the Shares at the time that any restrictions on the Shares lapse over the Purchase Price for the Shares is taxed, as ordinary income, in the taxable year in which such restrictions lapse. In this context, "restriction" means the mandatory forfeiture of the Unvested Shares under circumstances or the right of HomeTown to buy back the Shares pursuant to the Repurchase Right.

b. If Section 83 of the Code is applicable, the Grantee may file a special election ("Section 83(b) Election") so that the excess of the fair market value of the Shares at the time the Shares are transferred to him/her (rather than the time that any restrictions on the Shares lapse) over the Purchase Price for the Shares is taxed, as ordinary income, in the taxable year in which the Shares are transferred to him/her (rather than the taxable year in which any restrictions lapse). Even if the fair market value of the Shares equals the amount paid for the Shares, the election must be made to avoid adverse tax consequences in the future.

c. The Participant will not be entitled to a deduction for any ordinary income previously recognized as a result of making a Section 83(b) Election, if the Unvested Shares are subsequently forfeited to HomeTown.

d. If the value of the Unvested Shares declines after a Section 83(b) Election, such election may cause the Grantee to recognize more compensation income than he/she would have otherwise recognized.

e. There may be tax reporting, payroll tax and withholding tax requirements relating to the acquisition, and/or the subsequent vesting, of Shares.

f. THE FORM FOR MAKING A SECTION 83(b) ELECTION IS ATTACHED HERETO AS EXHIBIT B. IF THE GRANTEE CHOOSES TO MAKE SUCH AN ELECTION, THIS FORM MUST BE FILED NO LATER THAN THIRTY (30) DAYS AFTER THE SHARES ARE TRANSFERRED TO HIM. FAILURE TO MAKE A TIMELY SECTION 83(b) ELECTION MAY RESULT IN THE RECOGNITION OF ORDINARY INCOME BY THE GRANTEE AS THE REPURCHASE RIGHT LAPSES. IT IS THE GRANTEE'S SOLE RESPONSIBILITY, AND NOT HOMETOWN'S, TO MAKE A TIMELY SECTION 83(b) ELECTION.

g. THE GRANTEE IS ADVISED TO SEEK INDEPENDENT ADVICE REGARDING THE APPLICABLE PROVISIONS OF ANY TAX LAWS RELATING TO HIS ACQUISITION OF ANY SHARES.

6. **Securities Law Compliance**. Notwithstanding any contrary provisions of this Agreement, the Shares may not be sold, assigned or transferred, unless they are registered

under applicable Federal and state securities laws and regulations or, if the Shares are not then so registered, an exemption from such registration is available.

7. Miscellaneous

a. Corporate Sale Transactions. In the event of the merger or reorganization of HomeTown with or into any other corporation, the sale of substantially all of the assets of HomeTown, or a dissolution or liquidation of HomeTown (collectively, "Sale Transaction"), (1) the vesting schedule for otherwise Unvested Shares shall be accelerated so that such Shares will be fully vested; and (2) the forfeiture and Repurchase Right provisions set forth in paragraph 2 shall lapse and be unenforceable as to such previously Unvested Shares.

b. Successors in Interest. This Agreement and all of its terms, conditions and covenants are intended to be fully effective and binding, to the extent permitted by law, on the heirs, executors, administrators, successors and permitted assigns of the parties hereto.

c. Spousal Consent. If the Grantee is married, the Grantee shall obtain the signature of the Grantee's spouse as set forth on the Consent of Spouse below. The Grantee's failure to obtain such consent shall constitute a representation by the Grantee, on which HomeTown shall rely, that the Grantee is unmarried and that the Grantee has sole authority with respect to the Grantee's actions regarding the Shares.

d. No Right to Employment. Nothing in this Agreement shall affect in any manner whatsoever the right or power of HomeTown to terminate the Grantee's employment with HomeTown, or the Grantee's ability to quit HomeTown's employment, with or without cause, at any time.

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first indicated above.

__________, AS GRANTEE:

HOMETOWN FINANCIAL SERVICES, INC.,
a Washington corporation

____

By: ______________________________

Print Name: ____________________

Title: ______________________________

Address: ____________________

____

____

Social Security No. ______________

________ hereby acknowledges that he has received a copy of the Plan.

____

Print Name: ______________________________

Spousal Acknowledgement

The undersigned spouse of Grantee has read and hereby approves the foregoing Agreement. In partial consideration of HomeTown granting to Grantee the right to acquire the Shares in accordance with the terms of this Agreement, the undersigned hereby agrees to be irrevocably bound by all the terms of such Agreement, including, without limitation, the right of the HomeTown to repurchase any Unvested Shares of Grantee pursuant to this Agreement.

____

Print Name:____________________________

Address: ____________________________

____

____

Social Security No. ______________________

EXHIBIT A

ASSIGNMENT SEPARATE FROM CERTIFICATE

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto, ________________________________, _______________________ (______) shares of the Common Stock of HomeTown Financial Services, Inc., a Washington corporation, standing in the undersigned's name on the books of said corporation represented by Certificate No. ____ herewith, and does hereby irrevocably constitute and appoint ___________ as attorney-in-fact, to transfer the said stock on the books of the said corporation with full power of substitution in the premises.

Dated: ____________________, _____

____

Print Name: ___________________________________

EXHIBIT B

SECTION 83(b) TAX ELECTION

The undersigned hereby elects pursuant to Internal Revenue Code § 83(b) with respect to the property described in paragraph 2 below and supplies the following information in accordance with the regulations promulgated thereunder:

1. *The name, address and taxpayer identification number of the undersigned are:*

____

____

____

Taxpayer I.D. No. _______________

2. *Description of property with respect to which the election is being made:*

____________ shares of Common Stock, no par value, in HomeTown Financial Services, Inc. ("HomeTown").

3. *Date on which property is transferred and taxable year for which the election is made:*

The transfer of the property described in paragraph 2 occurred on ___________, when the restrictions described in paragraph 4 were imposed.

The taxable year for which this election is made is calendar year __________.

4. *The nature of the restriction(s) to which the property is subject is:*

The subject shares are subject to a Restricted Stock Award Agreement between the shareholder and HomeTown dated ________________, _________ (the "Award Agreement") pursuant to which the shares are subject to forfeiture or a right of purchase by HomeTown in the event that the shareholder's service to HomeTown is voluntarily terminated or terminated for cause, as defined in the Award Agreement. If the right of repurchase is exercised, the purchase price is the price originally paid for the share by taxpayer. The right of repurchase lapses as to ___________ of the original number of shares acquired by taxpayer as the shareholder completes each year of continuous service with HomeTown.

The property is non-transferable in the taxpayer's hands, by virtue of language to that effect stamped on the stock certificate.

5. *Fair market value:*

On the date the restrictions described in paragraph 4 were imposed, the shares described in paragraph 2 had a fair market value of ______________________.

6. *Amount paid for property:*

None, the property had a purchase price of –0–.

7. *Furnishing statement to employer:*

A copy of this statement has been furnished to HomeTown, as required by Reg. § 1.83(b)-2(d).

Dated: ____________________.

____

Print Name:________________________________

THIS ELECTION MUST BE FILED WITH THE INTERNAL REVENUE SERVICE CENTER WITH WHICH TAXPAYER FILES HIS OR HER FEDERAL INCOME TAX RETURNS. THE ELECTION MUST BE FILE WITHIN THIRTY (30) DAYS AFTER THE TRANSFER OF SHARES TO HIM OR HER. THIS FILING SHOULD BE MADE BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED. PURCHASER MUST RETAIN TWO (2) COPIES OF THE COMPLETED FORM FOR FILING WITH HIS OR HER FEDERAL AND STATE TAX RETURNS FOR THE CURRENT TAXABLE YEAR AND AN ADDITIONAL COPY FOR HIS OR HER RECORDS.

Schedule A

Number of Shares	Vesting Event	Deadline for Vesting Event*
(i) 500; or (ii) 350; or (iii) 200	Removal of Administrative Action on the Bank by the OCC	(i) By September, 2005; or (ii) By December 2005; or (iii) By June 2006
400	Bringing the Bank's Asset Depreciation to Tier 1 Capital within appropriate guidelines	[________]
200	Lowering and keeping the Bank under 85% loan-to-deposit ration	[________]
200	Returning the Bank's CAMELS rating (as determined by the OCC) to a "2" rating	[________]
100	For improving and keeping the Bank's Return on Assets (ROA) to 1.5%. An additional 100 shares to be granted when the ROA reaches 1.6%; and an additional 100 shared to be granted when the ROA reaches 1.7%.	[________]
100	For bringing the Bank's Return on Investment to above 18%. An additional 100 shares to be granted for bringing the Bank's Return on Investment to above 20%; and an additional 100 shares to be granted for bringing the Bank's Return on Investment to above 22%.	[________]

* If the Vesting Event does not occur prior to the Deadline, the Unvested Shares related to that Vesting Event will be forfeited and will not vest in any event.

HomeTown National Bank

Exhibit 6.4

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (**"Agreement"**) is entered into by and among HOMETOWN NATIONAL BANK, a national bank located in Longview, Washington (the "**Bank**"), HOMETOWN FINANCIAL SERVICES, INC., a Washington corporation (the "**Company**," together with the Bank, "**HomeTown**") and PAUL J. THIELEN (**"Executive"**) as of the 15th day of July, 2005.

RECITALS

A. HomeTown wishes to employ Executive from and after the Effective Date (defined below), pursuant to the terms and conditions of this Agreement. For purposes of this Agreement, the term "HomeTown" refers to HomeTown National Bank, HomeTown Financial Services, Inc., and any successor in interest of either entity.

B. Executive wishes to be employed by HomeTown from and after the Effective Date, pursuant to the terms and conditions of this Agreement.

AGREEMENT

The parties agree as follows.

1. **Employment**. HomeTown agrees to employ Executive, and Executive accepts employment by HomeTown, on the terms and conditions set forth in this Agreement. Executive's title will be President and Chief Executive Officer (**"CEO"**) of the Bank and the Company. During the Term of this Agreement, Executive will also serve as a director of the Bank and the Company. Upon termination of his employment for any reason, Executive will resign as a director of the Bank and the Company.

2. **Effective Date and Term**.

(a) Effective Date. This Agreement is effective as July 15, 2005.

(b) Term. The term of this Agreement (**"Term"**) is three (3) years, beginning on the Effective Date.

(c) Failure to Renew Term. If the parties do not renew this Agreement at the end of the Term, then at that time (i) Executive shall be deemed an at-will employee of HomeTown, (ii) Executive shall cease to have any right to continued employment under this Agreement, and (iii) upon termination of his employment, Executive shall only be entitled to receive the salary and bonuses earned and reimbursable expenses incurred through the date of such termination, except as otherwise expressly provided herein.

3. **Duties.** Executive will faithfully and diligently perform the duties assigned to Executive from time to time by the boards of directors of HomeTown (the **"Board"**). Executive will use his best efforts to perform his duties and will devote full time and attention to these duties during working hours. These duties will include, without limitation, the following:

(a) HomeTown's Performance. Executive will be responsible for all aspects of HomeTown's performance, including, without limitation, directing that daily operational and managerial matters are performed in a manner consistent with HomeTown's policies. These duties will also include performing all other tasks in connection with HomeTown's management and affairs that are normal and customary to Executive's position.

(b) Development and Preservation of Business. Executive will be responsible for the development and preservation of banking relationships and other business development efforts (including appropriate civic and community activities) in HomeTown's market areas.

(c) Report to Board. Executive will report directly to the Board. The Board may, from time to time, modify Executive's title or add to, delete from, or modify Executive's performance responsibilities to accommodate any management objectives. Executive will assume any additional positions, duties, and responsibilities as may reasonably be requested of him with or without additional compensation, as appropriate and consistent with *Sections 3(a)*, *3(b)*, and *3(c)* of this Agreement.

4. **Salary.** During the Term, Executive will receive a minimum base salary of $100,000 per year, to be paid in accordance with the Bank's regular payroll schedule. The Board will review Executive's base salary each year in December.

5. **Bonuses.** Executive will be eligible to receive bonuses, at the Board's discretion, pursuant to any bonus arrangements currently in place for HomeTown. In addition, Executive may also be awarded certain restricted stock awards, including pursuant to the "Restricted Stock Award Agreement" attached as Schedule A.

6. **Stock Options.** The Company may grant Executive incentive stock options to purchase shares of the Company's common stock at the fair market value of such shares on the date of grant. Any such incentive stock options shall be evidenced by an incentive stock option agreement to be entered into by Company and Executive.

7. **Deferred Compensation.** Employee has the right to defer a percentage of salary at his own discretion up to the maximum allowed by Internal Revenue Service.

8. **Business Expenses.** HomeTown will reimburse Executive for ordinary and necessary expenses (including, without limitation, travel, entertainment, and similar expenses) incurred in performing and promoting HomeTown's business. Executive will present from time to time itemized accounts of these expenses, subject to any limits of HomeTown policy or the rules and regulations of the Internal Revenue Service.

(a) Country Club and Local Service Club Dues. HomeTown shall pay Executive's monthly dues for membership in the Longview Golf and Country Club, the Longview Chamber of Commerce, and up to three (3) local service clubs.

(b) Car Allowance. During the Term, Executive shall receive a monthly car allowance of $500.

9. **Benefits; Vacation; Sick Leave; Life Insurance.** Subject to eligibility requirements and in accordance with and subject to any policies adopted by the Board of the Bank with respect to any benefit plans or programs, Executive will be entitled to receive benefits similar to those offered

to other executive officers of HomeTown with positions and duties comparable to those of Executive. Executive shall be entitled to four (4) weeks of annual vacation to be taken at the convenience of HomeTown in accordance with applicable HomeTown policies. Executive will also be entitled to five (5) paid personal days per year, to be at Executive's discretion and used within the calendar year earned. HomeTown may, in its sole discretion, purchase key-man life insurance covering Executive and designating HomeTown as the beneficiary. If HomeTown elects to purchase such insurance, Executive will cooperate with and assist HomeTown with respect thereto.

10. Termination of Employment

(a) Termination By HomeTown for Cause or by Executive without Good Reason. If, during the Term, HomeTown terminates Executive's employment for Cause or Executive terminates his employment without Good Reason, then (i) HomeTown will pay Executive the salary earned, reimbursable expenses incurred and the portion of the Annuity funded through the date of such termination, and (ii) this Agreement will terminate immediately on the date of such termination. Executive will have no right to receive compensation or other benefits for any period after termination under this *Section 10(a)*.

(b) Termination By HomeTown without Cause or by Executive with Good Reason. If, during the Term, HomeTown terminates Executive's employment without Cause or Executive resigns from HomeTown with Good Reason, then (i) HomeTown will continue to pay Executive his monthly base salary then in effect for six (6) months following such termination (the **"Termination Payments"**), (ii) Executive will be subject to the noncompetition and nonsolicitation restrictions in *Section 14* for the period of time during which he receives the Termination Payments, and (iii) this Agreement (other than provisions hereof that survive termination) will terminate immediately on the date of such termination.

(c) Death or Disability. This Agreement terminates (1) if Executive dies or (2) if Executive is unable to perform his duties and obligations under this Agreement for a period of 90 days as a result of a physical or mental disability arising at any time during the term of this Agreement, unless with reasonable accommodation Executive could continue to perform his duties under this Agreement and making these accommodations would not pose an undue hardship on HomeTown. If termination occurs under this *Section 10(c)*, Executive or his estate will be entitled to receive all compensation and benefits earned and reimbursable expenses incurred through the date Executive's employment terminated.

(d) Change in Control. If, during the Term, there is a Change In Control of the Company or the Bank in which Executive has a diminution in title, responsibilities or compensation from his current position as President and CEO, then HomeTown will continue to pay Executive his monthly base salary then in effect for one year following such termination (the **"Change in Control Termination Payments"**),. **"Change in Control"** means a change "in the ownership or effective control" or "in the ownership of a substantial portion of the assets" of HomeTown, within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended; provided however, that an internal reorganization of HomeTown shall not constitute a Change in Control.

11. **Definitions.**

(a) Cause. **"Cause"** means only any one or more of the following:

(1) Willful misfeasance or gross negligence in the performance of Executive's duties.

(2) Conviction of a crime in connection with his duties.

(3) Conduct demonstrably and significantly harmful to HomeTown, as reasonably determined on the advice of legal counsel by the Company and the Bank's board of directors.

(b) Good Reason. **"Good Reason"** means only any one or more of the following:

(1) Reduction, without Executive's consent, of Executive's salary or elimination of any compensation or benefit plan benefiting Executive.

(2) The assignment to Executive without his consent of any authority or duties materially inconsistent with Executive's position as of the date of this Agreement.

(3) A relocation or transfer of Executive's principal place of employment that would increase Executive's commute as of the Effective Date by more than 40 miles each way on a regular basis, unless Executive consents to the relocation or transfer.

12. **Confidentiality.** During the Term and for three (3) years following expiration of the Term, Executive will not use for his own purposes or disclose to any other person or entity any confidential information concerning HomeTown or its business operations or customers, unless (1) HomeTown consents to the use or disclosure of its confidential information, (2) the use or disclosure is consistent with Executive's duties under this Agreement, or (3) disclosure is required by law or court order.

13. **Return of HomeTown Property.** If and when Executive ceases, for any reason, to be employed by HomeTown, Executive must return to HomeTown all keys, pass cards, identification cards and any other property of the Bank. At the same time, Executive also must return to HomeTown all originals and copies (whether in hard copy, electronic or other form) of any documents, drawings, notes, memoranda, designs, devices, diskettes, tapes, manuals, and specifications which constitute proprietary information or material of HomeTown. The obligations in this paragraph include the return of documents and other materials which may be in Executive's desk at work, in Executive's car or place of residence, or in any other location under Executive's control.

14. **Noncompetition.**

(a) Participation in a Competing Business. Except as otherwise expressly provided in this Agreement, while Executive is employed by HomeTown pursuant to this Agreement and for so long as Executive receives any Termination Payments or Change in Control

Termination Payments, as the case may be, Executive will not become involved with a Competing Business or serve, directly or indirectly, a Competing Business in any manner, including, without limitation, as a shareholder, member, partner, director, officer, manager, investor, organizer, "founder," employee, consultant, or agent; provided, however, that Executive may acquire and passively own an interest not exceeding 1% of the total equity interest in any entity (whether or not such entity is a Competing Business).

(b) No Solicitation. Except as otherwise expressly provided in this Agreement, while Executive is employed by HomeTown pursuant to this Agreement and for so long as Executive receives any Termination Payments, Executive will not directly or indirectly solicit or attempt to solicit (1) any employees of HomeTown to leave their employment or (2) any customers of HomeTown to remove their business from HomeTown. Solicitation prohibited under this Section includes solicitation by any means, including, without limitation, meetings, letters or other mailings, electronic communications of any kind, and internet communications.

(c) Employment Outside Cowlitz County, Washington. Nothing in this *Section 14* prevents Executive from accepting employment outside Cowlitz County, Washington, from a Competing Business, as long as Executive will not (a) act as an employee or other representative or agent of the Competing Business within Cowlitz County, Washington or (b) have any responsibilities for the Competing Business' operations within Cowlitz County, Washington.

(d) Competing Business. **"Competing Business"** means any financial institution or trust company (including without limitation, any start-up or other financial institution or trust company in formation) that competes with, or will compete with, the Bank in Cowlitz County, Washington.

15. Enforcement.

(a) HomeTown and Executive stipulate that, in light of all of the facts and circumstances of the relationship between Executive and HomeTown, the agreements referred to in *Section 14* (including without limitation their scope, duration and geographic extent) are fair and reasonably necessary for the protection of HomeTown's confidential information, goodwill and other protectable interests. If a court of competent jurisdiction should decline to enforce any of those covenants and agreements, Executive and HomeTown request the court to reform these provisions to restrict Executive's use of confidential information and Executive's ability to compete with HomeTown to the maximum extent, in time, scope of activities, and geography, the court finds enforceable.

(b) Executive acknowledges that HomeTown will suffer immediate and irreparable harm that will not be compensable by damages alone, if Executive repudiates or breaches any of the provisions of *Section 14* threatens or attempts to do so. For this reason, under these circumstances, HomeTown, in addition to and without limitation of any other rights, remedies or damages available to it at law or in equity, will be entitled to obtain temporary, preliminary, and permanent injunctions in order to prevent or restrain the breach, and HomeTown will not be required to post a bond as a condition for the granting of this relief.

16. **Adequate Consideration.** Executive specifically acknowledges the receipt of adequate consideration for the covenants contained in *Section 14* and that HomeTown is entitled to require him to comply with that Section. *Section 14* will survive termination of this Agreement. Executive represents that if his employment is terminated, whether voluntarily or involuntarily, Executive has experience and capabilities sufficient to enable Executive to obtain employment in areas which do not violate this Agreement and that HomeTown's enforcement of a remedy by way of injunction will not prevent Executive from earning a livelihood.

17. **Arbitration**.

(a) Arbitration. At either party's request, the parties must submit any dispute, controversy or claim arising out of or in connection with, or relating to, this Agreement or any breach or alleged breach of this Agreement, to arbitration under the American Arbitration Association's rules then in effect (or under any other form of arbitration mutually acceptable to the parties). A single arbitrator agreed on by the parties will conduct the arbitration. If the parties cannot agree on a single arbitrator, each party must select one arbitrator and those two arbitrators will select a third arbitrator. This third arbitrator will hear the dispute. The arbitrator's decision is final (except as otherwise specifically provided by law) and binds the parties, and either party may request any court having jurisdiction to enter a judgment and to enforce the arbitrator's decision. The arbitrator will provide the parties with a written decision naming the substantially prevailing party in the action. This prevailing party is entitled to reimbursement from the other party for its costs and expenses, including reasonable attorneys' fees.

(b) Governing Law. All proceedings will be held at a place designated by the arbitrator in Cowlitz County, Washington. The arbitrator, in rendering a decision as to any state law claims, will apply Washington law.

(c) Exception to Arbitration. Notwithstanding the above, if Executive violates *Section 14*, the Bank will have the right to initiate the court proceedings described in *Section 15(b)*, in lieu of an arbitration proceeding under this *Section 17*. HomeTown may initiate these proceedings wherever appropriate within Washington State; but Executive will consent to venue and jurisdiction in Cowlitz County, Washington.

18. **Miscellaneous Provisions**.

(a) Entire Agreement. This Agreement constitutes the entire understanding between the parties concerning its subject matter and supersedes all prior agreements or term sheets, whether written or oral.

(b) Binding Effect. This Agreement will bind and inure to the benefit of HomeTown's and Executive's heirs, legal representatives, successors and assigns.

(c) Litigation Expenses. If either party successfully seeks to enforce any provision of this Agreement or to collect any amount claimed to be due under it, this party will be entitled to reimbursement from the other party for any and all of its out-of-pocket expenses and costs, including, without limitation, reasonable attorneys' fees and costs incurred in connection with the enforcement or collection.

(d) Waiver. Any waiver by a party of its rights under this Agreement must be written and signed by the party waiving its rights. A party's waiver of the other party's breach of any provision of this Agreement will not operate as a waiver of any other breach by the breaching party.

(e) Counsel Review. Executive acknowledges that he has consulted with independent counsel with respect to the negotiation, preparation, and execution of this Agreement.

(f) Assignment. The services to be rendered by Executive under this Agreement are unique and personal. Accordingly, Executive may not assign any of his rights or duties under this Agreement.

(g) Amendment. This Agreement may be modified only through a written instrument signed by both parties.

(h) Severability. The provisions of this Agreement are severable. The invalidity of any provision will not affect the validity of other provisions of this Agreement.

(i) Governing Law and Venue. This Agreement will be governed by and construed in accordance with Washington law, except to the extent that certain matters may be governed by federal law. The parties must bring any legal proceeding arising out of this Agreement in Cowlitz County, Washington, and the parties will submit to jurisdiction in that county.

(j) Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document.

In witness whereof, the parties have executed this Employment Agreement as of the day and year first written above.

HOMETOWN NATIONAL BANK



By ______________________
James Hulbert
Chairman of the Board of Directors

HOMETOWN FINANCIAL SERVICES, INC.



By ______________________
James Hulbert
Chairman of the Board of Directors

PAUL J. THIELEN, individually



____
PAUL J. THIELEN

HomeTown National Bank

Exhibit 6.5

EMPLOYMENT AGREEMENT - COO

THIS EMPLOYMENT AGREEMENT (**"Agreement"**) is entered into by and among HOMETOWN NATIONAL BANK, a national bank located in Longview, Washington (the "**Bank**"), HOMETOWN FINANCIAL SERVICES, INC., a Washington corporation (the "**Company**," together with the Bank, "**HomeTown**") and HELEN M. SMITH (**"Executive"**) as of the 10th day of August, 2005.

RECITALS

A. HomeTown wishes to employ Executive from and after the Effective Date (defined below), pursuant to the terms and conditions of this Agreement. For purposes of this Agreement, the term "HomeTown" refers to HomeTown National Bank, HomeTown Financial Services, Inc., and any successor in interest of either entity.

B. Executive wishes to be employed by HomeTown from and after the Effective Date, pursuant to the terms and conditions of this Agreement.

AGREEMENT

The parties agree as follows.

1. **Employment**. HomeTown agrees to employ Executive, and Executive accepts employment by HomeTown, on the terms and conditions set forth in this Agreement. Executive's title will be Vice President and Chief Operating Officer (**"COO"**) of the Bank and the Company.

2. **Effective Date and Term.**

(a) Effective Date. This Agreement is effective as August 10, 2005.

(b) Term. The term of this Agreement (**"Term"**) is three (3) years, beginning on the Effective Date.

(c) Failure to Renew Term. If the parties do not renew this Agreement at the end of the Term, then at that time (i) Executive shall be deemed an at-will employee of HomeTown, (ii) Executive shall cease to have any right to continued employment under this Agreement, and (iii) upon termination of her employment, Executive shall only be entitled to receive the salary and bonuses earned and reimbursable expenses incurred through the date of such termination, except as otherwise expressly provided herein.

3. **Duties.** Executive will faithfully and diligently perform the duties assigned to Executive from time to time by the boards of directors of HomeTown (the **"Board"**). Executive will use her best efforts to perform her duties and will devote full time and attention to these duties during working hours. These duties will include, without limitation, the following:

(a) HomeTown's Performance. Executive will be responsible for all aspects of HomeTown's performance, directing that daily operational and managerial matters are performed in a manner consistent with HomeTown's policies. These duties will also include performing all other tasks in connection with HomeTown's management and affairs that are normal and customary to Executive's position.

(b) Development and Preservation of Business. Executive will be responsible for the development and preservation of banking relationships and other business development efforts (including appropriate civic and community activities) in HomeTown's market areas.

(c) Report to President/CEO. Executive will report directly to the Board. The CEO and/or Board may, from time to time, modify Executive's title or add to, delete from, or modify Executive's performance responsibilities to accommodate any management objectives. Executive will assume any additional positions, duties, and responsibilities as may reasonably be requested of her with or without additional compensation, as appropriate and consistent with *Sections 3(a)*, *3(b)*, and *3(c)* of this Agreement.

4. **Salary.** During the Term, Executive will receive a minimum base salary of $65,000 per year, to be paid in accordance with the Bank's regular payroll schedule. The Board will review Executive's base salary each year in December.

5. **Bonuses.** Executive will be eligible to receive bonuses, at the Board's discretion, pursuant to any bonus arrangements currently in place for HomeTown. In addition, Executive may also be awarded certain restricted stock awards, including pursuant to the "Restricted Stock Award Agreement" attached as Schedule A.

6. **Stock Options.** The Company may grant Executive incentive stock options to purchase shares of the Company's common stock at the fair market value of such shares on the date of grant. Any such incentive stock options shall be evidenced by an incentive stock option agreement to be entered into by Company and Executive.

7. **Deferred Compensation.** Employee has the right to defer a percentage of salary at her own discretion up to the maximum allowed by Internal Revenue Service.

8. **Business Expenses.** HomeTown will reimburse Executive for ordinary and necessary expenses (including, without limitation, travel, entertainment, and similar expenses) incurred in performing and promoting HomeTown's business. Executive will present from time to time itemized accounts of these expenses, subject to any limits of HomeTown policy or the rules and regulations of the Internal Revenue Service.

9. **Benefits; Vacation; Sick Leave; Life Insurance.** Subject to eligibility requirements and in accordance with and subject to any policies adopted by the Board of the Bank with respect to any benefit plans or programs, Executive will be entitled to receive benefits similar to those offered to other executive officers of HomeTown with positions and duties comparable to those of Executive. Executive shall be entitled to four (4) weeks of annual vacation to be taken at the convenience of HomeTown in accordance with applicable HomeTown policies. Executive will also be entitled to five (5) paid personal days per year, to be at Executive's discretion and used within the calendar year earned.

10. **Termination of Employment**

(a) Termination By HomeTown for Cause or by Executive without Good Reason. If, during the Term, HomeTown terminates Executive's employment for Cause or Executive terminates her employment without Good Reason, then (i) HomeTown will pay Executive the salary earned, reimbursable expenses incurred and the portion of the

Annuity funded through the date of such termination, and (ii) this Agreement will terminate immediately on the date of such termination. Executive will have no right to receive compensation or other benefits for any period after termination under this *Section 10(a)*.

(b) Termination By HomeTown without Cause or by Executive with Good Reason. If, during the Term, HomeTown terminates Executive's employment without Cause or Executive resigns from HomeTown with Good Reason, then (i) HomeTown will continue to pay Executive her monthly base salary then in effect for three (3) months following such termination (the **"Termination Payments"**), (ii) Executive will be subject to the noncompetition and nonsolicitation restrictions in *Section 14* for the period of time during which he receives the Termination Payments, and (iii) this Agreement (other than provisions hereof that survive termination) will terminate immediately on the date of such termination.

(c) Death or Disability. This Agreement terminates (1) if Executive dies or (2) if Executive is unable to perform her duties and obligations under this Agreement for a period of 90 days as a result of a physical or mental disability arising at any time during the term of this Agreement, unless with reasonable accommodation Executive could continue to perform her duties under this Agreement and making these accommodations would not pose an undue hardship on HomeTown. If termination occurs under this *Section 10(c)*, Executive or her estate will be entitled to receive all compensation and benefits earned and reimbursable expenses incurred through the date Executive's employment terminated.

(d) Change in Control. If, during the Term, there is a Change In Control of the Company or the Bank in which Executive has a diminution in title, responsibilities or compensation from her current position as Vice President and COO, then HomeTown will continue to pay Executive her monthly base salary then in effect for six months following such termination (the **"Change in Control Termination Payments"**),. **"Change in Control"** means a change "in the ownership or effective control" or "in the ownership of a substantial portion of the assets" of HomeTown, within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended; provided however, that an internal reorganization of HomeTown shall not constitute a Change in Control.

11. Definitions.

(a) Cause. **"Cause"** means only any one or more of the following:

(1) Willful misfeasance or gross negligence in the performance of Executive's duties.

(2) Conviction of a crime in connection with her duties.

(3) Conduct demonstrably and significantly harmful to HomeTown, as reasonably determined on the advice of legal counsel by the Company and the Bank's board of directors.

(b) Good Reason. **"Good Reason"** means only any one or more of the following:

(1) Reduction, without Executive's consent, of Executive's salary or elimination of any compensation or benefit plan benefiting Executive.

(2) The assignment to Executive without her consent of any authority or duties materially inconsistent with Executive's position as of the date of this Agreement.

(3) A relocation or transfer of Executive's principal place of employment that would increase Executive's commute as of the Effective Date by more than 40 miles each way on a regular basis, unless Executive consents to the relocation or transfer.

12. **Confidentiality**. During the Term and for three (3) years following expiration of the Term, Executive will not use for her own purposes or disclose to any other person or entity any confidential information concerning HomeTown or its business operations or customers, unless (1) HomeTown consents to the use or disclosure of its confidential information, (2) the use or disclosure is consistent with Executive's duties under this Agreement, or (3) disclosure is required by law or court order.

13. **Return of HomeTown Property**. If and when Executive ceases, for any reason, to be employed by HomeTown, Executive must return to HomeTown all keys, pass cards, identification cards and any other property of the Bank. At the same time, Executive also must return to HomeTown all originals and copies (whether in hard copy, electronic or other form) of any documents, drawings, notes, memoranda, designs, devices, diskettes, tapes, manuals, and specifications which constitute proprietary information or material of HomeTown. The obligations in this paragraph include the return of documents and other materials which may be in Executive's desk at work, in Executive's car or place of residence, or in any other location under Executive's control.

14. **Noncompetition.**

(a) Participation in a Competing Business. Except as otherwise expressly provided in this Agreement, while Executive is employed by HomeTown pursuant to this Agreement and for so long as Executive receives any Termination Payments or Change in Control Termination Payments, as the case may be, Executive will not become involved with a Competing Business or serve, directly or indirectly, a Competing Business in any manner, including, without limitation, as a shareholder, member, partner, director, officer, manager, investor, organizer, "founder," employee, consultant, or agent; provided, however, that Executive may acquire and passively own an interest not exceeding 1% of the total equity interest in any entity (whether or not such entity is a Competing Business).

(b) No Solicitation. Except as otherwise expressly provided in this Agreement, while Executive is employed by HomeTown pursuant to this Agreement and for so long as Executive receives any Termination Payments, Executive will not directly or indirectly solicit or attempt to solicit (1) any employees of HomeTown to leave their employment or (2) any customers of HomeTown to remove their business from HomeTown. Solicitation prohibited under this Section includes solicitation by any means, including, without limitation, meetings, letters or other mailings, electronic communications of any kind, and internet communications.

(c) Employment Outside Cowlitz County, Washington. Nothing in this *Section 14* prevents Executive from accepting employment outside Cowlitz County, Washington, from a Competing Business, as long as Executive will not (a) act as an employee or other representative or agent of the Competing Business within Cowlitz County, Washington or (b) have any responsibilities for the Competing Business' operations within Cowlitz County, Washington.

(d) Competing Business. **"Competing Business"** means any financial institution or trust company (including without limitation, any start-up or other financial institution or trust company in formation) that competes with, or will compete with, the Bank in Cowlitz County, Washington.

15. Enforcement.

(a) HomeTown and Executive stipulate that, in light of all of the facts and circumstances of the relationship between Executive and HomeTown, the agreements referred to in *Section 14* (including without limitation their scope, duration and geographic extent) are fair and reasonably necessary for the protection of HomeTown's confidential information, goodwill and other protectable interests. If a court of competent jurisdiction should decline to enforce any of those covenants and agreements, Executive and HomeTown request the court to reform these provisions to restrict Executive's use of confidential information and Executive's ability to compete with HomeTown to the maximum extent, in time, scope of activities, and geography, the court finds enforceable.

(b) Executive acknowledges that HomeTown will suffer immediate and irreparable harm that will not be compensable by damages alone, if Executive repudiates or breaches any of the provisions of *Section 14* threatens or attempts to do so. For this reason, under these circumstances, HomeTown, in addition to and without limitation of any other rights, remedies or damages available to it at law or in equity, will be entitled to obtain temporary, preliminary, and permanent injunctions in order to prevent or restrain the breach, and HomeTown will not be required to post a bond as a condition for the granting of this relief.

16. Adequate Consideration. Executive specifically acknowledges the receipt of adequate consideration for the covenants contained in *Section 14* and that HomeTown is entitled to require her to comply with that Section. *Section 14* will survive termination of this Agreement. Executive represents that if her employment is terminated, whether voluntarily or involuntarily, Executive has experience and capabilities sufficient to enable Executive to obtain employment in areas which do not violate this Agreement and that HomeTown's enforcement of a remedy by way of injunction will not prevent Executive from earning a livelihood.

17. Arbitration.

(a) Arbitration. At either party's request, the parties must submit any dispute, controversy or claim arising out of or in connection with, or relating to, this Agreement or any breach or alleged breach of this Agreement, to arbitration under the American Arbitration Association's rules then in effect (or under any other form of arbitration mutually acceptable to the parties). A single arbitrator agreed on by the parties will conduct the arbitration. If the parties cannot agree on a single arbitrator, each party must select one arbitrator and those two arbitrators will select a third arbitrator. This third arbitrator will hear the dispute. The arbitrator's decision is final (except as otherwise specifically provided by law) and binds the parties, and either party may request any court having jurisdiction to enter a judgment and to enforce the arbitrator's decision. The arbitrator will provide the parties with a written decision naming the substantially prevailing party in the action. This prevailing party is entitled to reimbursement from the other party for its costs and expenses, including reasonable attorneys' fees.

(b) Governing Law. All proceedings will be held at a place designated by the arbitrator in Cowlitz County, Washington. The arbitrator, in rendering a decision as to any state law claims, will apply Washington law.

(c) Exception to Arbitration. Notwithstanding the above, if Executive violates *Section 14*, the Bank will have the right to initiate the court proceedings described in *Section 15(b)*, in lieu of an arbitration proceeding under this *Section 17*. HomeTown may initiate these proceedings wherever appropriate within Washington State; but Executive will consent to venue and jurisdiction in Cowlitz County, Washington.

18. Miscellaneous Provisions.

(a) Entire Agreement. This Agreement constitutes the entire understanding between the parties concerning its subject matter and supersedes all prior agreements or term sheets, whether written or oral.

(b) Binding Effect. This Agreement will bind and inure to the benefit of HomeTown's and Executive's heirs, legal representatives, successors and assigns.

(c) Litigation Expenses. If either party successfully seeks to enforce any provision of this Agreement or to collect any amount claimed to be due under it, this party will be entitled to reimbursement from the other party for any and all of its out-of-pocket expenses and costs including, without limitation, reasonable attorneys' fees and costs incurred in connection with the enforcement or collection.

(d) Waiver. Any waiver by a party of its rights under this Agreement must be written and signed by the party waiving its rights. A party's waiver of the other party's breach of any provision of this Agreement will not operate as a waiver of any other breach by the breaching party.

(e) Counsel Review. Executive acknowledges that she has consulted with independent counsel with respect to the negotiation, preparation, and execution of this Agreement.

(f) Assignment. The services to be rendered by Executive under this Agreement are unique and personal. Accordingly, Executive may not assign any of her rights or duties under this Agreement.

(g) Amendment. This Agreement may be modified only through a written instrument signed by both parties.

(h) Severability. The provisions of this Agreement are severable. The invalidity of any provision will not affect the validity of other provisions of this Agreement.

(i) Governing Law and Venue. This Agreement will be governed by and construed in accordance with Washington law, except to the extent that certain matters may be governed by federal law. The parties must bring any legal proceeding arising out of this Agreement in Cowlitz County, Washington, and the parties will submit to jurisdiction in that county.

(j) Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document.

In witness whereof, the parties have executed this Employment Agreement as of the day and year first written above.

HOMETOWN NATIONAL BANK



By ______________________
James Hulbert
Chairman of the Board of Directors

HOMETOWN FINANCIAL SERVICES, INC.



By ______________________
James Hulbert
Chairman of the Board of Directors

HELEN M. SMITH, individually



____
HELEN M. SMITH

LEASE AGREEMENT

THIS LEASE AGREEMENT ("Lease") is made and entered into effective this 1st day of July, 2005 by and between Our Blue Sky, LLC, a Washington limited liability company ("Landlord"), and HomeTown National Bank, a subsidiary of HomeTown Financial Services, Inc. a Washington corporation ("Tenant").

RECITALS

A. Landlord owns the real property and improvements located thereon commonly known as 970 14th Avenue, Longview, Washington and legally described as Lots 22, 23 and 24, Block 90, Assessor's Plat No. 16, as recorded in Volume 8 of Plats, Page 38, Records of Cowlitz County, State of Washington. Reference herein to the word "Premises" shall mean and refer to all of such real property and improvements located thereon.

B. Landlord desires to lease to Tenant, and Tenant desires to lease from Landlord, the Premises subject and pursuant to the terms and conditions of this Lease.

NOW, THEREFORE, for good and valuable consideration as provided for herein, Landlord does hereby lease to Tenant, and Tenant does hereby lease from Landlord, the Premises subject and pursuant to the following terms and conditions:

Section 1. Occupancy

1.1 Original Term. The original term of this Lease shall commence on July 1, 2005, and continue through and including June 30, 2008, unless sooner terminated as hereinafter provided.

1.2 Possession. Tenant is currently in possession of the Premises pursuant to a month-to-month arrangement. Such month-to-month arrangement shall automatically terminate and the terms of this Lease shall govern Tenant's occupancy and use of the Premises effective as of July 1, 2005.

1.3 Renewal Option. If Tenant is not in default under this Lease when each option is exercised or when the applicable renewal term is to commence, Tenant shall have the option to renew this Lease for three (3) successive terms of three (3) years each, as follows:

(1) Each of the renewal terms shall commence on the day following expiration of the preceding term.

(2) The option may be exercised by Tenant giving written notice to Landlord not less than 90 days before the last day of the expiring term. Giving such notice shall be sufficient to make this Lease binding for the renewal term without further act of the parties.

(3) The terms and conditions of this Lease for each renewal term shall be identical with the original term except for rent and except that Tenant will no longer have any option to renew this Lease that has been exercised. Rent for a renewal term shall be determined in the manner provided in subsection (4) below.

(4) Rent shall be adjusted at the beginning of each renewal term and on each annual anniversary date of the commencement of each renewal term (each an "Adjustment Date") in the following manner. The Consumer Price Index, U.S. City Average—All Items and Major Group Figures for All Urban Consumers, (1982–84 = 100) (the "Index"), published by the United States Department of Labor, Bureau of Labor Statistics, which is published for the date immediately preceding the date of the applicable Adjustment Date (the "Extension Index"), shall be compared with the Index published for the month immediately preceding the month in which the original term of this Lease commenced (the "Beginning Index"). If the Extension Index for the date immediately preceding the date of the applicable Adjustment Date has increased over the Beginning Index, the rent payable for the ensuing year (commencing with such applicable Adjustment Date) shall be set by multiplying the amount of the rent set forth in Section 2.1 of this Lease by a fraction, the numerator of which is the Extension Index for the date immediately preceding the date of such applicable Adjustment Date and the denominator of which is the Beginning Index; provided, however, that in no event shall the rent payable during such ensuing year increase by more than six percent (6%) per year, compounded, over the amount of the rent set forth in Section 2.1 of this Lease. As soon as the rent for the beginning of each renewal term and on each annual anniversary date of the commencement of each renewal term is determined, Landlord shall give Tenant notice of the amount thereof and the parties shall immediately execute an amendment to this Lease stating the new rent payable during the ensuing year. If the Index is changed so that the base year differs from that used in the month immediately preceding the date of the applicable Adjustment Date, the Index shall be converted in accordance with the conversion factor published by the Bureau of Labor Statistics of the United States Department of Labor. If the Index is discontinued or revised during the original or any renewal term of this Lease, such other government index or computation with which it is replaced shall be used in order to obtain substantially the same result as would be obtained if the Index had not been discontinued or revised.

Section 2. Rent

2.1 Rent. During the original term, Tenant shall pay to Landlord as rent for the Premises the sum of $7,083.24 per month. Rent shall be payable on the first day of each month in advance at such place as may be designated by Landlord from time to time.

2.2 Security Deposit. There shall be no security deposit for the original term or any renewal term of this Lease.

2.3 Escalation. There shall be no adjustment to the base rent during the original term of this Lease. Rent shall be adjusted at the beginning of and during each renewal term as provided for in Section 1.3 of this Lease.

Section 3. Use of the Premises

3.1 Permitted Use. The Premises shall be used for the operation of a bank and for no other purpose without the prior written consent of Landlord, which consent shall not be unreasonably withheld or delayed.

3.2 Restrictions on Use. In connection with Tenant's use of the Premises, Tenant shall: (1) conform to all applicable laws and regulations of any public authority affecting the Premises and its use, and correct, at Tenant's own expense, any failure of compliance created through Tenant's fault or by reason of Tenant's use, but in no event shall Tenant be required to make any structural changes to the Premises to effect such compliance; and (2) refrain from any activity that would make it impossible to insure the Premises against casualty.

3.3 Hazardous Substances. Tenant shall not cause or permit any Hazardous Substance to be spilled, leaked, disposed of, or otherwise released on or under the Premises. Tenant may use or otherwise handle on the Premises only those Hazardous Substances typically used or sold in the prudent and safe operation of the business specified in Section 3.1 of this Lease. Tenant may store such Hazardous Substances on the Premises only in quantities necessary to satisfy Tenant's reasonably anticipated needs. Tenant shall comply with all Environmental Laws and exercise the highest degree of care in the use, handling, and storage of Hazardous Substances and shall take all practicable measures to minimize the quantity and toxicity of Hazardous Substances used, handled, or stored on the Premises. On the expiration or earlier termination of this Lease, Tenant shall remove all Hazardous Substances from the Premises. The term "Environmental Law" shall mean any federal, state, or local statute, regulation, or ordinance or any judicial or other governmental order pertaining to the protection of health, safety, or the environment. The term "Hazardous Substance" shall mean any hazardous, toxic, infectious, or radioactive substance, waste, and material as defined or listed by any Environmental Law and shall include, without limitation, petroleum oil and its fractions.

Section 4. Repairs and Maintenance

4.1 Landlord's Obligations. Landlord shall be responsible for all repairs, maintenance and replacements of the roof and gutters, exterior walls (including painting), bearing walls, structural members, floor slabs, and foundation of the Premises. Landlord shall also be responsible for all required or necessary capital improvements or replacements to the Premises.

4.2 Tenant's Obligations. The following shall be the responsibility of Tenant:

(1) Repair of interior walls, ceilings, doors, windows, and related hardware, light fixtures, switches, and wiring and plumbing of the Premises.

(2) Ordinary maintenance and repairs (but not replacement) of the heating and air conditioning system servicing the Premises.

(3) Repair of sidewalks, driveways, curbs and parking areas of the Premises.

(4) All other repairs to the Premises that Landlord is not required to make under Section 4.1 of this Lease.

4.3 Landlord's Interference with Tenant. In performing any repairs, replacements, alterations, or other work performed on or around the Premises, Landlord shall not cause unreasonable interference with use of the Premises by Tenant.

4.4 Reimbursement for Repairs Assumed. If either party fails or refuses to make repairs that are required by this Section 4, the other party may make the repairs and charge the actual costs of repairs to the first party. Such expenditures by Landlord shall be reimbursed by Tenant on demand. Such expenditures by Tenant may be deducted from rent and other payments subsequently becoming due or, at Tenant's election, collected directly from Landlord. Except in an emergency creating an immediate risk of personal injury or property damage, neither party may perform repairs that are the obligation of the other party and charge the other party for the resulting expense unless at least 10 days before work is commenced the defaulting party is given notice in writing outlining with reasonable particularity the repairs required, and such party fails within that time to initiate such repairs in good faith.

4.5 Inspection of Premises. Landlord shall have the right, upon no less than 2 days advance written notice given by Landlord to Tenant, to inspect the Premises during normal business hours to determine the necessity of repair. Whether or not such inspection is made, the duty of Landlord to make repairs shall not mature until a reasonable time after Landlord has received from Tenant written notice of the repairs that are required.

Section 5. Alterations

5.1 Alterations. Tenant shall make no improvements or alterations on the Premises costing in excess of $10,000 without first obtaining Landlord's written consent, which consent shall not be unreasonably withheld or delayed. All alterations shall be made in a good and workmanlike manner, and in compliance with applicable laws and building codes.

5.2 Ownership of Alterations. All improvements and alterations performed on the Premises by either Landlord or Tenant shall be the property of Landlord when installed unless the applicable Landlord's consent specifically provides otherwise.

Section 6. Insurance

6.1 Insurance Required. Tenant shall keep the Premises insured at Tenant's expense against fire and other risks covered by a standard fire insurance policy with an endorsement for extended coverage. Tenant shall bear the expense of any insurance insuring the property of Tenant on the Premises against such risks, but shall not be required to insure such property.

6.2 Waiver of Subrogation. Neither party shall be liable to the other (or to the other's successors or assigns) for any loss or damage caused by fire or any of the risks enumerated in a standard fire insurance policy with an extended coverage endorsement, and in the event of insured loss, neither party's insurance company shall have a subrogated claim against the other. This waiver shall be valid only if the insurance policy in question expressly permits waiver of subrogation or if the insurance company agrees in writing that such a waiver will not affect coverage under the policies. Each party agrees to use best efforts to obtain such an agreement from its insurer if the policy does not expressly permit a waiver of subrogation.

Section 7. Taxes; Utilities

7.1 Property Taxes. Tenant shall pay as due all taxes on its personal property located on the Premises. Tenant shall pay as due all real property taxes and special assessments levied against the Premises. As used herein, real property taxes includes any fee or charge relating to the ownership, use, or rental of the Premises, other than taxes on the net income of Landlord or Tenant.

7.2 Special Assessments. If an assessment for a public improvement is made against the Premises, Landlord or Tenant may elect to cause such assessment to be paid in installments, in which case all of the installments payable with respect to the lease term shall be treated the same as general real property taxes for purposes of Section 7.1 of this Lease.

7.3 Contest of Taxes. Tenant shall be permitted to contest the amount of any tax or assessment as long as such contest is conducted in a manner that does not cause any risk that Landlord's interest in the Premises will be foreclosed for nonpayment. Landlord shall cooperate in any reasonable manner with such contest by Tenant.

7.4 Proration of Taxes. Tenant's share of real property taxes and assessments for the years in which this Lease commences or terminates shall be prorated based on the portion of the tax year that this Lease is in effect.

7.5 New Charges or Fees. If a new charge or fee relating to the ownership or use of the Premises or the receipt of rental therefrom or in lieu of property taxes is assessed or imposed, then, to the extent permitted by law, Tenant shall pay such charge or fee. Tenant, however, shall have no obligation to pay any income, profits, or franchise tax levied on the net income derived by Landlord from this Lease.

7.6 Payment of Utilities Charges. Tenant shall pay when due all charges for services and utilities incurred in connection with the use, occupancy, operation, and maintenance of the Premises, including (but not limited to) charges for fuel, water, gas, electricity, sewage disposal, power, refrigeration, air conditioning, telephone, and janitorial services. If any utility services are provided by or through Landlord, charges to Tenant shall be comparable with prevailing rates for comparable services.

Section 8. Damage and Destruction

8.1 Partial Damage. If the Premises are partly damaged and Section 8.2 of this Lease does not apply, the Premises shall be repaired by Landlord at Landlord's expense. Repairs shall be accomplished with all reasonable dispatch subject to interruptions and delays from labor disputes and matters beyond the control of Landlord and shall be performed in accordance with the provisions of Section 4.3 of this Lease.

8.2 Destruction. If the Premises are destroyed or damaged such that the cost of repair exceeds 25% of the value of the structure before the damage, either party may elect to terminate this Lease as of the date of the damage or destruction by notice given to the other in writing not more than 45 days following the date of such destruction or damage. In such event all rights and obligations of the parties shall cease as of the date of termination, and Tenant shall be entitled to the reimbursement of any prepaid amounts paid by Tenant and attributable to the anticipated term. If neither party elects to terminate, Landlord shall proceed to restore the Premises to substantially the same form as prior to the damage or destruction. Work shall be commenced as soon as reasonably possible and thereafter shall proceed without interruption except for work stoppages on account of labor disputes and matters beyond Landlord's reasonable control.

8.3 Rent Abatement. Rent shall be abated during the repair of any damage to the extent the Premises are untenantable.

8.4 Damage Late in Term. If damage or destruction to which Section 8.2 of this Lease would apply occurs within one year before the end of the then-current lease term, Tenant may elect to terminate this Lease by written notice to Landlord given within 45 days after the date of the damage. Such termination shall have the same effect as termination by Landlord under Section 8.2 of this Lease.

Section 9. Eminent Domain

9.1 Partial Taking. If a portion of the Premises is condemned and Section 9.2 of this Lease does not apply, this Lease shall continue on the following terms:

(1) Landlord shall be entitled to all of the proceeds of condemnation, and Tenant shall have no claim against Landlord as a result of the condemnation.

(2) Landlord shall proceed as soon as reasonably possible to make such repairs and alterations to the Premises as are necessary to restore the remaining Premises to a condition as comparable as reasonably practicable to that existing at the time of the condemnation.

(3) After the date on which title vests in the condemning authority or an earlier date on which alterations or repairs are commenced by Landlord to restore the balance of the Premises in anticipation of the taking, the rent shall be reduced in proportion to the reduction in value of the Premises as an economic unit on account of the partial taking. If the parties are unable to agree on the amount of the reduction of rent, the amount shall be determined by appraisal in the manner provided in Section 1.3(4) of this Lease.

9.2 Total Taking. If a condemning authority takes all of the Premises or a portion sufficient to render the remainder of the Premises reasonably unsuitable for the use that Tenant was then making of the Premises, this Lease shall terminate as of the date the title vests in the condemning authorities. Such termination shall have the same effect as a termination by Landlord under Section 8.2 of this Lease. Landlord shall be entitled to all of the proceeds of condemnation, and Tenant shall have no claim against Landlord as a result of the condemnation.

9.3 Sale in Lieu of Condemnation. Sale of all or part of the Premises to a purchaser with the power of eminent domain in the face of a threat or probability of the exercise of the power shall be treated for the purposes of this Section 9 as a taking by condemnation.

Section 10. Liability and Indemnity

10.1 Liens

(1) Except with respect to activities for which Landlord is responsible, Tenant shall pay as due all claims for work done on and for services rendered or material furnished to the Premises, and shall keep the Premises free from any liens. If Tenant fails to pay any such claims or to discharge any lien, Landlord may do so and collect the cost as additional rent. Any amount so added shall bear interest at the rate of 6% per annum from the date expended by Landlord and shall be payable on demand. Such action by Landlord shall not constitute a waiver of any right or remedy which Landlord may have on account of Tenant's default.

(2) Tenant may withhold payment of any claim in connection with a good-faith dispute over the obligation to pay, as long as Landlord's property interests are not jeopardized. If a lien is filed as a result of nonpayment, Tenant shall, within 10 days after knowledge of the filing, secure the discharge of the lien or deposit with Landlord cash or sufficient corporate surety bond or other surety satisfactory to Landlord in an amount sufficient to discharge the lien plus any costs, attorney fees, and other charges that could accrue as a result of a foreclosure or sale under the lien.

10.2 Indemnification. Tenant shall indemnify and defend Landlord from, and reimburse Landlord for, any cost, claim, loss, or liability suffered directly or from a third-party claim arising out of or related to any negligent activity of Tenant on the Premises or any condition of the Premises in the possession or under the control of Tenant

10.3 Liability Insurance. Tenant shall procure and during the term of this Lease shall continue to carry a commercial general liability policy (occurrence version) issued by a responsible company with coverage for bodily injury and property damage liability with a general aggregate limit of not less than $1,000,000 and a per occurrence limit of not less than $300,000. Such insurance shall cover all risks arising directly or indirectly out of Tenant's activities on or any condition of the Premises. Such insurance shall protect Tenant against the claims of Landlord on account of the obligations assumed by Tenant under Section 10.2 of this Lease, and shall name Landlord as an additional insured. Certificates evidencing such insurance and bearing endorsements requiring 10 days' written notice to Landlord before any change or cancellation shall be furnished to Landlord upon request therefore from time to time, but in no event more than twice in any calendar year.

Section 11. Quiet Enjoyment; Mortgage Priority

11.1 Landlord's Warranty. Landlord warrants that it is the owner of the Premises and has the right to lease the Premises to Tenant. Landlord will defend Tenant's right to quiet enjoyment of the Premises from the lawful claims of all persons during the lease term.

11.2 Mortgage Priority. This Lease is and shall be prior to any mortgage or deed of trust ("Encumbrance") recorded after the date of this Lease and affecting the Premises. However, if any lender holding such an Encumbrance requires that this Lease be subordinate to the Encumbrance, then Tenant agrees that this Lease shall be subordinate to the Encumbrance if the holder thereof agrees in writing with Tenant that as long as Tenant performs its obligations under this Lease no foreclosure, deed given in lieu of foreclosure, or sale pursuant to the terms of the Encumbrance, or other steps or procedures taken under the Encumbrance shall affect Tenant's rights under this Lease. If the foregoing condition is met, Tenant shall execute the written agreement and any other documents required by the holder of the Encumbrance to accomplish the purposes of this Section 11.2. If the Premises are sold as a result of foreclosure of any Encumbrance thereon, or otherwise transferred by Landlord or any successor, Tenant shall attorn to the purchaser or transferee.

11.3 Estoppel Certificate. Either party will, within 20 days after notice from the other, execute and deliver to the other party a certificate stating whether or not this Lease has been modified and is in full force and effect and specifying any modifications or alleged breaches by the other party. The certificate shall also state the amount of monthly base rent, the dates to which rent has been paid in advance, and the amount of any security deposit or prepaid rent. Failure to deliver the certificate within the specified time shall be conclusive on the party from whom the certificate was requested that this Lease is in full force and effect and has not been modified except as represented in the notice requesting the certificate.

Section 12. Assignment and Subletting

No part of the Premises may be assigned, mortgaged, or subleased, nor may a right of use of any portion of the Premises be conferred on any third person by any other means, without the prior written consent of Landlord, which consent shall not be unreasonably withheld or delayed.

Section 13. Default

The following shall be events of default:

13.1 Default in Rent. Failure of Tenant to pay any rent or other charge within 10 days after written notice that it is due.

13.2 Default in Other Covenants. Failure of Tenant to comply with any term or condition or fulfill any obligation of this Lease (other than the payment of rent or other charges) within 20 days after written notice by Landlord specifying the nature of the default with reasonable particularity. If the default is of such a nature that it cannot be completely remedied within the 20 day period, this provision shall be complied with if Tenant begins correction of the default within the 20 day period and thereafter proceeds with reasonable diligence and in good faith to effect the remedy as soon as practicable.

13.3 Insolvency. Insolvency of Tenant; an assignment by Tenant for the benefit of creditors; the filing by Tenant of a voluntary petition in bankruptcy; an adjudication that Tenant is bankrupt or the appointment of a receiver of the properties of Tenant; the filing of any involuntary petition of bankruptcy and failure of Tenant to secure a dismissal of the petition within 30 days after filing; attachment of or the levying of execution on the leasehold interest and failure of Tenant to secure discharge of the attachment or release of the levy of execution within 10 days shall constitute a default. If Tenant consists of two or more individuals or business entities, the events of default specified in this Section 13.3 shall apply to each individual unless within 10 days after an event of default occurs, the remaining individuals produce evidence satisfactory to Landlord that they have unconditionally acquired the interest of the one causing the default. If this Lease has been assigned, the events of default so specified shall apply only with respect to the one then exercising the rights of Tenant under this Lease.

Section 14. Remedies on Default

14.1 Termination. In the event of a default, this Lease may be terminated at the option of Landlord by written notice to Tenant. Whether or not this Lease is terminated by the election of Landlord or otherwise, Landlord shall be entitled to recover damages from Tenant for the default, and Landlord may reenter, take possession of the Premises, and remove any persons or property by legal action or by self-help with the use of reasonable force and without liability for damages and without having accepted a surrender.

14.2 Reletting. Following reentry or abandonment, Landlord may relet the Premises and in that connection may make any suitable alterations or refurbish the Premises, or both, or change the character or use of the Premises, but Landlord shall not be required to relet for any use or purpose which Landlord may reasonably consider injurious to the Premises. Landlord may relet all or part of the Premises for a term longer or shorter than the term of this Lease on any reasonable terms and conditions.

14.3 Damages. In the event of termination or retaking of possession following default, Landlord shall be entitled to recover immediately, without waiting until the due date of any future rent or until the date fixed for expiration of the lease term, the following amounts as damages:

(1) The loss of rental from the date of default until a new tenant is, or with the exercise of reasonable efforts could have been, secured and paying out.

(2) The reasonable costs of reentry and reletting including without limitation the cost of any cleanup, refurbishing, removal of Tenant's property and fixtures, or any other expense occasioned by Tenant's default including but not limited to, any remodeling or repair costs, attorney fees, court costs, broker commissions, and advertising costs.

(3) Any excess of the value of the rent and all of Tenant's other obligations under this Lease over the reasonable expected return from the Premises for the period commencing on the earlier of the date of trial or the date the Premises are relet, and continuing through the end of the term. The present value of future amounts will be computed using a discount rate equal to the prime loan rate of major Washington banks in effect on the date of trial.

14.4 Right to Sue More than Once. Landlord may sue periodically to recover damages during the period corresponding to the remainder of the lease term, and no action for damages shall bar a later action for damages subsequently accruing.

14.5 Remedies Cumulative. The foregoing remedies shall be in addition to and shall not exclude any other remedy available to Landlord under applicable law.

Section 15. Surrender at Expiration

15.1 Condition of Premises. On expiration of the lease term or earlier termination on account of default, Tenant shall deliver all keys to Landlord and surrender the Premises in good condition and broom clean. Alterations constructed by Tenant shall not be removed or restored to the original condition unless the terms of permission for the alteration so require. Depreciation and wear from ordinary use for the purpose for which the Premises are leased shall be excepted, but repairs for which Tenant is responsible shall be completed to the latest practical date before such surrender. Tenant's obligations under this Section shall be subordinate to the provisions of Section 8 relating to destruction.

15.2 Fixtures

(1) All fixtures placed on the Premises during the term, other than Tenant's trade fixtures (whether or not attached or otherwise affixed to the Premises), shall, at Landlord's option, become the property of Landlord. If Landlord so elects, Tenant shall remove any or all fixtures that would otherwise remain the property of Landlord, and shall repair any physical damage resulting from the removal. If Tenant fails to remove such fixtures, Landlord may do so and charge the cost to Tenant.

(2) Before expiration or other termination of the lease term, Tenant shall remove all furnishings, furniture, and trade fixtures that remain its property. If Tenant fails to do so, this failure shall be an abandonment of the property, and Landlord may retain the property and all rights of Tenant with respect to it shall cease or, by notice in writing given to Tenant within 20 days after removal was required, Landlord may elect to hold Tenant to its obligation of removal. If Landlord elects to require Tenant to remove, Landlord may effect a removal and place the property in public storage for Tenant's account. Tenant shall be liable to Landlord for the cost of removal, transportation to storage, and storage.

15.3 Holdover

(1) If Tenant does not vacate the Premises at the time required, Landlord shall have the option to treat Tenant as a tenant from month to month, subject to all of the provisions of this Lease except the provisions for term and renewal, or to eject Tenant from the Premises and recover damages caused by wrongful holdover. Failure of Tenant to remove fixtures, furniture, furnishings, or trade fixtures that Tenant is required to remove under this Lease shall constitute a failure to vacate to which this Section shall apply if the property not removed will substantially interfere with occupancy of the Premises by another tenant or with occupancy by Landlord for any purpose including preparation for a new tenant.

(2) If a month-to-month tenancy results from a holdover by Tenant under this Section 15.3, the tenancy shall be terminable at the end of any monthly rental period on written notice from Landlord given not less than 30 days before the termination date, which shall be specified in the notice.

Section 16. Miscellaneous Provisions

16.1 Nonwaiver. Waiver by either party of strict performance of any provision of this Lease shall not be a waiver of or prejudice the party's right to require strict performance of the same provision in the future or of any other provision. The acceptance of a late payment of rent shall not waive the failure to perform an obligation under this Lease except for the failure to pay the rent so accepted when due and shall not affect Landlord's remedies for failure to perform such other obligations.

16.2 Attorney Fees. If suit or action is instituted in connection with any controversy arising out of this Lease, the prevailing party shall be entitled to recover in addition to costs such sum as the court may adjudge reasonable as attorney fees at trial, on petition for review, and on appeal.

16.3 Notices. All notices and other communications under this Lease must be in writing and will be deemed to have been given if delivered personally, sent by facsimile (with confirmation), mailed by certified mail, return receipt requested, postage prepaid, or delivered by an overnight delivery service (with confirmation) to the parties at the following addresses or facsimile numbers (or at such other address or facsimile number as a party may designate by like notice to the other parties):

If to Landlord, then to:

Attn:__________________
Our Blue Sky, LLC
____
____
Facsimile No.: (____) __________________

If to Tenant, then to:

Attn: Paul Thielen
HomeTown National Bank
970 14th Avenue
PO Box 1639
Longview, WA 98632
Facsimile No. (360) 578-3742

Any notice or other communication will be deemed to be given (a) on the date of personal delivery, (b) at the expiration of the second day after the date of deposit in the United States mail, or (c) on the date of confirmed delivery by facsimile or overnight delivery service.

16.4 Succession. Subject to the above-stated limitations on transfer of Tenant's interest, this Lease shall be binding on and inure to the benefit of the parties and their respective successors and assigns.

16.5 Recordation. This Lease shall not be recorded without the written consent of Landlord, which consent shall not be unreasonably withheld or delayed.

16.6 Late Charges. If Tenant fails to make any rent or other payment required by this Lease to be paid to Landlord within 10 days after it is due, Landlord may elect to impose a late charge of five cents per dollar of the overdue payment to reimburse Landlord for the costs of collecting the overdue payment. Tenant shall pay the late charge on demand by Landlord. Landlord may levy and collect a late charge in addition to all other remedies available for Tenant's default, and collection of a late charge shall not waive the breach caused by the late payment.

16.7 Proration of Rent. In the event of commencement or termination of this Lease at a time other than the beginning or end of one of the specified rental periods, then the rent shall be prorated as of the date of commencement or termination and in the event of termination for reasons other than default, all prepaid rent shall be refunded to Tenant or paid on its account.

16.8 Time of Essence. Time is of the essence of the performance of each of Tenant's obligations under this lease.

16.9 Amendments. This Lease may be amended only by an instrument in writing executed by all the parties, which writing must refer to this Lease.

16.10 Construction. The captions used in this Lease are provided for convenience only and will not affect the meaning or interpretation of any provision of this Lease. All references in this Lease to "Section" or "Sections" without additional identification refer to the Section or Sections of this Lease. All words used in this Lease will be construed to be of such gender or number as the circumstances require.

16.11 Counterparts. This Lease may be executed in counterparts, each of which will be considered an original and all of which together will constitute one and the same agreement.

16.12 Further Assurances. Each party agrees (a) to execute and deliver such other documents and (b) to do and perform such other acts and things, as any other party may reasonably request from time to time, to carry out the intent and accomplish the purposes of this Lease.

16.13 Expenses. Each party to this Lease will bear the party's own expenses in connection with the preparation, execution, and performance of this Lease and the transactions contemplated by this Lease.

16.14 Governing Law. This Lease will be governed by and construed in accordance with the laws of the state of Washington, without regard to conflict-of-laws principles.

16.15 Injunctive and Other Equitable Relief. The parties agree that the remedy at law for any breach or threatened breach by a party may, by its nature, be inadequate, and that the other parties will be entitled, in addition to damages, to a restraining order, temporary and permanent injunctive relief, specific performance, and other appropriate equitable relief, without showing or proving that any monetary damage has been sustained.

16.16 Venue. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Lease will be brought against any of the parties in the state courts located in Cowlitz County, State of Washington or, subject to applicable jurisdictional requirements, in the United States District Court for the Western District of Washington, and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to such venue.

16.17 Severability. If any provision of this Lease is invalid or unenforceable in any respect for any reason, the validity and enforceability of such provision in any other respect and of the remaining provisions of this Lease will not be in any way impaired.

16.18 Entire Lease. This Lease (including the documents and instruments referred to in this Lease) constitutes the entire agreement and understanding of the parties with respect to the subject matter of this Lease and supersedes all prior understandings and agreements, whether written or oral, among the parties with respect to such subject matter.

NOW, THEREFORE, the parties have entered into this Lease effective as of the date first above written.

LANDLORD:

OUR BLUE SKY, LLC,
a Washington limited liability company

By: Ray E Caldwell

Its: Member

TENANT:

HOMETOWN NATIONAL BANK,
a subsidiary of HomeTown Financial Services, Inc.
a Washington corporation

By: [signature]
Paul Thielen, President

Exhibit 8.1

Articles of Association

For the purpose of organizing an association to perform any lawful activities of national banks, the undersigned enter into the following Articles of Association:

FIRST. The title of this association shall be HOMETOWN NATIONAL BANK.

SECOND. The main office of the association shall be located in the City of Longview, County of Cowlitz and State of Washington.

The general business of the association shall be conducted at its main office and its branches.

THIRD. The board of directors of this association shall consist of not less than five nor more than twenty-five persons, the exact number to be fixed and determined from time to time by resolution of a majority of the full board of directors or by resolution of a majority of the shareholders at any annual or special meeting thereof. Each director shall own common or preferred stock of the association or of a holding company owning the association, with either an aggregate par, fair market, or equity value of $1,000. Determination of these values may be based as of either (i) the date of purchase, or (ii) the date the person became a director, whichever value is greater. Any combination of common or preferred stock of the association or holding company may be used.

Any vacancy in the board of directors may be filled by action of a majority of the remaining directors between meetings of shareholders. The board of directors may not increase the number of directors between meetings of shareholders to a number which: (1) exceeds by more than two the number of directors last elected by shareholders when the number was 15 or less; or (2) exceeds by more than four the number of directors last elected by shareholders where the number was 16 or more, but in no event shall the number of directors exceed 25.

Terms of directors, including directors selected to fill vacancies, shall expire at the next regular meeting of shareholders at which directors are elected, unless they resign or are removed from office.

Despite the expiration of a director's term, the director shall continue to serve until his or her successor is elected and qualifies or until there is a decrease in the number of directors and his or her position is eliminated.

Honorary or advisory members of the board of directors, without voting power or power of final decision in matters concerning the business of the association, may be appointed by resolution of a majority of the full board of directors, or by resolution of shareholders at any annual or special meeting. Honorary or advisory directors shall not be counted to determine the number of directors of the association or the presence of a quorum for any board action, and shall not be required to own qualifying shares.

FOURTH. There shall be an annual meeting of the shareholders to elect directors and transact whatever other business may be brought before the meeting. It shall be held at the main office or any other convenient place the board of directors may designate, on the day of each year specified therefore in the Bylaws, or if that day falls on a legal holiday in the state in which the association is located, on the next following banking day. If no election is held on the day fixed or in the event of a legal holiday on the following banking day, an election may be held on any subsequent day within 60 days of the day fixed, to be designated by the board of directors, or, if the directors fail to fix the day, by shareholders representing two-thirds of the shares issued and outstanding. In all cases at least 10 days advance notice of the meeting shall be given to the shareholders by first class mail.

In all elections of directors, the number of votes cast by each common shareholder will be determined by multiplying the number of shares he or she owns by the number of directors to be elected. Those votes may be cumulated and cast for a single candidate or may be distributed among two or more candidates in the manner selected by the shareholder. If, after the first ballot, subsequent ballots are necessary to elect directors, a shareholder may not vote shares that he or she has already fully cumulated and voted in favor of a successful candidate. On all other questions, each common shareholder shall be entitled to one vote for each share of stock held by him or her.

Nominations for election to the board of directors may be made by the board of directors or by any stockholder of any outstanding class of capital stock of the association entitled to vote for election of directors. Nominations other than those made by or on behalf of the existing management shall be made in writing and be delivered or mailed to the president of the association no less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors; provided, however, that if less than 21 days notice of the meeting is given to shareholders, such nominations shall be mailed or delivered to the president of the association no later than the close of business on the seventh day following the day on which notice of the meeting was mailed. Such notification shall contain the following information to the extent known to the notifying shareholder:

(1) The name and address of each proposed nominee.

(2) The principal occupation of each proposed nominee.

(3) The total number of shares of capital stock of the association that will be voted for each proposed nominee.

(4) The name and residence address of the notifying shareholder.

(5) The number of shares of capital stock of the association owned by the notifying shareholder.

Nominations not made in accordance herewith may, in his/her discretion, be disregarded by the chairperson of the meeting, and the vote tellers may disregard all votes cast for each such nominee. No bylaw may unreasonably restrict the nomination of directors by shareholders.

A director may resign at any time by delivering written notice to the board of directors, its chairperson, or to the association, which resignation shall be effective when the notice is delivered unless the notice specifies a later effective date.

A director may be removed by shareholders at a meeting called to remove him or her, when notice of the meeting states that the purpose or one of the purposes is to remove him or her, if there is a failure to fulfill one of the affirmative requirements for qualification, or for cause, provided that, however, a director may not be removed if the number of votes sufficient to elect him or her under cumulative voting is voted against his or her removal.

FIFTH. The authorized amount of capital stock of this association shall be Six Hundred Thousand (750,000) shares of common stock of the par value of ten dollars ($10.00) each; but said capital stock may be increased or decreased from time to time, according to the provisions of the laws of the United States.

No holder of shares of the capital stock of any class of the association shall have any preemptive or preferential right of subscription to any shares of any class of stock of the association, whether now or hereafter authorized, or to any obligations convertible into stock of the association, issued, or sold, nor any right of subscription to any thereof other than such, if any, as the board of directors, in its discretion may from time to time determine and at such price as the board of directors may from time to time fix.

Unless otherwise specified in the Articles of Association or required by law, (1) all matters requiring shareholder action, including amendments to the Articles of Association must be approved by shareholders owning a majority voting interest in the outstanding voting stock, and (2) each shareholder shall be entitled to one vote per share.

Unless otherwise specified in the Articles of Association or required by law, all shares of voting stock shall be voted together as a class, on any matters requiring shareholder approval. If a proposed amendment would affect two or more classes or series in the same or a substantially similar way, all the classes or series so affected, must vote together as a single voting group on the proposed amendment.

The common stock shall have unlimited voting rights, and the holders thereof are entitled to receive the net assets of the association upon dissolution.

Shares of one class or series may be issued as a dividend for shares of the same class or series on a pro rata basis and without consideration. Unless otherwise provided by the board of directors, the record date for determining shareholders entitled to a share dividend shall be the date authorized by the board of directors for the share dividend.

Unless otherwise provided in the Bylaws, the record date for determining shareholders entitled to notice of and to vote at any meeting is the close of business on the day before the first notice is mailed or otherwise sent to the shareholders, provided that in no event may a record date be more than 70 days before the meeting.

If a shareholder is entitled to fractional shares pursuant to a stock dividend, consolidation or merger, reverse stock split or otherwise, the association may: (a) issue fractional shares; (b) in lieu of the issuance of fractional shares, issue script, or warrants entitling the holder to receive a full share upon surrendering enough script or warrants to equal a full share; (c) if there is an established and active market in the association's stock, make reasonable arrangements to allow the shareholder to realize a fair price through sale of the fraction, or purchase of the additional fraction required for a full share; (d) remit the cash equivalent of the fraction to the shareholder; or (e) sell full shares representing all the fractions at public auction or to the highest bidder after having solicited and received sealed bids from at least three licensed stock brokers; and distribute the proceeds pro rata to shareholders who otherwise would be entitled to the fractional shares. The holder of a fractional share is entitled to exercise the rights of a shareholder, including the right to vote, to receive dividends, and to participate in the assets of the association upon liquidation, in proportion to the fractional interest. The holder of script or warrants is not entitled to any of these rights, unless the script or warrants explicitly provide for such rights. The script or warrants may be subject to such additional conditions as: (1) that the script or warrants will become void if not exchanged for full shares before a specified date; and (2) that the shares for which the script or warrants are exchangeable may be sold at the option of the association and the proceeds paid to scriptholders.

The association, at any time and from time to time, may authorize and issue debt obligations, whether or not subordinated, without the approval of the shareholders. Obligations classified as debt, whether or not subordinated, which may be issued by the association without the approval of shareholders, shall not carry voting rights on any issue, including an increase or decrease in the aggregate number of the securities, or the exchange or reclassification of all or part of securities into securities of another class or series.

SIXTH. The board of directors shall appoint one of its members president of this association, and one of its members chairperson of the board and shall have the power to appoint one or more vice presidents, a secretary who shall keep minutes of the directors' and shareholders' meetings and be responsible for authenticating the records of the association, and such other officers and employees as may be required to transact the business of this association. A duly appointed officer may appoint one or more officers or assistant officers if authorized by the board of directors according to the Bylaws. The board of directors shall have the power to:

(1) Define the duties of the officers, employees, and agents of the association.

(2) Delegate the performance of its duties, but not the responsibility for its duties, to the officers, employees, and agents of the association.

(3) Fix the compensation and enter into employment contracts with its officers and employees upon reasonable terms and conditions consistent with applicable law.

(4) Dismiss officers and employees.

(5) Require bonds from officers and employees and to fix the penalty thereof.

(6) Ratify written policies authorized by the association's management or committees of the board.

(7) Regulate the manner in which any increase or decrease of the capital of the association shall be made, provided that nothing herein shall restrict the power of shareholders to increase or decrease the capital of the association according to law, and nothing shall raise or lower from two-thirds the percentage required for shareholder approval to increase or reduce the capital.

(8) Manage and administer the business and affairs of the association.

(9) Adopt initial Bylaws, not inconsistent with law or the Articles of Association, for managing the business and regulating the affairs of the association.

(10) Amend or repeal the Bylaws, except to the extent that the Articles of Association reserve this power in whole or in part to shareholders.

(11) Make contracts.

(12) Generally perform all acts that are legal for a board of directors to perform.

SEVENTH. The board of directors shall have the power to change the location of the main office to any authorized branch within the limits of Longview, Washington without the approval of the shareholders, or with a vote of shareholders owning two-thirds of the stock of such association for a relocation outside such limits and upon receipt of a certificate of approval from the Comptroller of the Currency, to any other location within or outside the limits of Longview, Washington, but not more than 30 miles beyond such limits. The board of directors shall have the power to establish or change the location of any branch or branches of the association to any other location permitted under applicable law, without approval of shareholders, subject to approval by the Comptroller of the Currency.

EIGHTH. The corporate existence of this association shall continue until termination according to the laws of the United States.

NINTH. The board of directors of this association, or any one or more shareholders owning, in the aggregate, not less than twenty-five percent (25%) of the stock of this association, may call a special meeting of shareholders at any time. Unless otherwise provided by the Bylaws or the laws of the United States, or waived by shareholders, a notice of the time, place, and purpose of every annual and special meeting of the shareholders shall be given by first-class mail, postage prepaid, mailed at least 10, and no more than 60, days prior to the date of the meeting to each shareholder of record at his/her address as shown upon the books of this association. Unless otherwise provided by the Bylaws, any action requiring approval of shareholders must be affected at a duly called annual or special meeting.

TENTH. The bank may make or agree to make indemnification payments to an institution-affiliated party, as defined at 12 U.S.C. 1813(u), for an administrative proceeding or civil action initiated by any federal banking agency, that are reasonable and consistent with the requirements of 12 U.S.C. 1828(k) and the implementing regulations thereunder.

The bank may indemnify each director, officer and employee, and to the extent approved by the board of directors of the Association, any other institution-affiliated party, as defined at 12 U.S.C. 1813(u), for damages and expenses, including the advancement of expenses and legal fees, in cases involving an administrative proceeding or civil action not initiated by a federal banking agency, in accordance with the Delaware General Corporation Law, Del. Code Ann. tit. 8 (1991, as amended 1994, and as amended thereafter), provided such payments are consistent with safe and sound banking practices.

The Association may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Association or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Association would have had the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law; provided, however, that no such insurance shall protect directors, officers or employees against any expense, liability, or loss caused by the issuance of a formal order by an appropriate bank regulatory agency assessing civil money penalties against a bank director or employee.

ELEVENTH. These Articles of Association may be amended at any regular or special meeting of the shareholders by the affirmative vote of the holders of a majority of the stock of this association, unless the vote of the holders of a greater amount of stock is required by law, and in that case by the vote of the holders of such greater amount. The association's board of directors may propose one or more amendments to the Articles of Association for submission to the shareholders.

TWELFTH. Consideration of Non-Monetary Factors. The Board of Directors of the Association, when evaluating any offer of another party to (a) make a tender or exchange for any equity security of the Association, (b) merge or consolidate the Association with another association or corporation, or (c) purchase or otherwise acquire all or substantially all of the properties and assets of the Association, will, in connection with the exercise of its judgment in determining what is in the best interests of the Association and its stockholders, give due consideration to all relevant factors, including without limitation the social and economic effects on the employees, customers, suppliers, and other constituents of the Association and its subsidiaries and on the communities in which the Association and its subsidiaries operate or are located.

In witness whereof, we have hereunto set our hands this _______ of ___________________, 1999.

________________________________ ______

________________________________ ______

________________________________ ______

________________________________ ______

________________________________ ______

Exhibit 8.2

BYLAWS

HOMETOWN NATIONAL BANK
(In Organization)

ARTICLE I.

Meetings of Shareholders

Section 1.1. Annual Meeting. The regular Annual Meeting of the shareholders to elect directors and transact whatever other business may properly come before the meeting, shall be held at the main office of the association, 970 14th Ave., Longview Washington, or such other place as the Board of Directors may designate, at 6:00 p.m. o'clock, on the fourth Wednesday of April of each year, or if that date falls on a legal holiday in the state of Washington, on the next following banking day. Notice of the meeting shall be mailed by first class mail, postage prepaid, at least 10 days and no more than 60 days prior to the date thereof, addressed to each shareholder at his/her address appearing on the books of the association. If, for any cause, an election of directors is not made on that date, or in the event of a legal holiday, on the next following banking day, an election may be held on any subsequent day within 60 days of the date fixed, to be designated by the Board of Directors, or, if the directors fail to fix the date, by shareholders representing two-thirds of the shares.

Section 1.2. Special Meetings. Except as otherwise specifically provided by statute, special meetings of the shareholders may be called for any purpose at any time by the Board of Directors or by any one or more shareholders owning, in the aggregate, not less than 25 percent of the stock of the association. Every such special meeting, unless otherwise provided by law, shall be called by mailing, postage prepaid, not less than 10 days nor more than 60 days prior to the date fixed for the meeting, to each shareholder at the address appearing on the books of the association a notice stating the purpose of the meeting.

The Board of Directors may fix a record date for determining shareholders entitled to notice and to vote at any meeting, in reasonable proximity to the date of giving notice to the shareholders of such meeting, but in no event may a record date be more than 70 days before the meeting. The record date for determining shareholders entitled to demand a special meeting is the date the first shareholder signs a demand for the meeting describing the purpose or purposes for which it is to be held.

A special meeting may be called by shareholders or the Board of Directors to amend the Articles of Association or Bylaws, whether or not such Bylaws may be amended by the Board in the absence of shareholder approval.

If an annual or special shareholders' meeting is adjourned to a different date, time, or place, notice need not be given of the new date, time or place, if the new date, time or place is announced at the meeting before adjournment, unless any additional items of business are to be considered, or the association becomes aware of an intervening event materially affecting any matter to be voted on more than 10 days prior to the date to which the meeting is adjourned. If a new record date for the adjourned meeting is fixed, however, notice of the adjourned meeting must be given to persons who are shareholders as of the new record date.

Section 1.3. Nominations of Directors. Nominations for election to the Board of Directors may be made by the Board of Directors or by any stockholder of any outstanding class of capital stock of the association entitled to vote for the election of directors. Nominations, other than those made by or on behalf of the existing management of the association, shall be made in writing and shall be delivered or mailed to the president of the association not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors, provided that, however, that if less than 21 days' notice of the meeting is given to shareholders, such nomination shall be mailed or delivered to the president of the association no later than the close of business on the seventh day following the day on which the notice of meeting was mailed. Such notification shall contain the following information to the extent known to the notifying shareholder:

(1) The name and address of each proposed nominee.

(2) The principal occupation of each proposed nominee.

(3) The total number of shares of capital stock of the association that will be voted for each proposed nominee.

(4) The name and residence address of the notifying shareholder.

(5) The number of shares of capital stock of the association owned by the notifying shareholder.

Nominations not made in accordance herewith may, in his/her discretion, be disregarded by the chairperson of the meeting, and upon his/her instructions, the vote tellers may disregard all votes cast for each such nominee.

Section 1.4. Proxies. Shareholders may vote at any meeting of the shareholders by proxies duly authorized in writing, but no officer or employee of this association shall act as proxy. Proxies shall be valid only for one meeting, to be specified therein, and any adjournments of such meeting. Proxies shall be dated and filed with the records of the meeting. Proxies with facsimile signatures may be used and unexecuted proxies may be counted upon receipt of a written confirmation from the shareholder. Proxies meeting the above requirements submitted at any time during a meeting shall be accepted.

Section 1.5. Quorum. A majority of the outstanding capital stock, represented in person or by proxy, shall constitute a quorum at any meeting of shareholders, unless otherwise provided by law, or by the shareholders or directors pursuant to section 9.2, but less than a quorum may adjourn any meeting, from time to time, and the meeting may be held, as adjourned, without further notice. A majority of the votes cast shall decide every question or matter submitted to the shareholders at any meeting, unless otherwise provided by law or by the Articles of Association, or by the shareholders or directors pursuant to section 9.2.

Section 1.6. Actions Without a Meeting. Any actions required to be taken at shareholder meetings by the Bylaws of this Association may be taken without a shareholder meeting and vote if consent in writing, setting forth the action so taken, is signed by all shareholders entitled to vote.

Section 1.7. Organization. At every meeting of the shareholders, the Chairman of the Board shall preside, or in the absence of such person, a Chairman chosen by a majority vote of the shareholders present in person or by proxy and entitled to vote thereat, shall act as Chairman. The Secretary of the Bank or an Acting Secretary appointed by the chairman shall act as Secretary at all meetings of the Shareholders.

ARTICLE II.

Directors

Section 2.1. Board of Directors. The Board of Directors (Board) shall have the power to manage and administer the business and affairs of the association. Except as expressly limited by law, all corporate powers of the association shall be vested in and may be exercised by the Board.

Section 2.2. Number. The Board shall consist of no less than five nor more than twenty-five persons, the exact number within such minimum and maximum limits to be fixed and determined from time to time by resolution of a majority of the full Board or by resolution of a majority of the shareholders at any meeting thereof.

Section 2.3. Organization Meeting. The secretary, upon receiving the results of any election, shall notify the directors-elect of their election and of the time at which they are required to meet at the main office of the association to organize the new Board and elect and appoint officers of the association for the succeeding year. Such meeting shall be held on the day of the election or as soon thereafter as practicable, and, in any event, within 30 days thereof. If, at the time fixed for such meeting, there shall not be a quorum, the directors present may adjourn the meeting, from time to time, until a quorum is obtained.

Section 2.4. Regular Meetings. The regular meetings of the Board of Directors shall be held, without notice, on the second Wednesday of each month at the main office or other such place as the Board may designate. When any regular meeting of the Board falls upon a holiday, the meeting shall be held on the next banking business day unless the Board shall designate another day.

Any meeting of the Board of Directors may be held at any other time or place when authorized by the Board of Directors at any prior meeting or by the Chairman of the Board, the

Chief Executive Officer or the President between meetings of the Board. Notice of regular meetings of the Board of Directors need not be given except in cases where the Board of Directors has designated a different day of meeting, or has designated another place for such meeting, in which event notice of such meeting, stating the time and place thereof, shall be given.

Section 2.5. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board, Chief Executive Officer, or President of the Association, or at the request of three or more directors. Each member of the Board of Directors shall be given notice stating the time and place by telegram, first class mail, or in person, of each special meeting.

Section 2.6. Special Meetings - Notice. Notice of special meetings may be given by written or printed notice, by telegraph, by telephone, by facsimile transmission, electronic transmission (e-mail) or orally, provided that oral notice is confirmed in writing.

A record of such notice shall be entered upon the minutes of any special meeting of the Board of Directors, and the said minutes, on being read and approved at any subsequent meeting of the Board, shall be conclusive upon the question of service.

The attendance of any director at any regular or special meeting of the Board of Directors, or a prior or subsequent consent thereto, shall constitute a waiver of any such notice and consent to the holding of such meeting and to the consideration and action upon all matters which may come before such meeting.

Section 2.7. Actions Without a Meeting. Any action required or permitted to be taken at a meeting of the directors of this Association may be taken without a meeting if consent in writing, setting forth the action so taken, is signed by a majority of the directors.

Section 2.8. Organization. At any meeting of the Board of Directors, the Chairman of the Board, or in the absence of such person, a director to be chosen by a majority of the directors present, shall act as Chairman. The Secretary of the Board, or in his or her absence such person as may be designated by the Chairman, shall act as Secretary of the meeting.

Section 2.9. Quorum. A majority of the director positions on the Board shall constitute a quorum at any meeting, except when otherwise provided by law, or the Bylaws, but a lesser number may adjourn any meeting, from time to time, and the meeting may be held, as adjourned, without further notice. If the number of directors is reduced below the number that would constitute a quorum, no business may be transacted, except selecting directors to fill vacancies in conformance with Section 2.12.

If a quorum is present, the Board of Directors may take action through the vote of a majority of the directors who are in attendance.

Section 2.10. Resignations. Any director of this Association may resign at any time by giving notice to any of the following persons to-wit: the Chairman of the Board, or the Secretary of this Association. The resignation of any director shall take effect at the date of receipt of such notice or at any later date specified therein. Unless otherwise specified therein, the acceptance of such resignation by the Board of Directors shall not be necessary to make it effective.

Section 2.11. Vacancies. When any vacancy occurs among the directors, a majority of the remaining members of the Board, according to the laws of the United States, may appoint a director to fill such vacancy at any regular meeting of the Board, or at a special meeting called for that purpose at which a quorum is present, or if the directors remaining in office constitute fewer than a quorum of the Board, by the affirmative vote of a majority of all the directors remaining in office, or by shareholders at a special meeting called for that purpose, in conformance with section 2.2 of this article. At any such shareholder meeting, each shareholder entitled to vote shall have the right to multiply the number of votes he or she is entitled to cast by the number of vacancies being filled and cast the product for a single candidate or distribute the product among two or more candidates.

A vacancy that will occur at a specific later date (by reason of a resignation effective at a later date) may be filled before the vacancy occurs, but the new director may not take office until the vacancy occurs.

Section 2.12. Removal. A director may be removed by shareholders at a meeting called to remove him or her, when notice of the meeting states that the purpose or one of the purposes is to remove him or her, if there is a failure to fulfill one of the affirmative requirements for qualification, or for cause, provided that, however, a director may not be removed if the number of votes sufficient to elect him or her under cumulative voting is voted against his or her removal.

ARTICLE III.

Committees of the Board

Section 3.1. Loan Committee. There shall be a loan committee composed of five directors, appointed by the Board annually or more often. The loan committee shall have power to discount and purchase bills, notes and other evidences of debt, to buy and sell bills of exchange, to examine and approve loans and discounts, to exercise authority regarding loans and discounts, and to exercise, when the Board is not in session, all other powers of the Board that may be delegated lawfully. The loan committee shall keep minutes of its meetings, and such minutes shall be submitted at the next regular meeting of the Board of Directors at which a quorum is present, and any action taken by the Board with respect thereto shall be entered in the minutes of the Board.

Section 3.2. Investment Committee. There shall be an investment committee composed of four directors, appointed by the Board annually or more often. The investment committee shall have the power to ensure adherence to the investment policy, to recommend amendments thereto, to purchase and sell securities, to exercise authority regarding investments and to exercise, when the Board is not in session, all other powers of the Board regarding investment securities that may be lawfully delegated. The investment committee shall keep minutes of its meetings, and such minutes shall be submitted at the next regular meeting of the Board of Directors at which a quorum is present, and any action taken by the Board with respect thereto shall be entered in the minutes of the Board.

Section 3.3. Examining Committee. There shall be an examining committee composed of no less than three directors, exclusive of any active officers, appointed by the Board annually or more often. The duty of that committee shall be to examine at least once during each calendar year and within 15 months of the last examination the affairs of the association or cause suitable examinations to be made by auditors responsible only to the Board of Directors and to report the result of such examination in writing to the Board at the next regular meeting thereafter. Such report shall state whether the association is in a sound condition, and whether adequate internal controls and procedures are being maintained and shall recommend to the Board such changes in the manner of conducting the affairs of the association as shall be deemed advisable.

Section 3.4. Other Committees. The Board of Directors may appoint, from time to time, from its own members, compensation, special litigation and other committees of one or more persons, for such purposes and with such powers as the Board may determine.

However, a committee may not:

(1) Authorize distributions of assets or dividends.

(2) Approve action required to be approved by shareholders.

(3) Fill vacancies on the Board of Directors or any of its committees.

(4) Amend the Articles of Association.

(5) Adopt, amend, or repeal the Bylaws.

(6) Authorize or approve the issuance or sale, or contract for sale, of shares, or determine the designation and relative rights, preferences, and limitations of a class or series of shares.

Section 3.5. Quorum. A majority of all the members of any Committee, if an odd number, or fifty percent thereof is an even number, shall constitute a quorum for the transaction of business at any meeting, provided that if any ex-officio members are present, he or she or they shall be included in the determination of the quorum and in the number required for that purpose. The act of a majority of the voting members present at any meeting at which a quorum is present shall be the act of the committee unless otherwise prescribed by resolution of the Board of Directors or of the Executive Committee.

ARTICLE IV.

Officers and Employees

Section 4.1. Chairperson of the Board. The Board of Directors shall appoint one of its members to be the chairperson of the Board to serve at its pleasure. Such person shall preside at all meetings of the Board of Directors. The chairperson of the Board shall supervise the carrying out of the policies adopted or approved by the Board; shall have general executive powers, as well as the specific powers conferred by these Bylaws; and shall have and may exercise such further powers and duties as from time to time may be conferred upon, or assigned by the Board of Directors.

Section4.2. President. The Board of Directors shall appoint one of its members to be the president of the association. In the absence of the chairperson, the president shall preside at any meeting of the Board. The president shall have general executive powers, and shall have and may exercise any and all other powers and duties pertaining by law, regulation, or practice, to the office of president, or imposed by these Bylaws. The president shall also have and may exercise such further powers and duties as from time-to-time may be conferred, or assigned by the Board of Directors.

Section 4.3. Vice President. The Board of Directors may appoint one or more vice presidents. Each vice president shall have such powers and duties as may be assigned by the Board of Directors. One vice president shall be designated by the Board of Directors, in the absence of the president, to perform all the duties of the president.

Section 4.4. Secretary. The Board of Directors shall appoint a secretary or other designated officer who shall be secretary of the Board and of the association, and shall keep accurate minutes of all meetings. The secretary shall attend to the giving of all notices required by these Bylaws; shall be custodian of the corporate seal, records, documents, and papers of the association; shall provide for the keeping of proper records of all transactions of the association; shall have and may exercise any and all other powers and duties pertaining by law, regulation, or practice, to the office of Secretary, or imposed by these Bylaws; and shall also perform such other duties as may be assigned from time-to-time, by the Board of Directors.

Section 4.5. Other Officers. The Board of Directors may appoint one or more assistant vice presidents, one or more assistant secretaries, one or more managers and assistant managers of branches and such other officers and attorneys in fact as from time to time may appear to the Board of Directors to be required or desirable to transact the business of the association. Such officers shall respectively exercise such powers and perform such duties as pertain to their several offices, or as may be conferred upon, or assigned to, them by the Board of Directors, the chairperson of the Board, or the president. The Board of Directors may authorize an officer to appoint one or more officers or assistant officers.

Section 4.6. Tenure of Office. The president and all other officers shall hold office for the current year for which the Board was elected, unless they shall resign, become disqualified, or be removed; and any vacancy occurring in the office of president shall be filled promptly by the Board of Directors.

Section 4.7. Resignation. An officer may resign at any time by delivering notice to the association. A resignation is effective when the notice is given unless the notice specifies a later effective date.
ARTICLE V.

Stock and Stock Certificates

Section 5.1. Transfers. Shares of stock shall be transferable on the books of the association, and a transfer book shall be kept in which all transfers of stock shall be recorded. Every person becoming a shareholder by such transfer shall, in proportion to his or her shares, succeed to all rights of the prior holder of such shares. The Board of Directors may impose conditions upon the transfer of the stock reasonably calculated to simplify the work of the association for stock transfers, voting at shareholder meetings, and related matters, and to protect it against fraudulent transfers.

Section 5.2. Stock Certificates. Certificates of stock shall bear the signature of the president (which may be engraved, printed, or impressed), and shall be signed manually or by facsimile process by the secretary, assistant secretary, chief financial officer, or any other officer appointed by the Board of Directors for that purpose, to be known as an authorized officer, and the seal of the association shall be engraved thereon. Each certificate shall recite on its face that the stock represented thereby is transferable only upon the books of the association properly endorsed.

The Board of Directors may adopt or use procedures for replacing lost, stolen, or destroyed stock certificates as permitted by law.

The association may establish a procedure through which the beneficial owner of shares that are registered in the name of a nominee may be recognized by the association as the shareholder. The procedure may set forth:

(1) The types of nominees to which it applies.

(2) The rights or privileges that the association recognizes in a beneficial owner.

(3) How the nominee may request the association to recognize the beneficial owner as the shareholder.

(4) The information that must be provided when the procedure is selected.

(5) The period over which the association will continue to recognize the beneficial owner as the shareholder.

(6) Other aspects of the rights and duties created.

ARTICLE VI.

Corporate Seal

Section 6.1. Seal. The president, the chief financial officer, the secretary, or any assistant secretary, or other officer thereunto designated by the Board of Directors, shall have authority to affix the corporate seal to any document requiring such seal and to attest the same. Such seal shall be substantially in the following form:

(Impression)
(of)
(Seal)

In the execution on behalf of this Association of any instrument, document, writing, notice or paper it shall not be necessary to affix the corporate seal of this Association thereon, and any such instrument, document, writing, notice or paper when executed without said affixed thereon shall be of the same force and effect and as binding on this Association as if said corporate seal had been affixed thereon in each instance. Said seal, if required, may be affixed, imprinted or reproduced by facsimile on any instrument or document, including certificates for shares of stock of this Association.

ARTICLE VII.

Miscellaneous Provisions

Section 7.1. Fiscal Year. The fiscal year of the association shall be the calendar year.

Section 7.2. Execution of Instruments. All agreements, indentures, mortgages, deeds, conveyances, transfers, certificates, declarations, receipts, discharges, releases, satisfactions, settlements, petitions, schedules, accounts, affidavits, bonds, undertakings, proxies and other instruments or documents may be signed, executed, acknowledged, verified, delivered or accepted on behalf of the association by the chairperson of the Board, or the president, or any vice president, or the secretary. Any such instruments may also be executed, acknowledged, verified, delivered or accepted on behalf of the association in such other manner and by such other officers as the Board of Directors may from time to time direct. The provisions of this section 8.2 are supplementary to any other provision of these Bylaws.

Section 7.3. Records. The Articles of Association, the Bylaws, and the proceedings of all meetings of the shareholders, the Board of Directors, and standing committees of the Board, shall be recorded in appropriate minute books provided for that purpose. The minutes of each meeting shall be signed by the secretary or other officer appointed to act as secretary of the meeting.

Section 7.4. Corporate Governance Procedures. To the extent not inconsistent with applicable federal banking statutes, the corporate governance procedures of the corporate laws of the State of Washington.

Section 7.5. Indemnification. The bank may make or agree to make indemnification payments to an institution-affiliated party, as defined at 12 USC 1813(u), for an administrative proceeding or civil action initiated by any federal banking agency, that are reasonable and consistent with the requirements of 12 USC 1828(k) and its implementing regulations.

The bank may indemnify each director, officer and employee, and to the extent approved by the board of directors of the Association, any other an institution-affiliated party, as defined at 12 USC 1813(u), for damages and expenses, including the advancement of expenses and legal fees, in cases involving an administrative proceeding or civil action not initiated by a federal banking agency, in accordance with the Delaware General Corporation Law, Del. Code An. tit. 8 (1991, as amended 1994, and as amended thereafter), provided such payments are consistent with safe and sound banking practices.

The Association may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Association or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Association would have had the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law; provided, however, that no such insurance shall protect directors, officers or employees against any expense, liability, or loss caused by the issuance of a formal order by an appropriate bank regulatory agency assessing civil money penalties against a bank director or employee.

ARTICLE VIII.

Bylaws

Section 8.1. Inspection. A copy of the Bylaws, and all amendments shall at all times be kept in a convenient place at the main office of the association, and may be inspected by all shareholders during banking hours.

Section 8.2. Amendments. The Bylaws may be amended, altered, or repealed, at any regular meeting of the Board of Directors, by a vote of a majority of the total number of the directors, except as provided below.

I, Jeffrey P. Rauth, certify that: (1) I am the duly constituted (secretary) of HomeTown National Bank (In Organization) and secretary of its Board of Directors, and as such officer am the official custodian of its records; (2) the foregoing Bylaws are the Bylaws of the association, and all of them are now lawfully in force and effect.

I have hereunto affixed my official signature and the seal of the association, in the city of Longview, on this 23rd day of June, 1999.

____

Jeffrey P. Rauth
Secretary

MOSS-ADAMS LLP 

CERTIFIED PUBLIC ACCOUNTANTS

EXHIBIT 10.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation in the Offering Circular constituting part of the Regulation A Offering Statement, on Form 1-A of our report dated February 25, 2005, with respect to the consolidated balance sheets of Hometown Financial Services, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income and comprehensive income, changes in stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2004. We also consent to the reference to our Firm under the heading "Experts" in the Offering Circular, which is part of the Offering Statement.

Moss Adams LLP

Portland, Oregon
September 26, 2005

GRAHAM & DUNN PC

Exhibit 11.1

September 23, 2005

Board of Directors
HomeTown Financial Services, Inc.
970 14th Avenue
Longview, Washington 98632

Re: Legality of Securities to be Issued

Ladies and Gentlemen:

We have acted as special counsel to HomeTown Financial Services, Inc., a Washington corporation (the "Company"), in connection with the offering of a maximum of 50,000 shares of the Company's common stock, $10.00 par value per share (the "Shares") to be sold by the Company in an offering to the public, as described in an Offering Statement on Form 1-A (the "Offering Statement") to be filed with the Securities and Exchange Commission ("SEC"). The Offering Statement will be filed pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended ("1933 Act").

In connection with the opinion rendered hereby, we have examined (a) the Company's Articles of Incorporation; (b) the Offering Statement; and (c) such other documents as we have deemed necessary to form the opinion hereinafter expressed. As to various questions of fact material to such opinions, where relevant facts were not independently established, we have relied upon statements of officers of the Company.

Based and relying solely upon the foregoing, we advise you that in our opinion the Shares, or any portion thereof, when sold by the Company pursuant to the terms of the Offering Statement and after the Offering Statement has been qualified by the SEC, will be legally issued under the laws of the state of Washington, fully paid and non-assessable.

Pier 70
2801 Alaskan Way ~ Suite 300
Seattle WA 98121-1128
Tel 206.624.8300
Fax 206.340.9599
www.grahamdunn.com

SEATTLE ~ PORTLAND ~ TACOMA

Consent is hereby given to the filing of this opinion as an Exhibit to the Offering Statement and to the reference in the Offering Circular contained therein to this firm under the caption "Legal Matters" as having passed upon the legality of the Shares. In giving this consent, we do not admit that we are experts within the meaning of the 1933 Act, to the extent it may apply.

Very truly yours,

Graham & Dunn P.C.

M32026-615898